


20170217

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2017

Jeffrey M. Taylor
American Water Works Company, Inc.
jeffrey.m.taylor@amwater.com

Re: American Water Works Company, Inc.

Dear Mr. Taylor:

This is in regard to your letter dated February 2, 2017 concerning the shareholder proposal submitted by NorthStar Asset Management, Inc. Funded Pension Plan for inclusion in American Water's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that American Water therefore withdraws its January 6, 2017 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Courtney Haseley
Attorney-Adviser

cc: Mari Schwartzer
NorthStar Asset Management, Inc.
mschwartzer@northstarasset.com



AMERICAN WATER

Jeffrey M. Taylor
Chief SEC & Corporate Governance Counsel and
Assistant Secretary
1025 Laurel Oak Road, Voorhees, NJ 08043
P:(856) 309-4577 F: (856) 346-5899
Jeffrey.M.Taylor@amwater.com

February 2, 2017

VIA E-MAIL (shareholderproposals@sec.gov) AND UPS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: American Water Works Company, Inc. – Withdrawal of No-Action Request Dated January 6, 2017 Relating to Stockholder Proposal of NorthStar Asset Management, Inc. Funded Pension Plan

Ladies and Gentlemen:

Reference is made to that certain letter, dated January 6, 2017, from the undersigned to the U.S. Securities and Exchange Commission regarding the request of American Water Works Company, Inc. (the "Company") that the staff of the Division of Corporation Finance not recommend any enforcement action if the Company omitted from the proxy statement for its 2017 annual meeting of stockholders a stockholder proposal (the "Proposal") by NorthStar Asset Management, Inc. Funded Pension Plan (the "Proponent").

By letter dated February 2, 2017, a copy of which accompanies this letter, the Proponent withdrew the Proposal. Accordingly, the Company hereby withdraws its no-action request with respect to the Proposal.

Very truly yours,

Jeffrey M. Taylor
Chief SEC & Corporate Governance Counsel and
Assistant Secretary

cc: Julie N.W. Goodridge, President and CEO, NorthStar Asset Management, Inc. Funded Pension Plan
Mari C. Schwartzer, Assistant Director of Shareholder Activism, Engagement and Social Research, NorthStar Asset Management, Inc. Funded Pension Plan
Michael A. Sgro, Executive Vice President, General Counsel and Secretary, American Water Works Company, Inc.
Joanne R. Soslow, Morgan, Lewis & Bockius LLP
Alan Singer, Morgan, Lewis & Bockius LLP

Enclosure

NORTHSTAR ASSET MANAGEMENT INC

SOCIALLY
RESPONSIBLE
PORTFOLIO
MANAGEMENT

February 2, 2016

Jeffrey M. Taylor
Chief SEC & Corporate Governance Counsel and Assistant Secretary
American Water Works Company, Inc.
1025 Laurel Oak Road
Voorhees, NJ 08043

Via email: Jeffrey.M.Taylor@amwater.com

Dear Mr. Taylor:

NorthStar Asset Management, Inc. Funded Pension Plan hereby withdraws its Dec 1, 2016 shareholder proposal on the human right to water submitted for the 2017 proxy. This withdrawal is contingent upon the company withdrawing its January 6, 2017 no-action request to the SEC.

Sincerely,



Julie N.W. Goodridge
President and CEO
Trustee, NorthStar Asset Management, Inc. Funded Pension Plan


AMERICAN WATER

Jeffrey M. Taylor
Chief SEC & Corporate Governance Counsel and
Assistant Secretary
1025 Laurel Oak Road, Voorhees, NJ 08043
P:(856) 309-4577 F: (856) 346-5899
Jeffrey.M.Taylor@amwater.com

Rule 14a-8(e)(2)
Rule 14a-8(i)(7)
Rule 14a-8(i)(10)

January 6, 2017

VIA E-MAIL: SHAREHOLDERPROPOSALS@SEC.GOV

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: American Water Works Company, Inc. - Omission of Stockholder Proposal Submitted by NorthStar Asset Management, Inc. Funded Pension Plan

Ladies and Gentlemen:

American Water Works Company, Inc., a Delaware corporation ("***American Water***"), intends to omit from its proxy statement and other proxy materials (the "***Proxy Materials***") for American Water's 2017 annual meeting of stockholders, the stockholder proposal (the "***Proposal***") submitted to American Water by NorthStar Asset Management, Inc. Funded Pension Plan (the "***Proponent***"). Pursuant to Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "***Act***"), and for the reasons set forth below, American Water respectfully requests confirmation that the staff (the "***Staff***") of the Division of Corporation Finance of the Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action if American Water excludes the Proposal from its Proxy Materials. The Proposal, along with copies of all relevant correspondence between American Water and the Proponent, are attached to this letter as Attachment A.

Pursuant to Staff Legal Bulletin No. 14D (November 7, 2008), American Water is submitting this letter and its attachments to the Staff via e-mail at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j) under the Act, copies of this letter and its attachments are concurrently being sent to the Proponent as notice of American Water's intent to exclude the Proposal from the Proxy Materials.

In addition, pursuant to Rule 14a-8(k) and Staff Legal Bulletin No. 14D (November 7, 2008), American Water requests that the Proponent provide to the undersigned a copy of any correspondence it may choose to submit to the Staff in response to this submission.

Because the failure to timely submit a stockholder proposal is a deficiency that cannot be remedied, American Water has not provided to the Proponent the 14-day notice and opportunity to cure under Rule 14a-8(f)(1) of the Act. Rule 14a-8(f)(1) states that a company need not give a stockholder notice of a deficiency in its proposal "if the deficiency cannot be remedied, such as if the stockholder fails to submit a proposal by the company's properly determined deadline."

Pursuant to Rule 14a-8(j), American Water is submitting this letter not less than 80 days before it intends to file its Proxy Materials.

THE PROPOSAL

The Proposal calls for the adoption by American Water's stockholders of the following resolution:

> "**RESOLVED**: Shareholders request that the Board of Directors annually report to shareholders, at a reasonable cost and omitting proprietary information, on progress toward implementation of the Company's "Commitment to Human Rights," including United Nations' identified rights to safe, sufficient, acceptable, and physically accessible water for personal drinking and sanitation use.
>
> Shareholders recommend that the report include metrics for each of the preceding three years such as number of:
> - customer grievances received;
> - shutoffs completed, including average length of shutoff per customer;
> - customers that have had their water shutoff for longer than 30 days;
> - customers that experienced boil water warnings or other water quality issues, with personal demographics;
> - customers that experienced water shortages.
>
> Shareholders also recommend that the report include, to the extent available, demographics of customers that experienced shutoffs or shortages (e.g. age, race, ethnicity, number of children, elderly or ill in the home, income level).
>
> Finally, the report should discuss company actions or policies to improve its human rights performance on these issues."

BASIS FOR EXCLUSION

American Water respectfully requests that the Staff concur in its view that the Proposal may be excluded from the Proxy Materials pursuant to the specific provisions of Rule 14a-8 indicated below:

- Rule 14a-8(e)(2), because the Proponent submitted the Proposal after the properly determined deadline for the submission of stockholder proposals disclosed in American Water's definitive proxy statement for its 2016 annual meeting of stockholders (the "***2016 Proxy Statement***");

- Rule 14a-8(i)(10), because American Water has already substantially implemented the Proposal; and

- Rule 14a-8(i)(7), because the Proposal deals with matters relating to American Water's ordinary business operations.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(e)(2) Because the Proponent Submitted the Proposal after the Properly Determined Deadline for the Submission of Stockholder Proposals Disclosed in American Water's Definitive Proxy Statement for Its 2016 Annual Meeting of Stockholders.

Rule 14a-8(e)(2) sets forth the manner of calculating the deadline for the submission of shareholder proposals in connection with a company's regularly scheduled annual meeting:

> "The proposal must be received at the company's executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting."

Rule 14a-8(e)(1) contemplates that American Water will include the deadline in the preceding year's proxy statement.

In accordance with Rule 14a-8(e)(1) and 14a-8(e)(2), the 2016 Proxy Statement, which was first sent to stockholders on April 1, 2016, stated that all stockholder proposals for inclusion in the Proxy Materials must be received by American Water on or before December 2, 2016 (the "***Deadline***").[1]

Attachment B includes a true and correct copy of American Water's internal mail delivery log at its principal executive offices showing delivery and receipt of a letter from the Proponent on December 6, 2016. The tracking summary from the U.S. Postal Service included in Attachment B also confirms that the Proposal was delivered to and received by American Water at its principal executive offices on December 6, 2016, four days after the Deadline. Although the tracking information indicates that the letter was "available for pickup" on December 2, 2016, the delivery of a letter containing the Proposal to a U.S. Post Office on December 2, 2016 does not constitute delivery to American Water's principal executive offices as required by Rule 14a-8(e)(2). In any event, American Water was not made aware

[1] 2016 Proxy Statement, at 77.

of the existence of the letter prior to the delivery to American Water's principal executive offices on December 6, 2016.

After receiving the Proposal, the undersigned contacted the Proponent at its principal offices to state that in American Water's view, the Proposal was received after the Deadline and therefore excludable. The undersigned was referred to contact Mari Schwartzer, the Coordinator of Shareholder Activism of the Proponent, and did so by telephone on December 12, 2016. At that time, Ms. Schwartzer informed the undersigned that she separately emailed the Proposal on December 1, 2016 to American Water's investor relations email address (aw.investorrelations@amwater.com) and on December 2, 2016 to "contacttheboard@amwater.com." Based on this information, on December 12, 2016, the undersigned asked American Water's investor relations department to search for emails received at its email account. American Water's investor relations department had no record of receiving the December 1, 2016 email; however, the undersigned was able to locate the December 2, 2016 emailed copy of the Proposal.[2] A copy of the December 2, 2016 email is included in the materials attached hereto as Attachment A. Prior to December 12, 2016, no one at American Water was aware of the existence of the Proponent's email purportedly submitting the Proposal. Also, the Proponent did not contact American Water prior to submitting the Proposal via email to obtain the appropriate email address for delivering a stockholder proposal, and American Water was not otherwise on notice of the Proponent's intent to submit a stockholder proposal prior to December 6, 2016.

As indicated in the 2016 Proxy Statement, the email address "contacttheboard@amwater.com" is maintained by American Water to facilitate confidential and direct stockholder communications to its Board of Directors.[3] The address is not referenced elsewhere in the 2016 Proxy Statement and is not a channel for communication for any other purpose. Although the email account is checked periodically for messages to the Board of Directors, it is not monitored for stockholder proposals, and, therefore, the email was not immediately forwarded to the attention of American Water's corporate secretary.

As noted above, the Proponent physically mailed the Proposal to American Water's principal executive offices, but the mailed copy of the Proposal was not received until December 6, 2016, four days after the Deadline, and therefore, the Proposal is excludable. The fact that the email was sent on the Deadline date does not change this result, because the Proponent submitted the Proposal to an email address that was not monitored for stockholder proposals, and the email did not come to the attention of executive personnel until the Deadline had passed.

In Staff Legal Bulletin No. 14 (July 13, 2001), the Staff advised that proposals must be received at the company's principal executive offices, and if a proponent "sends a proposal to any other location, even if it is to an agent of the company or to another company location, [that] would not satisfy the requirement." The Staff subsequently provided specific guidance

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[2] It should be noted that the December 2, 2016 email from the Proponent included a forward of its December 1, 2016 email, but American Water's investor relations department does not have any record of otherwise having received the December 1, 2016 email.
[3] See 2016 Proxy Statement, at 79.

for stockholders submitting proposals via facsimile transmission in Staff Legal Bulletin No. 14C (June 28, 2005). The guidance provides, in part, that a proponent intending to submit a proposal by facsimile should "ensure that he or she has obtained the correct facsimile number for such submissions." The guidance warns if "the facsimile number is incorrect, the shareholder proponent's proposal may be subject to exclusion on the basis that the shareholder proponent failed to submit the proposal or response in a timely manner."

While the Staff has not released specific guidance on email transmissions, several no-action letters indicate that the Staff has applied its guidance on facsimile communications to email communications; the Staff has provided no-action relief to companies excluding proposals submitted to an email address or a facsimile number that was not maintained for stockholder proposals where the submission was discovered only after the submission deadline, even though the email was submitted prior to the submission deadline. In *Ellie Mae Inc* (Mar. 12, 2015), the Staff concurred with the exclusion of a proposal sent prior to the submission deadline to the email address of the company's former corporate secretary and the company's investor relations department and to a facsimile number not monitored for stockholder proposals, as the proposal was not discovered by the company until 27 days after of the deadline. In *Alcoa, Inc.* (Jan. 12, 2009), the Staff provided no-action relief where the company's secretary did not receive the proposal until after the deadline for submitting proposals because the proponent submitted a stockholder proposal by email to the company's investor relations department and by facsimile to a number that was not in the company's principal executive offices. In *AT&T, Inc.* (Dec. 20, 2007), the Staff concurred with the exclusion of a shareholder proposal where the proposal was submitted via facsimile to a company location other than the company's principal executive offices prior to the deadline and was then sent by that location to the company's principal executive offices. Finally, in *Xerox Corp.* (May 2, 2005), the Staff provided no-action relief where a proponent submitted a proposal via facsimile to the company's treasury department, rather than the company's corporate secretary's office, and because no one was monitoring the fax machine in the treasury department for stockholder proposals, the proposal was lost and was not received by corporate secretary's office prior to the deadline.

These no-action letters are clearly applicable to the facts surrounding the Proponent's submissions. The Proponent sent the Proposal via the U.S. Postal Service to American Water's principal executive offices, but the mailed copy of the Proposal was not received at Company's principal executive offices until four days after the Deadline. The Proponent also submitted the Proposal to an email address that was not monitored for stockholder proposals. American Water had no reason to believe that stockholder proposals would be sent to the "contacttheboard@amwater.com" email account, or its investor relations account (and American Water has no record of receiving an email from the Proponent directed to the latter email account). As a result, no one in American Water's corporate secretary's office was aware of the Proponent's email submitting the Proposal until December 12, 2016, ten days after the Deadline. Consistent with the guidance in Staff Legal Bulletin 14C, the Proponent should have contacted American Water to obtain an appropriate email address prior to submission of the Proposal. As a result, we believe the Proposal is excludable because both the physically mailed and emailed copies were not submitted on a timely basis.

In this regard, we note that the Staff has strictly construed the Rule 14a-8 deadline and has permitted companies to exclude from their proxy materials those proposals received at the companies' principal executive offices after the deadline for receipt. *See*, *e.g.*, *The Proctor & Gamble Company* (July 19, 2016) (concurring with the exclusion of a proposal received two days after the submission deadline); *Adobe Systems Inc.* (Jan. 4, 2016) (concurring with the exclusion of a proposal received three days after the submission deadline); *Chevron Corporation* (Mar. 4, 2015) (concurring with the exclusion of a proposal received one day after the submission deadline); *Amphenol Corp*. (Feb. 13, 2015) (concurring with the exclusion of a proposal received three days after the submission deadline); and *Applied Materials, Inc.* (Nov. 20, 2014) (concurring with the exclusion of a proposal received one day after the submission deadline). We note that the Staff has concurred with the exclusion of past proposals submitted by the Proponent to other companies where the proposals were not timely submitted. *See The Procter & Gamble Company* (July 11, 2013) (concurring with the exclusion of a proposal by the Proponent received three days after the submission deadline) and *Tootsie Roll Industries, Inc.* (Jan. 14, 2008) (concurring with the exclusion of a proposal by the Proponent received two days after the submission deadline). These no-action letters should have underscored to the Proponent the importance of submitting the Proposal prior to the Deadline, as well as the applicability of the Staff's guidance in Staff Legal Bulletin No. 14 (July 13, 2001): "To avoid exclusion on the basis of untimeliness, a shareholder should submit his or her proposal well in advance of the deadline…".

For the foregoing reasons, we believe that the Proposal may be excluded because the Proposal was not received at American Water's principal executive offices within the timeframe required by Rule 14a-8(e).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because American Water Has Already Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has already substantially implemented the proposal. In addressing an earlier version of the rule, the Commission stated in 1976 that the rule was "designed to avoid the possibility of stockholders having to consider matters which already have been favorably acted upon by the management." *Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Exchange Act Release No. 12598 (July 7, 1976). For the reason described below, we believe that the Proposal will require American Water's stockholders to do exactly what the rule is intended to prevent.

The Proposal requests that American Water's Board of Directors annually report to stockholders on progress towards implementation of American Water's "Commitment to Human Rights." As the Proposal acknowledges, American Water has already adopted a policy entitled "Our Commitment to Human Rights," a copy of which is provided in Attachment C hereto (the "***Human Rights Policy***"). The Human Rights Policy emphasizes American Water's commitment to respecting all human rights, especially the human right to water and sanitation through investing in infrastructure, improving water efficiency and ensuring water affordability. The Human Rights Policy concludes by reiterating American Water's continuing commitment to engaging regularly with its communities and stakeholders and reporting on its progress in the areas of commitment outlined in the policy. American Water has demonstrated this commitment to communication and transparency through its publicly available corporate responsibility reports available on American Water's website. As explained in more detail below, these reports, which are issued periodically, provide detailed information regarding, among other things, American Water's progress towards its implementation of the Human Rights Policy. As a result, we believe American Water has substantially implemented the Proposal.

American Water issued its first full corporate responsibility report in 2011, becoming the first U.S. water and wastewater company to report on environmental, social and governance performance against Global Reporting Initiative Index guidelines. This biennial report includes American Water's priorities, policies and approaches to corporate responsibility and maps American Water's disclosures against the Global Reporting Initiative Index guidelines to assist the public in gauging the company's progress. American Water's most recent corporate responsibility report, the 2013-2014 Corporate Responsibility Report, which was released in 2015, is attached hereto as Attachment D and is available on American Water's website, https://amwater.com/, under "About Us," "Corporate Responsibility" or may be accessed directly at https://dnnh3qht4.blob.core.windows.net/portals/0/Customer%20Communications/American-Water-CR-2013-14.pdf?sr=b&si=DNNFileManagerPolicy&sig=W4zKAy%2B%2B%2B9xAlfWutC3%2BKxwF5CI9Xawjfr6YGyjZDsg%3D.[4] American Water anticipates that it will publish an update to this report in 2017.

The 2013-2014 Corporate Responsibility Report provides a detailed account of many aspects of American Water's performance, including matters pertaining to implementation of America Water's Human Rights Policy. Throughout the 2013-2014 Corporate Responsibility Report, American Water offers specific information regarding its progress with respect to the three components of the "human right to water and sanitation" that is the principal focus of the Human Rights Policy: infrastructure investments, water efficiency and affordability. For example, the 2013-2014 Corporate Responsibility Report describes the following recent activities and achievements, among others, which demonstrate American Water's continued implementation of the Human Rights Policy:

Infrastructure Investment:

- The 2015-2019 plan to invest $6 billion to ensure the quality of American Water's water services, with $5.2 billion to be invested in infrastructure in American Water's regulated businesses.

- Investment of over $6 million through American Water's New Jersey state subsidiary in West Orange, New Jersey to clean pipes and re-line water mains with a unique 3M™

[4] American Water's website currently is being redesigned. Until recently, the 2013-2014 Corporate Responsibility Report was available on American Water's website through its "ESG Gateway" portal and was directly accessible at http://www.amwater.com/files/American-Water-CR-2013-14.pdf.

Scotchkote™ sealant that extends the life of water mains and offers environmental benefits.

- Ongoing support for Water for People, an international non-governmental organization that uses water as a catalyst for change in communities that lack access to safe drinking water, basic sanitation and hygiene, including employee fundraising efforts that, with a company match, resulted in a donation of more than $189,000 to Water for People in 2014.

- The 2014 dedication, together with community members, of a new 600,000 gallon water storage tank in Kane, Pennsylvania, providing one million gallons of water storage, and plans to rehabilitate 15 existing water storage tanks across its Pennsylvania subsidiary's service area.

- Participation in the political process and collaboration with various policy institutions to support laws and regulations that seek investments in water and wastewater infrastructure, build effective partnerships with municipalities, sustain use of natural resources and provide for clean, safe, reliable and affordable water for life.

- Service of American Water's president and chief executive officer as co-chair on the Executive Council on Infrastructure, a group of top executives brought together by the Bipartisan Policy Center , a non-profit organization that actively promotes bipartisanship and works to find actionable solutions to the United States' key challenges, to identify and explore ways to overcome the barriers to infrastructure funding, develop strategies to encourage additional private investment in infrastructure and promote economic growth.

Water Efficiency:

- American Water's recycling of nearly 2 billion gallons of water annually and production of reuse water at more than 80 facilities.

- Coordination with the WateReuse Research Foundation to conduct 15 research projects, valued at $5.9 million, since 2006 to study and promote water reuse.

- Efforts to promote water conservation, including details regarding steps taken in response to California's severe drought.

- Use of new and innovative products to manage American Water's systems and improve efficiency, such as SteamControl, which decreases energy use and greenhouse gas emissions, NPXpress, which reduces aeration energy consumption and the need to add carbon in the wastewater treatment process, and NewLimits, which provides a compact nitrification/de-nitrification module to reduce ammonia levels in wastewater treatment.

- Voluntary participation in the Environmental Protection Agency's WaterSense Program and partnership with the Environmental Protection Agency on national Fix A Leak Week, a part of the WaterSense Program, to raise awareness regarding water leaks and help with solutions.

- Detailed disclosure of water withdrawal by American Water's state subsidiaries, including withdrawal from ground, surface and purchased sources since 2011, as well as wastewater reuse applications and chemical use since 2010.

- Commitment to achieve a 16 percent reduction in greenhouse gas emissions by 2017 from 2007 levels, surpassing the national agenda and leading the water industry, and commitment to reduce waste, including a 12 percent reduction in residuals sent to landfills in 2014 from operations under American Water's direct control.

- American Water's Comprehensive Planning Study program, an engineering report which assesses the company's balance between water supply and demand and evaluates the long-term viability of its resources.

- Participation in a research project at the Illinois Sustainable Technology Center to pilot an acoustic monitoring technique to detect leaks by monitoring the sound signatures of water flow, enabling American Water to address leaks quickly and minimize water loss.

- Collaboration with American Water's meter suppliers to improve quality and operating efficiency by providing regular feedback on failure rates, failure modes and field performance issues. American Water and its suppliers also work together to develop new products to address unmet business needs, such as the development of a blow-off value that automatically releases water based on temperature, preventing lines from freezing and saving tens of millions of gallons of water in a winter test.

Affordability:

- Customer assistance programs offered by American Water's state subsidiaries to help financially challenged or disadvantaged householders with water services bills, including in California, where the company saw a 349 percent increase in customer enrollment in its California Customer Assistance Program, and Illinois, where the company assisted 1,009 households by giving $132,802 in 2014 to help with the payment of their water bills through company and customer contributions.

The 2013-2014 Corporate Responsibility Report provides more detail regarding these and other initiatives, clearly and comprehensively addressing the implementation of each component of the "human right to water and sanitation" that is the principal focus of the Human Rights Policy. In other words, American Water already has provided a detailed report on "progress toward implementation of [the Human Rights Policy]" that is the focus of the Proposal.

Furthermore, American Water has published a series of white papers on various topics addressed by the Proposal, including, for example, *Reliable Water Service and the Economy, Creating Operating Efficiencies in the Water Industry* and *Working with Customers to Reduce Water Usage during California Drought*. A copy of these white papers is included in Attachment E and is available at http://pr.amwater.com/PressResources/white_papers.cfm. Each of these white papers addresses one or more elements of American Water's Commitment to Human Rights as set forth therein. For example:

- In *Reliable Service and the Economy*, American Water details its adoption of best practices to use water more efficiently, to implement leak detection programs, and to support integrated water resource management program as a "coherent set of water resources policies and uses that balances all reasonable social, environmental, and economic needs in a sustainable way."

- In *Creating Operational Efficiencies in the Water Industry*, American Water describes its energy efficiency work to improve pump efficiencies, to support new, renewable energy technologies to reduce emissions that contribute to climate change, and to detect and repair leaks as a main component for water conservation.

- In *Working with Customers to Reduce Water Usage during California Drought*, American Water identifies the specific steps taken by California American Water, a wholly owned utility subsidiary of American Water, to educate and encourage customers, including through social media, direct mailers, door-to-door campaigns and individual outreach, to reduce water use in response to the severe California drought, including various programs established by California American Water to encourage efficient water usage.

When a company has already acted favorably on an issue addressed in a shareholder proposal, a company is not required to ask its shareholders to vote on that same issue. In this regard, the Staff has on numerous occasions provided no-action relief with respect to the exclusion of a proposal where the company has already addressed each element requested in the proposal. *See General Electric Co.* (Jan. 23, 2010) (permitting the exclusion of a proposal requesting the board explore with certain executive officers the renunciation of stock option grants where the board had conducted discussions with the executive officers on that topic); *ConAgra Foods, Inc.* (July 3, 2006) (permitting the exclusion of a proposal requesting that the board of directors issue a sustainability report to stockholders where the company already published a sustainability report on its website); *Raytheon Co.* (Jan. 25, 2006) (permitting the exclusion of a proposal requesting that the board of directors issue a sustainability report to stockholders where the company already published a stewardship report on its website which included substantially all of the areas suggested by the proposal); and *Alcoa Inc.* (Feb. 3, 2009); *Caterpillar Inc.* (Mar. 11, 2008); *Wal-Mart Stores, Inc.* (Mar. 10, 2008); and *PG&E Corp.* (Mar. 6, 2008) (each of which provided no-action relief for the exclusion of a proposal requesting a report on global warming where the company had already prepared an environmental sustainability report).

Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See, e.g.*, *Exelon Corp.* (Feb. 26, 2010); *Anheuser-Busch Cos., Inc.* (Jan. 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson* (Feb. 17, 2006); *Talbots Inc.* (Apr. 5, 2002). Thus, when a company can demonstrate that it has already taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented." *See, e.g.*, *Exxon Mobil Corp.* (Mar. 23, 2009).

An analysis of each of the elements of the reporting requested by the Proposal demonstrates that American Water has already substantially implemented the Proposal. The 2013-2014 Corporate Responsibility Report provides a biannual report of American Water's continued efforts regarding infrastructure investment, improving water efficiency and water affordability by detailing American Water's commitment to replacing and rehabilitating water infrastructure, by implementing programs to reduce water leakage, by practicing and promoting recycling and reuse of water resources, by participating in government and other programs to decrease water use, practice conservation and save water and by providing assistance to low income customers with respect to their water bills. Furthermore, American Water's published white papers provide an additional report from American Water on its programs involving, among other things, water infrastructure investments and water and energy efficiency.

American Water acknowledges that the report requested by the Proposal and the various materials cited above do differ in certain ways. The Proposal requests an annual report to stockholders while the corporate responsibility report is issued every two years. American Water believes issuing the report biannually is appropriate in light of the substantial resources necessary to put together such a comprehensive report. Moreover, many of the initiatives described in the corporate responsibility report are long-term projects which are being implemented over the course of multiple years. Therefore, the corporate responsibility report and American Water's white papers provide stockholders with substantial and reasonably current information about American Water's commitment under the Human Rights Policy. The Proposal also requests that the report include detailed, specific customer metrics related to customer grievances, shutoffs, water quality issues and water shortages, as well as the demographics of customers experiencing shutoffs or shortages. The requested highly granular, statistical information is collateral, and not substantively relevant, to American Water's implementation of the Human Rights Policy.[5]

A company need not implement a proposal in exactly the manner set forth by the proponent. *See, e.g., Johnson & Johnson* (Feb. 17, 2006) (proposal that requested the company to confirm the legitimacy of all current and future U.S. employees was substantially

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[5] Moreover, as further discussed below, the requested information focuses on customer relations matters that fall squarely within American Water's ordinary business operations, and for this reason, we also believe the Proposal may be excluded under Rule 14a-8(i)(7).

implemented because the company had verified the legitimacy of 91% of its domestic workforce); *Hewlett-Packard Co.* (Dec. 11, 2007) (proposal requesting that the board permit stockholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit stockholders to call a special meeting unless the board determined that the special business to be addressed had been addressed recently or would soon be addressed at an annual meeting). For the foregoing reasons, we believe that American Water already has taken actions that have substantially implemented the Proposal and, accordingly, the Proposal should be excluded pursuant to Rule 14a-8(i)(10).

III. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals with Matters Relating To American Water's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal from its proxy materials if the proposal deals with matters relating to a company's ordinary business operations. The term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead, as stated by the Commission in its 1998 release, the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." *Amendments to Rules on Shareholder Proposals,* Exchange Act Release No. 40018 (May 21, 1998) (the "***1998 Release***"). In the 1998 Release, the Commission also stated that, "consistent with the policy of most state corporate laws," the general policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." As discussed below, the Proposal calls for American Water to report specific metrics regarding American Water's day-to-day management of its water utility operations pertaining to customer relations, including customer complaints, customer water shutoffs, customers experiencing water shortages and other customer data. Accordingly, we believe the Proposal may be also excluded from the Proxy Materials pursuant to Rule 14a-8(i)(7).

American Water is the largest and most geographically diverse investor-owned, publicly-traded United States water and wastewater utility company, as measured by both operating revenues and population served. American Water, through its subsidiaries, employs approximately 6,700 persons who provide drinking water, wastewater and other related services to an estimated 15 million people in 47 states, the District of Columbia and Ontario, Canada. American Water's interactions with its approximately 15 million customers are a significant component of its day-to-day operations, and require, in the ordinary course of business, numerous day-to-day business decisions relating to customer service, including in response to customer requests for service and customer complaints. In essence, nothing is more representative of American Water's ordinary business operations than its customer relations matters.

As discussed above, the Proposal requests that American Water's Board of Directors annually report to shareholders the company's progress toward implementing the Human Rights Policy, including specific metrics for each of the preceding three years on a number of customer relations matters such as number of:

- customer grievances received;
- shutoffs completed, including average length of shutoff per customer;
- customers that have had their water shutoff [sic] for longer than 30 days;
- customers that experienced boil water warnings or other water quality issues, with personal demographics;
- customers that experienced water shortages.

The Proposal also recommends that "the report include, to the extent available, demographics of customers that experienced shutoffs or shortages (e.g. age, race, ethnicity, number of children, elderly or ill in the home, income level)."

As noted above, in order to provide American Water's services, many of American Water's 6,700 employees make numerous day-to-day decisions to manage water supplies, oversee water treatment, regulate water volumes and pressures, and pump, store, sample, test, report and meter water. Customer relations matters, including matters pertaining to customer grievances, customer shutoffs, boil water warnings and water shortages, are central to American Water's business. Thus, in recommending a report on these matters, the Proposal seeks information regarding "core matters involving the company's business and operations" and, accordingly, relates to ordinary business matters within the meaning of Rule 14a-8(i)(7).

The Staff has long recognized that proposals that attempt to govern business conduct involving customer relations may be excluded from proxy materials pursuant to Rule 14a-8(i)(7) because they infringe upon management's oversight of ordinary business operations. *See, e.g.*, *The Coca-Cola Company* (Feb. 17, 2010) (permitting exclusion of a proposal that the company publish a report discussing policy options responsive to concerns regarding bottled water because the proposal implicated customer relations and decisions relating to product quality); *Verizon Communications Inc.* (Feb. 22, 2007) and *AT&T Inc.* (Feb. 7, 2008) (permitting exclusion of a proposal that sought a report on the technical, legal and ethical policy issues pertaining to the disclosure of customer records and communications content to government agencies without a warrant and the effect of such disclosures on customer privacy rights as relating to "protecting customer information"); and *H&R Block, Inc.* (Aug. 1, 2006) (permitting exclusion of a proposal that sought implementation of a legal compliance program with respect to lending policies as relating to "credit policies, loan underwriting, and customer relations).

Moreover, the Proposal's request for customer relations information should not affect the applicability of the Rule 14a-8(i)(7) exclusion even though it purportedly relates to the Human Rights Policy. The fact that a shareholder proposal may touch upon a matter with social policy implications does not necessarily remove it from the realm of ordinary business matters. Rather, the Staff's no-action precedents demonstrate that the applicability of Rule 14a-8(i)(7) depends largely on whether the proposal impermissibly intrudes on the company's internal business operations, planning and strategy. *See, e.g., Marriott International, Inc.* (Mar. 17, 2010) (permitting exclusion of a proposal requiring the company to install showerheads with reduced water flow even though the proposal raised concerns with global warming); *JPMorgan Chase & Co.* (Mar. 12, 2010) (permitting exclusion of a proposal seeking to bar financing for companies engaged in mountain top removal coal mining because it addressed "matters beyond the environmental impact of JPMorgan Chase's project finance decisions, such as JPMorgan Chase's decisions to extend credit or provide other financial services to particular types of customers"); *Sprint Nextel Corporation* (Feb. 17, 2009), *Verizon Communications Inc.* (Feb. 13, 2009), and *AT&T Inc.* (Jan. 26, 2009) (each of which permitted exclusion of a proposal seeking a report examining the effects of the company's Internet management practices on the public's expectations of privacy and freedom of expression on the Internet despite the proponent's assertion that the proposal raised significant social policy concerns because it related to the company's ordinary business operations, specifically procedures for protecting user information); *General Electric Co.* (Feb. 3, 2005) (permitting exclusion of a proposal relating to the elimination of jobs within the company or the relocation of U.S.-based jobs by the company to foreign countries because it related to "management of the workforce" despite the proponent's objection that the proposal focused on the significant social policy issue of outsourcing jobs).

For the foregoing reasons, we believe that the Proposal seeks a report on customer relations activities that are well within American Water's ordinary business operations and should be excluded pursuant to Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, American Water respectfully requests confirmation that the Staff will not recommend enforcement action to the Commission if the Proposal is excluded from the Proxy Materials.

If for any reason the Staff preliminarily does not concur with American Water's position as stated in this letter, American Water would appreciate an opportunity to confer with the Staff concerning this matter before determination of the Staff's final position. You may contact the undersigned at (856) 309-4577 to discuss any questions or concerns you might have regarding this matter. Best regards.

Very truly yours,



Jeffrey M. Taylor
Chief SEC & Corporate Governance Counsel and
Assistant Secretary

Attachments A, B, C, D and E

cc: Susan N. Story, President and Chief Executive Officer
Michael A. Sgro, Executive Vice President, General Counsel and Secretary
George MacKenzie, Chairman of the Board
Julia L. Johnson, Chair, Nominating/Corporate Governance Committee of the Board
Joanne Soslow, Morgan, Lewis & Bockius LLP
Alan Singer, Morgan, Lewis & Bockius LLP
Julie N.W. Goodridge, President and CEO, Trustee, NorthStar Asset Management, Inc. Funded Pension Plan, 2 Harris Avenue, Boston MA 02130 (via e-mail and UPS overnight delivery)

Jeffrey Michael Taylor

From:	Mari Schwartzer <mschwartzer@northstarasset.com>
Sent:	Friday, December 02, 2016 10:09 AM
To:	Contact the Board
Subject:	FW: Proposal for 2017 proxy
Attachments:	AWK full filing corrected 2017.pdf

EXTERNAL EMAIL - "Think before you click!"

Dear Mr. Sgro:
Yesterday, my firm filed the attached shareholder proposal via email and USPS express mail. To ensure that this email is going to the right place, I am also sending it to the contacttheboard@amwater.com address. At your convenience, I would appreciate confirmation of receipt. We look forward to engaging with your firm on this matter.

Sincerely,
Mari

Mari Schwartzer
Coordinator of Shareholder Activism
NorthStar Asset Management, Inc.
mschwartzer@northstarasset.com
Direct: (617) 990-0900
eFax: (617) 344-0520
www.northstarasset.com

"Where creative shareholder engagement is a positive force for change."™

From: Mari Schwartzer
Sent: Thursday, December 01, 2016 3:50 PM
To: 'aw.investorrelations@amwater.com'
Subject: Proposal for 2017 proxy

Dear Investor Relations staff:
Attached please find a shareholder proposal intended for inclusion in the 2017 proxy statement. A hard copy is being mailed to the corporate secretary concurrently.

We look forward to engaging with your company on this matter.

Sincerely,
Mari

Mari Schwartzer
Coordinator of Shareholder Activism
NorthStar Asset Management, Inc.
mschwartzer@northstarasset.com
Direct: (617) 990-0900
eFax: (617) 344-0520

www.northstarasset.com

"Where creative shareholder engagement is a positive force for change."™

NORTHSTAR ASSET MANAGEMENT INC

SOCIALLY
RESPONSIBLE
PORTFOLIO
MANAGEMENT

December 1, 2016

Michael A. Sgro
Secretary
American Water Works Company, Inc.
1025 Laurel Oak Road
Voorhees, New Jersey 08043

Dear Mr. Sgro:

Although we recognize the innovative steps American Water Works has taken regarding water conservation and the existing policy which relates to the human right to water, we are concerned about the Company's water usage in communities with diminishing access to clean, safe water for all. With the water crisis ever increasing, we want to ensure that our Company has a comprehensive viewpoint with respect to water.

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations under the Securities Act of 1934, of more than $2,000 worth of shares of American Water Works common stock held for more than one year, the NorthStar Asset Management Funded Pension Plan is submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of the General Rules, the enclosed shareholder proposal. The proposal requests that the Board of Directors report on progress toward implementation of the company's "Commitment to Human Rights." The NorthStar Asset Management, Inc Funded Pension Plan will be the lead filer of this shareholder proposal, and we expect one other shareholder to co-file this proposal.

As required by Rule 14a-8, the NorthStar Asset Management, Inc Funded Pension Plan has held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. I or my appointed representative will be present at the annual meeting to introduce the proposal.

A commitment from American Water Works to prepare the described report will allow this resolution to be withdrawn. We believe that this proposal is in the best interest of our Company and its shareholders.

Sincerely,



Julie N.W. Goodridge
President and CEO
Trustee, NorthStar Asset Management, Inc. Funded Pension Plan

Encl.: shareholder resolution

PO BOX 301840 BOSTON MASSACHUSETTS 02130 TEL 617 522-2635 FAX 617 522-3165

Report on the Human Right to Water

WHEREAS, American Water Works (AWK) utilizes natural water resources for our company's livelihood, and water quality and quantity are vital for AWK's success;

At the time of this writing, the U.S. Drought Monitor reports that 55% of the contiguous U.S. is in drought, indicating the severity of the country's water stress;

Water service providers face significant risks associated with the human right to water, such as:

- Public criticism and water shortages or water quality deterioration due to water leakage from pipes, high contaminant levels, or infrastructure failures;
- Water shortages and quality issues due to climate change and drought conditions;
- Community pushback on water rate increases;
- Share price depreciation due to perceived Company complicity in failing to provide water to elderly, ill, or young customers, including resultant health and sanitation concerns;

Shareholders appreciate that AWK has in place a policy entitled "Our Commitment to Human Rights," which includes a statement on the "Human Right to Water and Sanitation," however shareholders are concerned about risks to Company and shareholder value should our Company's actions fail to align with this policy;

Nonprofit groups and news sources have reported incidents involving AWK subsidiaries that implicate human rights concerns related to water quality, affordability, or accessibility. For example:

- Cave Creek, AZ customers alleged the water facilities were falling apart, resulting in three system-wide water outages (2007);
- Pennsylvania Public Utility Commission fined Pennsylvania American Water for failing to maintain and repair its facilities (2010);
- California American Water was fined $390,000 for improper dumping of arsenic sludge (2014);
- EPA found uranium levels exceeded maximum contaminant level at TexasAmerican Water Company's Greenwood Village Water System (2013);
- Monterey, CA: a citizen's group alleged that California American Water's long-term mismanagement of water resources and inability to secure new water resources cost ratepayers some $100 million since 2004.

RESOLVED: Shareholders request that the Board of Directors annually report to shareholders, at a reasonable cost and omitting proprietary information, on progress toward implementation of the Company's "Commitment to Human Rights," including United Nations' identified rights to safe, sufficient, acceptable, and physically accessible water for personal drinking and sanitation use.

Shareholders recommend that the report include metrics for each of the preceding three years such as number of:

- customer grievances received;
- shutoffs completed, including average length of shutoff per customer;
- customers that have had their water shutoff for longer than 30 days;
- customers that experienced boil water warnings or other water quality issues, with personal demographics;
- customers that experienced water shortages.

Shareholders also recommend that the report include, to the extent available, demographics of customers that experienced shutoffs or shortages (e.g. age, race, ethnicity, number of children, elderly or ill in the home, income level).

Finally, the report should discuss company actions or policies to improve its human rights performance on these issues.



SOCIALLY
RESPONSIBLE
PORTFOLIO
MANAGEMENT

December 6, 2016

Michael A. Sgro
Secretary
American Water Works Company, Inc.
1025 Laurel Oak Road
Voorhees, New Jersey 08043

Dear Mr. Sgro:

This letter is regarding the shareholder proposal filed for the 2017 proxy statement by the NorthStar Asset Management Funded Pension Plan. Enclosed, please find a letter from our brokerage, MorganStanley Wealth Management (a DTC participant), verifying that the NorthStar Funded Pension Plan has held the requisite amount of stock in American Water Works Company for more than one year prior to filing the shareholder proposal. As previously stated, we intend to continue to hold these shares through the next shareholder meeting.

Please note that we are submitting this proof of ownership on a timely basis consistent with Rule 14a-8. In the event that you find any defect in this documentation, we request that you notify us promptly of any concerns or deficiencies.

Should you need anything further, do not hesitate to contact me at mschwartzer@northstarasset.com. Thank you in advance for your attention to this matter.

Sincerely,



Mari C. Schwartzer
Coordinator of Shareholder Advocacy

Encl.: proof of ownership

Wealth Management
35 Village Road, Suite 601
Middleton, MA 01949
direct 978 739 9600
fax 978 739 9650
toll free 800 730 3326

Morgan Stanley

December 2, 2016

Michael A. Sgro
Secretary
American Water Works Company, Inc.
1025 Laurel Oak Road
Voorhees, New Jersey 08043

Dear Mr. Sgro:

Morgan Stanley Wealth Management, a DTC participant, acts as the custodian for the NorthStar Asset Management, Inc. Funded Pension Plan. As of December 1, 2016, the NorthStar Funded Pension Plan held 210 shares of American Water Works Company common stock valued at $12,152.70. Of those shares, 169 shares valued at $9,780.03 have been held continuously by Morgan Stanley Wealth Management on behalf of the NorthStar Asset Management Funded Pension Plan since December 1, 2015. Morgan Stanley Wealth Management will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting.

Sincerely,



Donna K. Colahan CRPS® CLTC
Vice President
Financial Advisor
Morgan Stanley Wealth Management
NMLS # 1401688

Investments and Services are offered through Morgan Stanley Smith Barney LLC & accounts carried by Morgan Stanley & Co. Incorporated. Member SIPC

The information contained herein is based upon data obtained from sources believed to be reliable. However, such data is not guaranteed as to its accuracy or completeness and is for informational purposes only. Clients should refer to their confirmations and statements for tax purposes as the official record for their account.

THE ABOVE SUMMARY/QUOTE/STATISTICS CONTAINED HEREIN HAVE BEEN OBTAINED FROM SOURCES BELIEVED RELIABLE BUT ARE NOT NECESSARILY COMPLETE AND CANNOT BE GUARANTEED. ERRORS AND OMISSIONS EXCEPTED.

Jeffrey Michael Taylor

From:	Mari Schwartzer <mschwartzer@northstarasset.com>
Sent:	Thursday, December 15, 2016 12:47 PM
To:	Jeffrey Michael Taylor
Subject:	regarding 2017 shareholder proposal
Follow Up Flag:	Flag for follow up
Flag Status:	Flagged

EXTERNAL EMAIL - "Think before you click!"

Hi Jeff,
Thank you very much for your call earlier this week regarding confusion over the delivery date of the shareholder proposal we filed. I have also studied the US Postal Service tracking and delivery record and noted that it was available for pick up on December 2, 2016 – the due date. Our legal conclusion is that the delivery was timely because it arrived at your company's published delivery address in a timely manner.

We look forward to engaging with your company on this important issue.

Sincerely,
Mari

Mari Schwartzer
Coordinator of Shareholder Activism
NorthStar Asset Management, Inc.
mschwartzer@northstarasset.com
Direct: (617) 990-0900
eFax: (617) 344-0520
www.northstarasset.com

"Where creative shareholder engagement is a positive force for change."™

Jeffrey Michael Taylor

From: Mari Schwartzer <mschwartzer@northstarasset.com>
Sent: Friday, December 16, 2016 5:01 PM
To: Jeffrey Michael Taylor
Subject: regarding our shareholder proposal

EXTERNAL EMAIL - "Think before you click!"

Dear Mr. Taylor,
As we have discussed, our firm and our legal counsel believe that the proposal was received in a timely manner and at the published address. Accordingly, we do not plan to withdraw the proposal.

Sincerely,
Mari

Mari Schwartzer
Coordinator of Shareholder Activism
NorthStar Asset Management, Inc.
mschwartzer@northstarasset.com
Direct: (617) 990-0900
eFax: (617) 344-0520
www.northstarasset.com

"Where creative shareholder engagement is a positive force for change."™

DATE		CERT/FEDEX/UPS	TOTAL:		JUNK MAIL	WT:	TOTAL:	
12/6/16	COURIER	FROM	TO	DEPT #	TRACKING NUMBER	DELIVERY LOCATION	PRINT SIGNATURE	DELIVERED BY
	USPS	Law Ofc Marcia Polgar Zalewski	Donna Short	Prop Not		In House	NSR	
	USPS	Andril & Espinosa LLC	Donna Short	Prop Not		In House	NSR	
	USPS	William Minaites 324 Hillside Drive Neptune, NJ	Stephen Bishop	17		In House	[illegible]	
	USPS	Northstar Asset Management	Michael Sgro	30		In House	[illegible]	
	USPS	Talent Strategy Group	Brenda Holdnak	35		In House		
	FedEx	Customer Care	Kpana Will	ITS		In House	[illegible]	
	FedEx	Society of Corporate Secretaries	Jeffrey Taylor	22		In House	[illegible]	
	FedEx	The Trump Organization	Nicholas DeVecchis	12	***FISMA & OMB MEMORANDUM M-07-16***	In House	[illegible]	
	UPS	IL AW - Alton	Corp Legal	22		In House		
	UPS	CT-Dallas SOP Team	Jeffrey Taylor	22		In House	[illegible]	
	UPS	Amazon	Jason Sladinski	1		In House	[illegible]	
	UPS	Godiva Chocolatier	Christine Karlsson	8		In House	[illegible]	
	UPS	USA Bluebook	Sadhna Dave	Supply Chain		Church Road	Sent to Church Road 12/6/2016	
	FedEx	Brookstone.com	Michelle Bagge	3		In House	Michelle Bagge	
		Amy Smith	HR Services				[illegible]	

ATTACHMENT B TO AMERICAN WATER WORKS COMPANY, INC. JANUARY 6, 2017 LETTER TO SEC

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FISMA & OMB MEMORANDUM M-07-16

Scheduled Delivery Day: Friday, December 2, 2016, 12:00 pm
Money Back Guarantee
Signed for By: M PETUER // VOORHEES, NJ 08043 // 8:11 am

Product & Tracking Information

Postal Product:
Priority Mail Express 1-Day™

Features:
PO to Addressee
Signature Service
Up to $100 insurance included
Restrictions Apply

DATE & TIME	STATUS OF ITEM	LOCATION
December 6, 2016 , 8:11 am	**Delivered, To Agent**	**VOORHEES, NJ 08043**

Your item has been delivered to an agent at 8:11 am on December 6, 2016 in VOORHEES, NJ 08043. The item was signed for by M PETUER.

DATE & TIME	STATUS OF ITEM	LOCATION
December 2, 2016 , 12:46 pm	Departed USPS Facility	BELLMAWR, NJ 08099
December 2, 2016 , 11:36 am	Available for Pickup	VOORHEES, NJ 08043
December 2, 2016 , 11:27 am	Available for Pickup	VOORHEES, NJ 08043
December 2, 2016 , 11:20 am	Arrived at Post Office	VOORHEES, NJ 08043
December 2, 2016 , 9:51 am	Arrived at USPS Destination Facility	BELLMAWR, NJ 08099
December 1, 2016 , 10:01 pm	Departed USPS Facility	HARTFORD, CT 06199
December 1, 2016 , 8:35 pm	Arrived at USPS Origin Facility	HARTFORD, CT 06199
December 1, 2016 , 4:08 pm	Departed Post Office	GRANBY, MA 01033
December 1, 2016 , 4:07 pm	Acceptance	GRANBY, MA 01033
December 1, 2016	Pre-Shipment Info Sent to USPS, USPS Awaiting Item	

Available Actions

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FISMA & OMB MEMORANDUM M-07-16

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American Water: Our Commitment to Human Rights

At American Water, we hold ourselves to high standards of integrity, deliver the highest quality products and services, and utilize the resources of our business to serve the public good while delivering value to customers, shareholders and employees.

We are committed to respecting all human rights as outlined by the *Universal Declaration of Human Rights* and its two corresponding covenants, *The International Covenant on Civil and Political Rights* and *The International Covenant on Economic, Social, and Cultural Rights*. We will work to proactively ensure that we promote human rights where possible across our operations. We expect our suppliers and business partners to demonstrate similar commitments to human rights.

We have identified three key areas of human rights impacts for our company:

Human Right to Water and Sanitation: We work hard each day to supply our customers with something they cannot live without: water. We believe that fulfilling this responsibility in a sustainable manner is critical to the overall health and wellness of our world. We support the United Nation's declaration of access to clean water and sanitation as a human right. We strive to ensure a sustainable supply of clean water by focusing on three key areas:

- **Infrastructure Investments:** The water supply and treatment infrastructure in our markets is aging. We continually invest in infrastructure improvements to ensure sustainable access to clean water for our customers. In the developing world, we support Water for People, an international non-governmental organization that uses water as a catalyst for change in communities that lack access to drinking water, basic sanitation and hygiene education. Our employees have donated their time, efforts and expertise to this critical cause.

- **Water Efficiency:** Water is essential to life, the economy and our environment. Water efficiency is about using this precious resource wisely, eliminating water waste, getting the most productivity from every unit of water utilized and using advanced technologies to provide better quality water services with less water. American Water will work with customers, communities and regulators to ensure that water efficiency is recognized and encouraged. We will also engage employees and external stakeholders, such as the Environmental Protection Agency's WaterSense program, on the importance of water efficiency using a "center of expertise" approach.

  We promote wise water use to our customers and policy makers through our customer bills, newsletters, white papers and our website. In addition, we strive to develop new water efficiency strategies. As part of a comprehensive water efficiency effort, we have deployed various leak detection technologies in numerous states. We recycle nearly four billion gallons of water annually and produce reuse water at more than 80 facilities.

- **Affordability:** Rising costs associated with treating and supplying clean water represent a critical challenge to keeping water affordable for all. While governments set the rates for our customers, we have a critical role to play in ensuring affordability. In addition to conservation education, our state subsidiaries offer a variety of programs where approved by state authorities. These include aid programs to assist low-income households with water and wastewater bills via one-time emergency grants and/or discount payment programs. Rebates for water-saving appliances, water audits, and free water-saving devices are also available to help customers make their homes more water efficient and reduce their water costs.

Human Rights in the Workplace: As a major employer, we respect the human rights of our employees. We adhere to the principles laid out in the ILOs Declaration of Fundamental Rights at Work, including non-discrimination, freedom of association, and freedom from forced and child labor. These commitments are supported by our corporate code of ethics and our policies on equal employment opportunity, non-discrimination, non-retaliation, harassment-free workplace, and health and safety, which can be found at http://www.amwater.com/corporate-responsibility/overview/internal-policies.html. We ensure compliance with these policies through training and annual certification. Our employees have the opportunity and responsibility to report grievances via our Ethics Hotline at (877) 207-4888.

Human Rights in the Supply Chain: We rely on a large network of suppliers, vendors, and business partners to provide us with the products and services that help us achieve our business objectives. We expect our suppliers and business partners to demonstrate a similar commitment to human rights. We are committed to using our strong supplier relationships to raise human rights standards in every link of the water and wastewater utility supply chain. We ensure these commitments through our Purchasing Policies and our Supplier Diversity Program, which can be found here: http://amwater.com/working-with-us/vendors-and-suppliers.html.

Governance and Implementation

While respecting human rights is the responsibility of every employee at American Water, we recognize that our ability to uphold human rights requires strong oversight and governance. Executive oversight of human rights at American Water lies with the Chief Ethics Officer.

Regular engagement in our communities and with our stakeholders has helped us better understand our human rights impacts. We commit to continuing this dialogue and we will report regularly on our progress in our areas of commitment.

American Water

ATTACHMENT D TO AMERICAN WATER WORKS COMPANY, INC. JANUARY 6, 2017 LETTER TO SEC



CORPORATE RESPONSIBILITY REPORT

Our Values

Our core values are the principles by which we work and live. They help us in the decisions we make every day. They also help us educate stakeholders about what the company is about and what it represents. Every day the employees of American Water live by this set of values, which are the cornerstones of our business culture.



20%

In 2014, more than 20% of American Water's sourceable spend was with small businesses whose owners are women or disabled veterans, or from a minority or disadvantaged groups.

Safety	Our first core value is **Safety**. Safety isn't just a priority, strategy, or goal at American Water; those things can change over time. Our values don't change, and neither will our commitment to safety.
Trust	You know what it feels like to **Trust** someone. Our customers put their trust in us every day, and each of us trusts that the person working with us will do his or her job in the right way and be there when needed.
Teamwork	We see **Teamwork** exemplified across our business. We promote and support a diverse culture, which works together to meet common goals. We hold each other accountable and challenge each other to reach the best decisions, in order to ensure we meet our commitments to the communities we serve and deliver the high-quality service that our customers have come to expect.
Environmental Leadership	**Environmental Leadership:** What we do makes a difference in people's lives; we provide a life-sustaining product and service. Being responsible for water and water services means that we have to ensure the sustainability of these critical services. Going back to our vision, clean water does not happen without environmental leadership. From those in the field who help ensure water quality to those in our offices who committed to using less paper or using less energy, each of us plays a role.
High Performance	We know what **High Performance** looks like too. A great example is the quality of the water we provide. When it comes to complying with strict federal regulations for delivering clean, quality drinking water, we've consistently scored among the highest of all water providers, public or private. Also, we know that we are the best water and wastewater utility in the country and that we deliver clean, safe, reliable, and affordable water and water services.

core VALUES

Our Vision

American Water believes the only way to do business is responsibly: delivering value to our customers, building strong communities, leveraging innovation to develop our industry, and supporting the expertise and dedication of our people.

Building on a firm foundation…

American Water's vision is Clean Water for Life. Our vision is a simple but powerful message that describes "why" we do what we do every day. Water is necessary for our customers' health and wellbeing. "For Life" also means we are there day after day, providing this essential and critical service for a lifetime. American Water works hard in many ways to deliver clean water for life that is also safe, reliable, and affordable, because our customers, our employees, and those who invest in us deserve nothing less.



"We understand the vital role of water in the lives of our customers. It matters to every one of them, every day. We also recognize the level of trust they place in us and we're proud to serve their needs."

Susan Story, President and CEO, American Water



Our Strategy

Our vision and values drive our company strategy. We have developed our "strategy wheel" that illustrates "what" we must do to reach our vision and be successful. It features five key focus areas for our business. Each area has associated performance aspirations and goals, designed to deliver continuous improvement over the coming years.

$1 billion

In 2014, we made capital investments of $1 billion to improve our country's critical water infrastructure.

These strategy areas when successfully executed will enable us to truly provide **"Clean Water for Life".**

Safety

The Safety of our employees and our customers is the number one focus for American Water. We want every employee to choose safety on every job, every day, and for our customers to feel safe in the knowledge that their water supply is of the highest quality.

People

Maintaining an environment where our People feel valued, included and accountable is critical to our ability to serve our customers every day. We are working together to create an environment where every employee can live up to their fullest potential and feel confident that what they do directly contributes to helping the company stay strong and grow.



SAFETY
Zero accidents and injuries
Live healthy
PEOPLE
Proud and engaged people who are always improving
Diverse teams making a difference
CUSTOMERS
Very satisfied customers
Know our customers' needs and deliver value
GROWTH
Grow existing businesses
Buy and build complementary businesses
TECHNOLOGY & OPERATIONAL EFFICIENCY
Long-term environmental leadership
Industry-leading operational efficiency, driven by technology

Growth

We believe that when companies grow, they can invest more in creating stable jobs, training, benefits, and infrastructure. It also ensures the owners of our company, our shareholders, continue to invest in American Water. The fact is, companies are either growing or they are declining; there is no third option.

Technology and Operational Efficiency

Our Technology and Operational Efficiency strategy helps to ensure we are continually finding better ways to do business and providing the best services at affordable costs for our customers.

Customers

Our Customers are at the center of everything we do. The water, wastewater, and recycled water services we provide are critical to their daily lives. From optimizing our systems and retaining the highest levels of water quality, to measuring customer satisfaction with water pressure, clarity, taste, and odor, our teams work around the clock to meet their needs.

Acting on Our Corporate Responsibilities

“Since 2012, the benefits achieved by our Process Excellence program include over $40 million in efficiencies and expense reduction.”

“We are piloting an intelligent water metering program in water-scarce Monterey, California, enabling our customers to monitor daily water use.”

“We have earned more awards from the EPA’s Partnership for Safe Water than any other water utility company.”

We are placing customers at the center of everything we do

- We maintain a regular dialogue with our customers via our Customer Service Center, satisfaction and service quality surveys, social media, focus groups, open houses, events, and plant tours
- We deliver customer engagement programs to encourage water conservation and efficiency

We are responding to climate variability

- We have developed a Climate Resiliency Strategic Action Plan
- We have carried out a Critical Asset Study with climate mitigation plans
- We are helping our stakeholders to reduce the risks of climate variability

We are optimizing our systems, services, and solutions for the long term

- We pilot technology advances that can help maintain reliable supply, including in-flow and pressure monitors, intelligent meters, and supervisory control and data acquisition (SCADA) devices
- We have formed a Wastewater Center of Expertise to share knowledge

We are embedding safety measures in all areas of our business

- We have established a corporate-level Safety Council to set and implement strategy
- We are implementing 16 key recommendations from our new Safety Strategic Action Group
- We have enhanced our safety programs with 60,000 hours of safety training annually

We are supporting the professional and personal growth of our people

- We have established an Operational Training Department, linking skills and safety
- Over 78% participation in our employee survey
- We conducted 127 listening tour events, involving around 1,100 employees

We see ourselves as stewards for the communities in which we operate

- Our charitable foundation is contributing $2.5 million to the National Recreation and Park Association over five years in support of the *Building Better Communities* program
- Our people have donated more than 12,000 hours of time for philanthropy since 2012

We are promoting opportunities to conserve water, save energy, and protect biodiversity

- We are continuing to reduce our carbon footprint
- We are producing reuse water at more than 80 facilities
- We have launched our EcoZone behavioral program with employees

Performance Highlights 2013–2014

Customer satisfaction:

89%

satisfied in 2014





We score greater than

99%

for **drinking water compliance** and are 15 times better on water quality and 20 times better on water quality monitoring than the industry average



In addition to recognizing **savings of over half-a-million dollars** from 2013 to 2014, our move to internet-based reporting and customer notification by postcard has saved or eliminated 113 tons of wood, almost 75,000 pounds of solid waste, over 800,000 gallons of wastewater, and 225,000 pounds of CO_2 equivalents of GHG emissions

Reduced waste sent to landfill from direct operations by

12%

Achieved more than **25 awards**, including GWI – Water Technology Company of the Year at the Global Water Awards



We have partnered with local environmental groups on **96 stewardship projects** in **12 states**



8 tons

Our Paperless Billing program enabled us to **save more than eight tons of paper in 2013–2014**, and it is reducing postage costs for our customers and our business

$9.5 million

More than **$9.5 million in savings** realized through more than 180 completed process excellence initiatives



$1 billion capital investment

in **total infrastructure** in 2014, up from $950 million in 2013



60,000 hours

On average more than **60,000 hours of safety training are given** annually to American Water employees



About AMERICAN WATER



48,000
miles of pipeline.



1,600
communities.



3.1 million
regulated customer connections.

Clean, safe, reliable, and affordable water is our business.

Founded in 1886, American Water (New York Stock Exchange: AWK) is the largest and most geographically diverse, publicly traded U.S. water and wastewater utility company. With headquarters in Voorhees, New Jersey, we employ 6,800 dedicated professionals who provide regulated and market-based drinking water, wastewater services and other related services to an estimated 15 million people in 47 states and in Ontario, Canada.

Together, we are American Water.

In this section:

Pennsylvania.

Our Operations

States in Which We Operate

Status of each state:
- Regulated
- Market-based
- Both

About This Report

This is American Water's third biennial Corporate Responsibility Report.

It was published in August 2015, and covers our corporate responsibility performance for the 2013 and 2014 fiscal years, which ran from January 1 to December 31. The data in this report covers all of our regulated operations and, where relevant, we also include data from our market-based businesses.

We have used the Global Reporting Initiative (GRI) Reporting Principles of materiality, sustainability context, stakeholder inclusiveness, and completeness in selecting the content for the report.

American Water did not use an external agency to audit the content of this report; however, the data contained was generated using systems audited by our internal audit staff.

Preparing this report is a valuable opportunity for us to assess and improve upon our corporate responsibility progress and performance. To continue to do so, we welcome your feedback.

Write:
Debra Vernon, Manager of Corporate Responsibility, American Water, 1025 Laurel Oak Road, Voorhees, New Jersey 08043, U.S.

Email:
Debra.Vernon@amwater.com

GRI Index:
To view the GRI Index in its entirety, see page 81

Scope of Operations

340 Drinking water systems
276 Owned
64 Contract

92 Surface water plants
81 Owned
11 Contract

561 Groundwater plants
509 Owned
52 Contract

1,172 Groundwater sources (wells)
1,044 Owned
128 Contract

204 Wastewater systems
138 Owned
66 Contract

35 Reclaimed water systems
20 Owned
15 Contract

CEO Message

It is with great pleasure that I invite you to read American Water's biennial Corporate Responsibility Report for 2013–2014.

It provides a detailed account of our performance, outlining the ways in which we are driving corporate responsibility across the business from delivering value to our customers, to developing our people, to leveraging technology, and to demonstrating respect for the communities in which we operate.

As a leading provider of such a critical and limited resource, we understand the absolute importance of using water supplies wisely and seeking performance improvements every year. We continue to manage our economic, environmental and social impacts, while investing in key relationships throughout our value chain.

The importance of our role as a responsible business has never been clearer. People across the globe consume water at different rates, but all countries tap into the 1 percent of the world's eligible drinking water. We must work together to protect and safeguard these supplies, acting as stewards when water is under our care. American Water is collaborating with state utility commissions to encourage water efficiency and, during the past 12 years, we have seen savings on indoor residential water consumption in the range of 10 to 17 percent.

The two greatest challenges our industry faces are water supply and an aging infrastructure. To address water supply, we have undertaken a comprehensive Climate Resiliency Strategic Action Plan and a Critical Asset Study to further assess climate variability impacts on our operations and reduce risk. To ensure the quality of our water services, we plan to invest about $5.2 billion over the next five years, with the majority to be invested in critical water and wastewater infrastructure such as pipe renewals. An additional approximately $800 million will be for acquisitions and strategic investment.

> "We understand the absolute importance of using water supplies wisely."


13186

American Water President and CEO Susan Story (in truck) visits with Virginia American Water employees.

Our Core Values

- Safety
- Trust
- Environmental Leadership
- Teamwork
- High Performance

> “We must work together to protect and safeguard these supplies, acting as stewards when water is under our care.”

All our investment to ensure excellent service must be balanced with what our customers can afford to pay. Our focus on operational efficiency is key to enabling this to happen. Our five-year Technologies Roadmap is helping us achieve this balance; it is already improving our software solutions, field team technology and service infrastructure, and enhancing mobility and efficiency. As part of our R&D and innovation efforts, we are working with research institutions and partners to develop and pilot new technology advances. These include natural biofiltration to reduce water treatment costs, sonic waves to reduce algae, acoustic monitoring to detect leaks, and intelligent metering to provide customers with real-time water consumption data in water-scarce regions.

We are also delivering on our commitments to safety and environmental excellence. American Water made a public commitment to achieve a 16 percent reduction in greenhouse gas (GHG) emissions by 2017 from our 2007 baseline. In 2014, our total GHG emissions were 17.1 percent lower than in 2007.

During 2014, we undertook a comprehensive look at employee safety, gaining feedback from our people through surveys, meetings and interviews for continuous improvement. It has resulted in new internal policies and goals, better “near-miss” reporting, and regular safety walks conducted by managers at all levels, including myself. We will continue to invest resources in this important area.

In addition, we engaged with union representatives at our first Labor Management Conference as part of our focus on our employees and on strengthening labor relations.

All that we do – in our plants, in our offices, and in the field – is all about our customers. We serve over 15 million people across America and we never forget that, at the end of every pipeline, there’s a human being depending on us to provide life’s most essential ingredient. Our customers are at the center of all we do, and that extends well beyond providing clean, reliable water. It also means giving back to the communities we serve. Our employees are actively engaged in almost every major charitable and educational event and initiative, making the communities they live in stronger and more successful.

As always, we thank you for your interest and support, and we invite you to share your feedback with us.



Susan Story,
President and CEO, American Water

Our VALUES



100% We encourage total engagement in corporate responsibility activities.



People across the globe consume water at different rates, but all countries tap into the 1 percent of the world's eligible drinking water.

California Water Aqueduct.

American Water believes the only way to do business is responsibly: delivering value to our customers, building strong communities, leveraging innovation to develop our industry, and supporting the expertise and dedication of our people.

Our business is built upon a foundation of good business ethics, social responsibility, and strong governance. We commit to holding ourselves to high standards of integrity, delivering the highest-quality products and services, and utilizing the resources of our business to serve the public good.

We understand that finding solutions to sustainability challenges is essential for our business and our stakeholders. Our approach continues to deliver strong results for our customers, shareholders, and employees.

In this section:

Company Strategy

Our vision is "Clean Water for Life"; it means delivering safe, clean, reliable, affordable water for generations to come. Our strategy wheel outlines "what" we must do to achieve our vision and be successful.

Our Customers are at the center of everything we do. The water, wastewater, and recycled water services we provide are critical to their daily lives. From optimizing our systems and retaining the highest levels of water quality, to measuring customer satisfaction with water pressure, clarity, taste and odor, our teams work around the clock to meet our customers' needs.

At the top of our strategy wheel are Safety and People. The safety of our employees and our customers is the number one focus for American Water. We want every employee to choose safety on every job, every day, and for our customers to feel safe in the knowledge that their water supply is of the highest quality. Maintaining an environment where our employees feel valued, included, and accountable is critical to our ability to serve our customers every day.

We are working together to create an environment where every employee can live up to his or her fullest potential and feel confident that what they do directly contributes to helping the company stay strong and continue to grow.

Growth continues to be a critical area for our company. We believe that when companies grow, they can invest more in creating stable jobs, training, benefits, and infrastructure. Growth also ensures the owners of our company, our shareholders, continue to invest in American Water.

Finally, our Technology & Operational Efficiency strategy helps to ensure we are continually finding better ways to do business and providing the best services at affordable costs for our customers.

American Water Strategy Wheel


SAFETY
Zero accidents and injuries
Live healthy
PEOPLE
Proud and engaged people who are always improving
Diverse teams making a difference
CUSTOMERS
Very satisfied customers
Know our customers' needs and deliver value
GROWTH
Grow existing businesses
Buy and build complementary businesses
TECHNOLOGY & OPERATIONAL EFFICIENCY
Long-term environmental leadership
Industry-leading operational efficiency, driven by technology

Company Goals

We have defined and shared aspirational goals and targets that are driving our efforts to deliver clean, safe, reliable, and affordable water to our customers.

They cover the areas of Customers, Safety, People, Growth, and Technology & Operational Efficiency, as set out in the company strategy wheel (see below), with targets to direct continuous improvement. These targets act as a foundation for our divisional, function, and individual performance targets.

Stakeholder Engagement

Our teams engage with a wide variety of stakeholders to listen and respond to stakeholder views or concerns. American Water's stakeholders fall into the following broad categories:

- → Communities
- → Community advocates
- → Customers
- → Employees
- → Environmental non-governmental organizations (NGOs)
- → Government leaders
- → Media
- → Regulators
- → Socially responsible investors (SRIs)
- → State authorities
- → Suppliers

Through the engagement process, we monitor and assess key issues or concerns that may impact our business. It offers a listening post to help identify and minimize potential risks, and discover new opportunities. The outputs are reviewed during the company's annual business strategy development and to determine content for our reporting.

Participation in External Groups

American Water is a member of numerous organizations at the local, state, and national level, including the National Association of Water Companies, American Water Works Association, Water Research Foundation, WateReuse Research Foundation, Business for Social Responsibility, Bipartisan Policy Center, Boston College Center for Corporate Citizenship, Water Innovations Alliance Foundation, Water Environment Research Foundation, the Value of Water Coalition, and the Mayors Water Council.

In some cases, such as large capital projects or in areas of water scarcity, we develop formal plans for engagement and communication with customers, regulators, NGOs, state environmental commissions, and other external groups.

Stakeholder engagement is helping American Water to:

- → Innovate and develop new operational approaches
- → Identify emerging issues that will influence organizational performance
- → Improve our understanding of societal perspectives on sustainability issues
- → Seek solutions and reconcile issues
- → Establish credibility and reaffirm our role as a partner in solutions
- → Access outside expertise and advice, thereby promoting organizational learning
- → Improve community relations and promote a positive public image
- → Avoid conflict and maintain societal license (to operate, expand, and innovate)



We regularly provide educational facility tours for public officials, customers, and media.

Our Materiality Process


External stakeholder views: customers, communities, industry, academia, government, regulators, NGOs, thought leaders.
Internal guidance and expertise: CR Steering Committee.
Research into external megatrends and horizon scanning for emerging issues.
Assessment and prioritization of risks and opportunities.
Materiality matrix mapping degree of stakeholder concern and business impact.
Definition of relevant content for reporting.
Bi-annual materiality analysis

How We Engage with Our Stakeholders



Communities
Community members, leaders, and public officials; public meetings and open houses, local events, volunteering, and speaker opportunities



Customers
Customer Service Center, customer satisfaction and service quality surveys, social media, focus groups, open houses, and plant tours



Employees
Staff meetings, global employee survey, internal communications, and face-to-face meetings with leadership teams



Environmental NGOs
Comprehensive Planning Study program, issue engagement, and partnerships



Government leaders
U.S. Environmental Protection Agency, facility tours, meetings, and office visits



Media
Open houses, facility tours, editorial meetings, and press releases and conferences



Regulators
Meetings, association conferences, and plant and facility tours



Socially responsible investors (SRIs)
Investor tours, office visits, presentations, surveys and calls



State authorities
Meetings, conferences, community events, office visits, open houses, and facility tours



Suppliers
Strategic sourcing program and pre-qualification questionnaires, and knowledge sharing through trade bodies and councils

Case Study: Tank Dedication with Community Members



During 2014, local and state leaders joined Pennsylvania American Water to unveil a new water storage tank in Kane, Pennsylvania, which more than doubled the system's storage capacity. The new 600,000 gallon tank gives the borough 1 million gallons of water storage. The event was especially important to attendees, who remembered a major fire in the town that occurred in 1997. Firefighters used nearly 1 million gallons of water to extinguish the blaze that consumed several buildings and nearly drained the system dry. The new infrastructure will aid in fire suppression and maintain water pressure in a crisis.



Pennsylvania American Water has announced plans to rehabilitate 15 existing water storage tanks across its service area.



Carnegie Mellon University students touring the Hays Mine Water Treatment Plant (see below).

Case Study: Carnegie Mellon University Graduate Student Tour



In March 2015, Pennsylvania American Water provided a group of graduate students from Carnegie Mellon University with a tour of the Hays Mine Water Treatment Plant. The students were working on a project that will highlight the impact climate change has had on water treatment, and they were shown some of the ways we can address these issues at our plants and in our distribution systems.

Case Study: Supplier Engagement to Knowledge Share



American Water provides regular feedback to our meter suppliers on failure rates, failure modes, and field performance issues as part of a collaborative process to improve quality and operating efficiency. We also work with our suppliers to develop new products to address unmet business needs. A recent example was the development of a blow-off valve that automatically releases water based on temperature (to prevent lines from freezing). The resulting product saved tens of millions of gallons of water in a test last winter, and will be deployed more broadly.

Case Study: Facility Tour for Members of the West Virginia Legislature



West Virginia American Water hosted nearly two dozen legislators, legislative staff members, and the media for a tour of how water goes from the Elk River to the faucets at the Charleston water purification facility. Plans and safeguards were shared with the legislators in the wake of the Freedom Industries Chemical Spill.

Case Study: Outreach to our Industrial Customers in Virginia



In Hopewell, 80 percent of the water we supply is used by our industrial customers, who require a non-stop flow of water 24 hours per day, 365 days of the year.

As many of the products they use and manufacture would be harmful if they were to get into the water supply, immediate two-way communication is required any time things go wrong. We noticed over the past few years that we did not always hear about issues in a timely fashion. To remedy this Virginia American Water developed a voluntary two-way Source Water Pledge and asked industrial customers to participate.

Virginia American Water made a pledge to contact customers straightaway in case of an emergency (after we contact regulators) and asked for the same pledge back. All of our industrial customers signed on. The process of developing the pledge and explaining the need was very impactful in raising awareness of the importance of protecting source water, and the fact that it is a community-wide responsibility.

At our Pennsylvania American Water treatment plant High Performance Liquid Chromatography technology is used to identify compounds in trace concentrations as low as parts per trillion.



Case Study: Engaging with Residential Customers in California



During its six-month Monterey Cares campaign in 2014, California American Water conducted extensive customer engagement activities to promote water conservation, including:



American Water employees preparing for community outreach activities.

Water Wise House Calls

To reach customers throughout the Monterey Peninsula, Water Wise "street teams" were deployed to visit approximately 4,000 homes over a two-week period to schedule home water audits and distribute water-saving devices. They collected 510 water audit appointment cards for the California American Water conservation team.

Fix a Leak Week

In recognition of the Environmental Protection Agency's Fix a Leak Week in March, California American Water distributed outreach materials that encouraged customers to repair leaks to save money and water. They included a leak detection guide that was mailed to around 34,000 residential water customers, a bill insert, an email blast, social media, and a print advertisement that ran 11 times in five publications with a combined circulation of more than 82,000.

Water Bottle Refilling Stations

California American Water sponsored the purchase and installation of seven branded eco-friendly water bottle refilling stations for the Monterey Regional Airport, Pacific Grove High School, and the Boys & Girls Club. The stations' automated trackers determined during the first week of operation that approximately 200 disposable water bottles were saved every day per filling station, a total of around 1,400 water bottles.

School Rain Barrels and Watering Cans

California American Water donated seven branded rain barrels, ranging in size from 550 to 2,600 gallons, and the required plumbing services and landscaping to six local schools' gardens to reduce their potable water needs. Eight schools received 250 company-branded watering cans for volunteers to use in the gardens, and for Earth Day in April, California American Water hosted conservation booths at two of the schools.

Case Study: Public Policy Engagement



According to the U.S. Department of the Treasury, the American government's investment in infrastructure as a percentage of our nation's economic output has fallen by 50 percent in the last 50 years. As the U.S. contends with the growing need to build and maintain critical infrastructure and the lack of government funding to do it, there is a role for private capital to play in helping to address this challenge. The Bipartisan Policy Center (BPC) has brought together top executives from some of the nation's leading companies to explore ways to bridge that gap via the establishment of a new **Executive Council on Infrastructure**. Co-chaired by American Water President and CEO, Susan Story, the Council aims to identify the barriers holding back this much-needed funding, explore ways to overcome them, develop strategies to encourage additional private investment in infrastructure, and promote economic growth. **Read more here.**

$ ▼50% The American government's investment in infrastructure as a percentage of our nation's economic output has fallen by 50 percent in the last 50 years.

Case Study: Engineering Outreach with New Jersey Authorities



The Oak Glen Water Treatment Plant's expansion program will add to New Jersey American Water's maximum day capacity portfolio through to the year 2030, addressing long-term supply problems in the Coastal North service area. The program has utilized our Integrated Water Resource Management Principles and Stakeholder Outreach process, which recommends forums for internal and external stakeholders. This process is designed to create a 360-degree view of how our operations impact a particular community and watershed, and whether capital investment is required to improve our energy efficiency or infrastructure integrity.

We developed several presentations for the New Jersey Department of Environmental Protection (NJDEP) and the New Jersey Water Supply Authority (NJWSA), to demonstrate a new approach to operating two of the major reservoirs in the system, and we worked with the NJDEP in evaluating the safe yield. In December 2014, final approval was given to the program, and one portion of the program is currently under preliminary design.



Retention basin near New Cumberland, PA.

Material Issues

American Water conducted a full materiality assessment in 2010, which confirmed the strategic objectives for the corporate responsibility (CR) program.

In 2014, we commissioned a third-party strategic review of "priority issues" for our stakeholders and our business. It was designed to gain a deeper level of understanding to assist the work of our CR Steering Committee and the larger organization during coming years.

The review process took place over a six-month period and involved engagement activities with 15 stakeholder organizations and 20 people from varying departments and levels in our business.

The results of our analysis are shown in a materiality matrix, which compares the level of importance of each issue to our stakeholders, relative to its impact upon our business.

We recognize that as our business and operating environment evolves, the issues and their prioritization may also change. We continue to respond through our strategy, targets, and the provision of appropriate resources. To assist best practice, our performance and the challenges faced by our business are included in this report.

American Water Materiality Matrix


External stakeholder ranking
VERY IMPORTANT
IMPORTANT
Water quality
Performance
Regulation
Climate variability/ weather
Public policy shifts
Reputation
Safety
Business resiliency/ security
Financial outcomes
IMPORTANT
VERY IMPORTANT
American Water ranking
Strategic objective:
Customer
Safety
People
Growth
Technology and operational efficiency

Our Value Chain



Source



Process



Product and services



Residuals


Rivers
Aquifers
Wastewater
Storm water
Desalination
Purchased


Collection and storage
Treatment
Delivery


Market-based business
Regulated business
Commercial, industrial, residential


Solids



Governance

REGULATION & COMPLIANCE

Our customers, regulators, and shareholders trust us to provide clean water for life, and we have been doing so for well over a century. Our governance structure ensures we have the values, principles, and management strategy needed to maintain that trust.

It is supported by a combination of communications, training, and internal awareness-raising, designed to drive our policies and procedures home every day. We work hard to protect and enhance our corporate reputation, because it matters to us, and the quality of American Water's internal auditing program has been recognized with a top rating from The Institute of Internal Auditors. Our policies outline the principles by which we conduct our business. They help us to meet regulatory requirements and guide day-to-day operating decisions.

In this section:

Corporate Responsibility Oversight

We believe corporate responsibility must be driven by business and our Corporate Responsibility (CR) Steering Committee plays an important role in that effort.

It is made up of internal senior level representatives from American Water's business units and functional areas. Through their participation, we engage many points of view to enrich the discussion around our corporate responsibility strategy. With support from the corporate responsibility lead, this group also helps to integrate our programs throughout the business.

The Committee annually reviews corporate responsibility progress and recommends actions to facilitate continuous improvement. It also supports consistent implementation of the strategy and enables resolution of corporate responsibility issues that may need to be addressed.


Executive Leadership Team (ELT)
CR Steering Committee
CR Lead
Business Units
Shared Services
Employee Teams
CR Policies, Standards, Processes and Activities
Implement, Align, Coordinate, and Communicate

Risk Management

We approach risk management in a comprehensive way by identifying, prioritizing, managing, and monitoring the risks affecting our organization.

Over time we have developed policies, competencies, and technology to execute this approach successfully. Our risk management goals are ambitious and include:

1. Reducing unacceptable performance variability by identifying and evaluating the likelihood of major events and developing responses to mitigate the impact of potential events
2. Aligning our business strategy and corporate culture in a way that strengthens our risk management systems
3. Enhancing our overall corporate governance and strengthening our Board and management oversight
4. Investing in state-of-the-art research and testing facilities

In 2015, the American Water Board of Directors Finance Committee updated its charter to reflect the inclusion of risk and is now the "Finance and Risk Committee." This committee reviews and discusses the top risks to American Water, each of which has Executive Leadership Team-level ownership. We perform an in-depth analysis of each of these risks, our mitigation plans, key risk factors and current issues related to the risks at Enterprise Risk Management meetings, and then review each risk with the Finance and Risk Committee of the Board of Directors. Our heat map of the top risks is updated quarterly and also reviewed with the Enterprise Risk Management Committee and the Finance and Risk Committee. American Water's Audit Committee is also responsible for discussing policies with respect to risk and risk management.

In 2015, the full Board of Directors participated in a cyber-security exercise, following a series of cyber exercises internal to the company, which included the Executive Leadership Team.

As part of assuring adequate, reliable water supplies for our customers, we assess water availability and associated issues and scenarios using our **Comprehensive Planning Study (CPS) program**.

Each year, American Water's Nominating/Corporate Governance Committee coordinates an evaluation of each director, the Chairman, the Board as a whole, and its committees to determine whether they are functioning effectively. The process considers the extent to which Board members are meeting objectives and goals, including specific objectives related to corporate responsibility and business ethics. American Water's Compensation Committee establishes policies, principles, and procedures for the evaluation of our CEO.

Further information on American Water's corporate risks is contained in our **Annual Report**.

Operator in our Pittsburgh, PA, plant.



Regulation and Compliance Programs

We operate as regulated utilities in 16 U.S. states, following environmental and health and safety regulations set by local authorities and federal standards.

Our systems are required to comply with federal and state regulations developed under the Safe Drinking Water Act, the Clean Water Act, the Clean Air Act, and other federal and state statutes. To ensure compliance with applicable regulations and track our environmental stewardship efforts, American Water employs an Environmental Management Plan system in tandem with an internal audit program.

Under the system, each facility has an Environmental Management Plan, with specific requirements and designated employees responsible for its implementation. Plans are reviewed by site management quarterly and updated with new requirements and changes in responsibility. In addition, American Water's internal environmental audit program reviews plans, procedures, and physical facilities. It proactively assesses our drinking water and wastewater services, seeking to identify potential vulnerabilities, thereby enabling us to address them.

Today, nearly all of our operations have been audited at least once during the past five years. We are continuing to increase this level of activity, with a target of auditing all of our operations at least once every five years (or more frequently, if possible). In order to meet this increased pace, we have developed a custom-designed audit tool that utilizes a risk-based list of questions. It takes advantage of mobile technology, which results in accelerated development of final audit reports.

As part of good governance, we regularly review our ethics and compliance programs. Our policies and procedures are designed to combat corruption and anti-competition, promote transparency in lobbying, and ensure integrity in all our activities. We adhere to the principles laid out in the International Labour Organization's Declaration of Fundamental Rights at Work, including non-discrimination, freedom of association, and freedom from forced and child labor.

These commitments are supported by our corporate Code of Ethics and our policies on equal employment opportunity, non-discrimination, non-retaliation, harassment-free workplace, and health and safety. We encourage compliance with these policies through ongoing training and annual certification. Our employees also have the opportunity and responsibility to report grievances through our Ethics Hotline (see Ethical Behavior).



1 million

Nearly 1 million water tests per year for 100+ regulated parameters.

Ethical Behavior

We promote open and direct communication and require our people to treat each other with fairness and respect.

In addition to observing all applicable laws, regulations, and American Water's policies and practices, we expect our people and business partners to comply with our Code of Ethics. It was introduced to ensure our people and business partners embrace and reflect company values.

Our Code of Ethics is a set of guidelines for ethical behavior and it covers a number of areas, including:

- Avoiding conflicts of interest
- Fair dealing
- Handling sensitive information
- Safeguarding financial information and controls
- Government relations
- Conduct in the workplace

Compliance with this Code of Ethics is a condition of employment at American Water. Failure to abide by it or to report a known violation can lead to disciplinary action, up to and including termination of employment. We provide annual training to employees on the Code of Ethics and in December 2014 refresher training with a specific focus on integrity was launched, featuring video and interactive segments. It has been completed by 78 percent of employees company-wide.

A confidential Ethics Hotline is available for employees, and calls are reviewed by members of the Ethics Committee, which reports to the Audit Committee. Employees raised 124 cases in 2013 and 110 cases in 2014 through the Ethics Hotline. Of these, 37 percent and 32 percent, respectively, resulted in some form of corrective action, including additional training, counseling, discipline, suspension, or termination of employment.

Using a variety of communications, we also share statistics and information with our employees, highlighting topics such as confidentiality, the use of company property, non-retaliation, and conflicts of interest. A key priority is to keep front-line managers informed so they know how best to handle conversations about ethical issues with their teams. The Ethics Team produces video scenarios that help managers and employees put ethics guidelines into context in a way that resonates with events they may encounter during the workday. Sample topics include "Financial Impropriety," "Confidential Information," "Gifts, Favors, and Entertainment," "Insider Trading," "Workplace Harassment," "Conflicts of Interest," "Use of Organizational Property," and "Reporting Unethical Behavior."

Human Rights

We are committed to respecting all human rights as outlined by the Universal Declaration of Human Rights and its two corresponding covenants, the International Covenant on Civil and Political Rights, and the International Covenant on Economic, Social, and Cultural Rights.

While respecting human rights is the responsibility of every employee at American Water, we recognize that our ability to uphold them requires strong oversight and governance. Executive oversight of human rights at American Water lies with the Chief Ethics Officer.

We work to promote human rights wherever possible across our operations. Regular engagement in our communities and with our stakeholders has helped us better understand our human rights impacts. With most of our operations situated in the U.S. working within a strong regulatory framework, human rights does not constitute a material issue for our business.

We rely on a large network of suppliers and business partners to provide us with the products and services that help us achieve our business objectives. We expect them to demonstrate similar commitments to human rights. We are committed to using our strong supplier relationships to raise human rights standards in every link of the water and wastewater utility supply chain. We ensure these commitments are followed through our Supplier Guidelines, Purchasing Policies and our Supplier Diversity Program.

The Human Right to Clean Water and Sanitation

We supply our customers with something they cannot live without: clean water. We believe that fulfilling this responsibility in a sustainable manner is critical to the overall health and wellness of our world. American Water supports the United Nation's declaration of access to clean water and sanitation as a human right. We strive to ensure a sustainable supply of clean water by focusing on three key areas:

1 Infrastructure investments

The water supply and treatment infrastructure in our markets is aging. We continually invest in infrastructure improvements to ensure sustainable access to clean water for our customers

2 Water efficiency

We seek to eliminate water waste, getting the most productivity from every unit of water utilized and using advanced technologies to provide better quality water services with less water

3 Affordability

Rising costs associated with treating and supplying clean water represent a critical challenge to keeping water affordable for all. While governments set the rates for our customers, we have a critical role to play in ensuring affordability

> "Access to clean water has emerged as one of the most important challenges of the 21st century. At American Water, we are in a position to leverage significant resources and expertise to transform how water and wastewater are treated and delivered. Water is a finite resource, and we never take it for granted."
>
> **Dr. Mark W. LeChevallier,** Director, Innovation & Environmental Stewardship

Case Study: Water for People

In the developing world, American Water supports Water for People (WFP), an international non-governmental organization that uses water as a catalyst for change in communities that lack access to safe drinking water, basic sanitation, and hygiene education, including in Rwanda, Bolivia, India, Uganda, Malawi, Peru, Guatemala, Honduras, and Nicaragua.

Our employees have donated their time, efforts and expertise to this critical cause. Through payroll deductions, cash, and contributions made during many campaign fundraising events, including a basketball game, bake sales, cookouts, penny wars, dress-down days, pizza parties, basket sales, and more, we are proud that our employees raised more than $139,000 in 2014. With a company match, American Water donated more than $189,000 to WFP, a 6 percent increase from the previous year.

Our Reputation

We are pleased to report that during the past two years, American Water's work has been recognized by many organizations. We have received the following awards for our performance:

2015

Awards	Awarding organizations
Industry Leadership	*Environmental Business Journal*
Directors Awards	EPA's Partnership for Safe Water
Fit Friendly Worksite	American Heart Association

2014

Awards	Awarding organizations
Business Achievement Award in the category of Industry Leadership	*Environmental Business Journal*
Technology Merit Award	*Climate Change Business Journal*
Top CFO	*South Jersey Biz*
100 Healthiest Workplaces in America	Healthiest Workplaces
U.S. Water Prize	U.S. Water Alliance
Legal Counsel Award	*NJBIZ*
Healthiest Employers	*Philadelphia Business Journal*
Directors Awards	EPA's Partnership for Safe Water
Legends in Law	Burton Foundation
Fit Friendly Worksite	American Heart Association
Corporate Counsel	*Philadelphia Business Journal*
Customer Excellence Award	Professional Association for Customer Engagement
Federal Energy and Water Management Award	Department of Energy, in conjunction with the Federal Interagency Energy Policy Committee
100 Best Corporate Citizens	*CR Magazine*

2013

Awards	Awarding organizations
GWI – Water Technology Company of the Year	Global Water Awards
Computerworld's Premier 100 IT Leaders for 2013	*Computerworld Magazine*
Women To Watch	*South Jersey Biz*
The Safety Award	MWEA
Greater Philadelphia Healthiest Employers Awards	*Philadelphia Business Journal*
Environmental Leader	2013 Insider Knowledge Report
Fit Friendly Worksite	American Heart Association
Directors Awards	EPA's Partnership for Safe Water
Research Innovation Award	Water Research Foundation

Water SECURITY & POLICY

As the U.S. population is expected to grow 44 percent by 2050, perhaps the biggest challenge for our government and regulators will be managing fresh water resources for all. They must ensure the long-term viability of this precious resource for food production, energy generation, and residential use, while also meeting the water needs of business and industry.

Trends in U.S. water consumption show that overall consumption of public water supply for municipal, commercial, and industrial purposes has increased, while residential use has declined.

Improving the security and resilience of our nation's drinking water and wastewater infrastructure remain critical for everyone, and collaboration is key.

In this section:

San Clemente Dam, California.

Critical Resource Sectors

The water sectors in the U.S. and Canada have many levels of interdependency, and collaboration is essential to deliver a rapid response for water security issues.

The U.S. Department of Homeland Security (DHS) has designated 18 critical infrastructure/key resource sectors that have interdependencies with drinking water and/or wastewater services. They include many community services, whose operations could be affected severely by a disruption in water services (see top right).

The broad consequences of such a disruption to water or wastewater services are outlined by the U.S. Environmental Protection Agency (EPA) (see bottom right).

The expertise demonstrated by American Water in protecting the water we supply led us to work with the EPA as well as the DHS, to help determine risk and develop security recommendations and solutions for our industry. Since 2001, we have participated on the Water Sector Coordinating Council and in the development of multiple national preparedness and security documents.

Read more about our approach to **Risk Management** and **Safety**.

Critical Resource Sectors

Agriculture and food	Dams	Information technology
Banking and finance	Defense industrial base	National monuments and icons
Chemical	Emergency services	Nuclear reactors, materials, and waste
Commercial facilities	Energy	Postal and shipping
Communications	Government facilities	Transportation systems
Critical manufacturing	Healthcare and public health	Water

Potential Drinking Water and Wastewater Service Disruption Consequences

Drinking water	Wastewater
Lack of water for consumption, cooking, bathing, flushing, fire suppression, etc.	Sewage or storm water discharges (causing damage to buildings, institutions, and landmarks)
Loss of water for commercial irrigation, food supply, production of consumer needs	Release of hazardous chemicals into wastewater, negatively affecting public health and the environment
Decreased public confidence in water supply	Need to pre-treat wastewater before it enters wastewater treatment plant, need to properly dispose of wastewater residual
Need to access alternate water supplies and/or issue a public notice to boil water	Lack of wastewater services, posing public health and sanitation issues
Adverse economic effects as industry and local governments experience water service interruption	Sewage or storm water discharges (causing damage to plants, animals, and aquatic life)
Loss of water for cooling (disabling electrical and telecommunications equipment)	Adverse economic impacts, loss of property, and damaged service provider reputation

$1.3 trillion

The American Society of Civil Engineers reports that up to $1.3 trillion in investment could be required for water and wastewater infrastructure in the U.S. before 2035.

Public Policy Engagement

Government policy, legislation, and regulation are having an increasing impact on the water industry in the U.S. and Canada.

Inadequate funding continues to be a primary complaint by water companies, many of which struggle to update aging infrastructure and meet EPA regulations. When costs become too much to handle, some systems look to consolidate or form public–private partnerships with private water providers to relieve the pressure.[1] Other systems choose to access government loans to finance projects and upgrade water systems.

As the largest publicly traded water and wastewater utility company in the U.S., it is essential that American Water continues to play a lead role in providing expert knowledge to assist the development of the public policy that affects our industry, our business, and our stakeholders, as well as continually educating key elected and administrative stakeholders on the value of the private water industry. As many levels of government struggle with growing debt and declining revenues, the private water industry offers valuable solutions to assist these communities.

In particular, we support many laws and regulations that promote four key interwoven and common themes:

1. Investment in water and wastewater infrastructure
2. Effective partnership with municipalities
3. Sustainable use of natural resources
4. Clean, safe, reliable, and affordable water for life

American Water's Political Action Committee

American Water's Political Action Committee (PAC) has a dual mission: to educate congressional candidates and lawmakers about the private water industry and our unique concerns and interests, and to provide financial support to the campaigns of congressional candidates who share the views of the private water industry. Each American Water state PAC provides contributions to state and local elected officials, pursuant to the relevant state law on state PACs.

American Water also supports individual participation in the political process in our communities, including involvement with political parties, candidates, or issues, and participation by eligible employees in American Water's PAC. Participation is voluntary. Any employee of American Water may refuse to participate without reprisal.

Appointments and Speaking Engagements

In 2013 and 2014, we increased our public policy engagement efforts through education and dialogue. In April 2014, Loyd "Aldie" Warnock became Senior Vice President of External Affairs, Communications and Public Policy, reporting directly to American Water's President and CEO.

> "We must use every tool at our disposal to lay the foundation for future prosperity and create new jobs, including better collaboration between the public and private sectors with respect to infrastructure development and financing in areas such as transportation, water, ports, energy, and broadband among others."
>
> **President Barack Obama**
> (Presidential memorandum dated July 17, 2014)

Some of the organizations we have worked with, or will work with during the coming year, include:

- Accelerate Energy Productivity 2030, an effort of the U.S. Department of Energy, Council on Competitiveness, and Alliance to Save Energy
- Center for Public Utilities, at New Mexico State University
- Financial Research Institute (FRI)
- Institute for Regulatory Policy Studies, at Illinois State University
- Mid-America Regulatory Conference (MARC)
- Midwest ENERGY Association
- National Association of Regulatory Utility Commissioners (NARUC)
- National Association of Water Companies (NAWC)
- Society of Utility and Regulatory Financial Analysts (SURFA)

1 Braden John B. and Min-Yang Lee. "Consolidation as a Compliance Strategy for Small Water Systems." Universities Council on Water Resources. 2007.

Our **BUSINESS**

We act as a solutions provider in more than 1,600 communities. The U.S. water infrastructure is aging and, to meet the demands of a growing population, it continues to require a great deal of planning and investment.

Working with cities and communities of all sizes, American Water operates and maintains water and wastewater systems and plants that treat water from rivers, lakes, reservoirs, and oceans. We have the expertise, technology, and tools to solve complex challenges, such as providing a sustainable water supply to 400,000 homes in the middle of a desert. We have built self-contained wastewater recycling systems for New York high-rises and an NFL football stadium, and rescued a troubled treatment plant that converts sea water to drinking water. We are continuing to modernize our infrastructure and focus on operational efficiencies, while bolstering a culture of continuous improvement.

In this section:



Tampa Bay, Florida.

Engaging with Our Customers

Our customers are at the center of everything we do, helping us to shape our strategic priorities.

We seek to provide them with reliable access to clean, safe, and affordable water, reflecting the value of water in everyday lives. Delivering exceptional service requires a regular dialogue with our customers to understand and meet their expectations. Our "listening posts" include customer surveys, focus groups, service phone calls, and communications around, for example, where process enhancements are taking place, or our capital allocation process. Read more about our stakeholder engagement process.

Customer Focus Groups

During 2013–2014, we continued to hold customer focus groups facilitated by a third party. These help us to learn more about what our customers want from us, the types of services they currently need, and how they want to be contacted (for example, in emergencies). We have incorporated this feedback into our customer emergency system and it has helped us to deliver an easier billing format.

Case Study: My H2O Goes Mobile

Our web-based self-service program for customers, called My H2O Online, allows access to view bills or payment history and to modify account or billing details. Customers can also check their water-use history, make a payment, or schedule service appointments. In December 2012, we added paperless or "e-billing" for our residential customers.

Enrollment has continued to grow and it is expected to exceed 200,000 participants by year-end 2015. Last year, the platform was further enhanced to allow all our customers the opportunity to enroll and, in early 2015, a mobile-friendly version was introduced.

> "We launched our mobile-friendly platform in direct response to feedback from our customers, who tell us they want to be able to access their account information from wherever they are and at whatever time is convenient for them."
>
> **Karla Olson Teasley,** Vice President, Customer Service

Case Study: Paperless Billing

More than 155,000 of our customers have moved to the convenience of paperless billing and in excess of 388,000 now make payments electronically. Both programs are free and available through our website. The program enabled us to save more than eight tons of paper in 2013–2014, and it is reducing postage costs for our customers and our business. We aim to increase paperless billing customer enrollment to 200,000 by year-end 2015.

Case Study: New CodeRED System

In spring 2015, we launched a new customer emergency communication system called CodeRED. It uses outbound calls to alert our customers about incidents that can impact their water quality and water usage, including emergency notifications. A second phase will launch later in the year that will allow our teams to create and post outage maps. It provides new direct notification tools for employees in the case of emergency, rather than having them call in repeatedly to a hotline.



89% of customers in 2014 were either 'very' or 'extremely satisfied.' In 2013 this figure was 91 percent.



4.1m calls in 2014 — Our regulated business Customer Service Center is available 24/7 for emergencies.

Helping to Reduce Costs

Where approved by state authorities, our state subsidiaries offer customer assistance programs to help financially challenged or disadvantaged households with water services bills via one-time emergency grants and/or discount payment programs. We have seen a substantial increase in the number of customers taking advantage of the programs and in some states, such as California, where a customer meets the program threshold, data is shared to enable other utilities to approach them with similar offers of assistance.

In some states, where approved by state utility commissions, we also make rebates available to customers for water-saving appliances, water audits, and free water-saving devices to help them make their homes more water efficient and thereby reduce associated costs.

Case Study: Customer Assistance Program in California

We have seen a 349 percent increase in customer enrollment for our California Customer Assistance Program due to a ruling by the California Utilities Commission, which states that all investor-owned water and energy utilities must share information on customers who qualify for entry. The program has achieved dramatic increases for all participants to date and California American Water has increased enrollments from 5,477, to 19,130 state-wide.

We believe data-sharing has proven to be a cost-effective method of expanding participation in such customer assistance programs, particularly when penetration rates are lower (as is the case for such water programs).

Total enrollment	Pre-sharing	After
American Water	5,477	19,130
All Class A water utilities	117,071	250,200

Case Study: H2O Help to Others Program™

Illinois American Water has partnered with the Salvation Army agencies in their service areas to administer the company's H2O Help to Others Program™, a customer assistance program designed to help provide supplemental funding to Illinois American Water residential customers who would otherwise have trouble paying their bills. The Salvation Army's trained caseworkers determine the needs of families and individuals, who must be Illinois American Water customers.

In 2014, Illinois American Water assisted 1,009 households by giving $113,802 to help with the payment of their water bills through company and customer contributions.

Information about the program and how to donate is included on customer bills.



95% of Americans believe water is the most important service they receive, ahead of electricity, heat, the internet, and cell phone services.



96% of our customers were either 'very' or 'extremely satisfied' with the service line and plumbing protection service quality in both 2014 and 2013.

Communicating the Value of Water

There is a perception that water treatment and delivery has few, if any, associated costs, a view perpetuated by the historic low price of water. It is typically the least expensive utility service in the average American household – pennies per gallon or less in most of the communities we serve.

Public understanding around the economic value of water services is growing and by supporting educational campaigns, American Water also improves levels of understanding around water conservation, the impacts of aging infrastructure, and how variability in climate can affect water supply.

Each year we determine what imagery and media will resonate with our customers and, in 2013 and 2014, we published whiteboard videos and used social media to engage through quizzes and contests. Currently, Facebook, Twitter and YouTube channels are active for every state-regulated subsidiary and our engagement levels are continuing to rise.

69% of Americans take access to clean water for granted.


The Value of Water
COST PER GALLON
Tap water is UNMATCHED
Tap Water
Milk
Gasoline
Bottled Water
Orange Juice
Starbucks® Coffee

Social Media Engagement

31,435 fans

17,239 followers

1,087,445 views

7,419 followers


Facebook Fans
40,000
30,000
20,000
10,000
0
Jan–13
Apr–13
Jul–13
Oct–13
Jan–14
Apr–14
Jul–14
Oct–14
Jan–15
Apr–15

Our Technologies Roadmap

Case Study: The Value of Water Coalition

American Water is one of the founding members of the Value of Water Coalition, a group of public and private water agencies, business and community leaders, and national organizations seeking to communicate the importance of water to the economic, environmental, and social wellbeing of America. The coalition believes that a more informed citizenry is critical to advancing smart and sustainable water policy in America. It is providing tools, resources, and information designed to increase awareness among the public and decision makers about the value of water.

American Water is represented on the steering committee of the coalition, which has recently launched a new website, www.thevalueofwater.org.

In 2014, the Coalition had 13 new members, 12 of which are large cities. Now there are more than 30 members. We participated in the infrastructure week in Washington DC, which involved roundtables, congressional meetings, meetings with municipalities, a White House roundtable, and a U.S. Treasury roundtable looking at how public and private entities can help address water and wastewater infrastructure challenges.

In May 2015, the coalition issued a briefing paper, The New Wave of Water Innovation, highlighting innovative water practices and projects across the country, including details of our partnership between the Metropolitan Water Reclamation District and Illinois American Water in Chicago.



The San Clemente Dam Removal project is rerouting the Carmel River in Monterey, CA, and restoring 25 miles of habitat to the benefit of the steelhead trout who call the river home.

We maintain an industry-leading research and development program that is designed to enhance our services, help ensure compliance, and shape a more sustainable future.

We have developed a five-year Technologies Roadmap that outlines the projects we need to help deliver our business strategy. Each project is sponsored by one of nine business leaders, and is allocated a partner from our IT team.

Potential projects are considered against three key criteria: Key Performance Indicators (KPIs), payback, and risk. This enables us to move business-critical projects to the front of the line. We use focus groups to test "proof of concept" ideas, ensuring that a deliverable meets customer and business needs. Once a project features on the Roadmap, a business case is generated.

During 2013 and 2014, Roadmap projects have improved service infrastructure, software solutions, and field team technology. Internet and customer-facing technologies have also been improved, with the roll-out of an emergency internet system that alerts customers to major issues. We have upgraded mobile hotspots and initiated a "bring your own device" campaign, enabling employees to carry only one mobile handset on the job.



$4.2 million We invested $4.2 million annually for research and development activities in 2013 and 2014.[2]

2 Excluding in-kind support and research performed by our operating companies.

Our Innovation Development Process

In 2009, we launched our Innovation Development Process (IDP) to seek out innovations and leverage them for our customers and the water industry. Using the IDP, we have examined more than 600 technologies to date and are actively pursuing a dozen partnerships with domestic and international partners. This helps us to create greater efficiencies in the areas of water reuse, desalination, wastewater operations, and bio-energy.

We use an open collaboration model in four key areas:

1. Water treatment and distribution
2. Wastewater treatment and collection
3. Biosolids management
4. Energy management at the water–energy nexus

We collaborate on a significant number of our research projects with many stakeholders, including governmental entities (such as the EPA), consultants, universities, other utilities, and research agencies (such as the Water Research Foundation, WateReuse Research Foundation, and the Water Environment Research Foundation). We also participate and collaborate with numerous state and local organizations through our state-regulated entities.

Professional Committees – American Water Participation

AWWA Climate Change and Sustainability Technical Advisory Workgroup
Water Research Foundation Energy Focus Area Technical Advisory Committee
Center for Climate and Energy Solutions, Business Environmental Leadership Council
EPRI/Water Research Foundation Project, Electricity Use and Management in Municipal Water Supply
Wastewater Industries, Project Steering Committee

Research Projects – American Water Participation

Water project	Involvement
WaterRF 4090	Decision Support System for Sustainable Energy Management
WaterRF 4208	Identifying and Developing Climate Change Resources for Water Utilities: Content for Climate Change Clearinghouse
WaterRF 4223	Energy Efficiency Best Practices for North American Drinking Water Utilities
WaterRF 4224	Toolbox for Water Utility Energy and Greenhouse Gas Emission Management
WaterRF 4239	Building a Climate-Ready Regulatory System
WaterRF 4308	Drinking Water Pump Station Design and Operation for Energy Efficiency
WaterRF 4380	Opportunities for Managing Climate Change by Applying Adaptive Management
WaterRF 4381	Effective Climate Change Communication for Water Utilities
WaterRF 4469	Water and Electric Utility Integrated Planning
WaterRF 4378	Water Footprints and the Value of Water: New Concepts for Sustainable Water Utilities and Communities



80 grants American Water's research team has been awarded nearly 80 competitive research grants and been granted five U.S. patents based on its research.

Leveraging Technology

Our approach to innovation has resulted in product and service solutions that benefit our customers, our company, and the environment. American Water has received patents for new products or other legal rights for the following:

Fathom/Smart Earth Technologies (SET)

This is a single software platform that collects and aggregates meter and distribution system data into one integrated format. Our partnership allows for advanced metering and leak detection in our systems, resulting in dramatic decreases in leaks. SET has been acquired by Global Water Fathom, a world-leading company in water management.

NPXpress

Our patented wastewater treatment process reduces aeration energy consumption in the wastewater treatment process by up to 50 percent, and the need for added carbon by up to 100 percent. The process has been implemented at seven full-scale wastewater treatment plants in New Jersey and New York with other implementations pending.

ENBALA

American Water is the first U.S. water utility to use the Smart Grid technology of ENBALA Power Networks. The technology manages the way American Water's treatment plants and pumps use electrical power, and it allows us to offer capacity to the electric regulation market, resulting in both reduced peak electrical load and energy savings for the treatment facilities.

Advance Meter Infrastructure (AMI)

American Water continues to lead in the development and deployment of a smart water grid, an integrated system that will span from plant SCADA devices through the transmission and distribution pipes, valves and pumps, and on to customer meters. Our affiliate in Monterey, California, California American Water, has begun an AMI pilot program, whereby participating customers will be able to request text or email alerts if they have a likely leak, if they are about to break into the next rate block, or if their total bill is approaching a certain dollar value.

StreamControl

StreamControl is a technology to turn existing flow control valves into advanced, dynamic pressure management systems, resulting in decreased energy use and greenhouse gas (GHG) emissions.

LG Sonic

A Dutch company has developed an ultrasonic-based treatment system to reduce algae from surface water bodies without the use of chemicals or electric power. The buoys are self-contained and solar powered. Our partnership with LG Sonic provides reduced pricing for affiliate companies, as well as royalties for products sold in the U.S. and Canada. The systems have shown a two-year return on investment at the locations where they have been installed. See case study.

iOsight

This Israeli company is developing a new Smart Water Management System (SWMS). This will address the growing demand for efficiency tools by developing and integrating a comprehensive data management, data analysis, and reporting system in water treatment and wastewater treatment plants. It will allow local plant operators to leverage the reports and analytics to create a more efficient operation.

NewLimits

A new technology that provides a compact, nitrification/de-nitrification module to reduce ammonia levels in wastewater treatment has been piloted at American Water. It appears to be successful as a less expensive alternative to meet new ammonia limits that are being issued for our lagoon and sand filter wastewater facilities.

Using Technology for Business Transformation

Our goal is to develop and maintain industry-leading operational efficiency, driven by technology.

To deliver it we must continue to optimize our own systems, services, and solutions. In 2009, we embarked on a multi-year Business Transformation process to convert to SAP, recognizing it provides a more powerful tool for managing our relationships with customers.

All three phases are finished and producing a number of benefits.



80% In 2015, we will implement 80 percent of critical and high-priority SAP System enhancements identified as of December 31, 2014.

Phase 1

Enterprise Resource Planning (ERP)

ERP is ensuring we have the people, goods, and services to assist our customers effectively. It is improving support for our employees from hire to retire, including processes for recruiting and onboarding, learning and development, and retirement. Our Finance Team is able to collect and deliver accurate financial information faster for all of our stakeholders. ERP also provides more transparency into organization-spanning processes to ensure even stronger and effective auditing and compliance processes.

Phase 2

Enterprise Asset Management (EAM)

EAM helps us manage our assets and make decisions about equipment construction, maintenance, and repair. We are using the new technology to optimize customer service in the field. This includes scheduling, dispatch, and execution of all work across field service, transmission, distribution, and production.

Phase 3

Customer Information System (CIS)

CIS provides a strong platform for connecting our people, processes, assets, and industry-based knowledge. Launched in 2013, our new integrated systems help us make proactive business decisions based on better information. It is improving the multiple interactions we have with customers, including our correspondence, billing, emergency notifications, and collections.

Next Steps

These new SAP-based systems are enabling us to change how we manage our business, ensuring American Water is prepared for the future. We are now optimizing functionality, and will use them to investigate customer drivers for satisfaction, seeking to meet our customer satisfaction score of 90 percent or above. Opportunities are also under review to increase levels of accessibility through payment services, self-service, and language.

Case Study: Asset Data in the Field

The EAM system has helped us to reduce the margin for data transfer error when we track our capital assets from a water source to the meter of a customer's account. Asset records have been converted from paper to electronic records, which simplifies planning for maintenance and capital projects. With the implementation of our work order management system, Click, we now have the ability to access asset information in the field via computer. As our system capabilities mature, more costing and financial information for our assets will be integrated into our ERP and capital management systems, allowing us to better manage the allocation of capital.

Case Study: Enhancing Our Customers' Experience

Our CIS has allowed us to consolidate 16 separate legacy systems and is integrated with both our ERP financial system and our EAM system. This simplification has helped us to remove manual touch points, and automated the end-to-end process, from customer request to financial reporting, of our revenue. Each customer contact, regardless of the platform being used (call center, IVR, web, email, or letter), is logged on our CIS system and shared across our other systems. It also holds copies of correspondence and bills for reference. The CIS has enabled us to introduce an e-billing option, helping our customers to quickly and accurately manage their financial relationship with American Water.

Case Study: Increasing Employee Effectiveness and Satisfaction

Our SAP platform offers new levels of functionality for our business, enabling us to increase self-service for employees to simplify process and reduce paperwork. We can now route with workflow to gain manager approvals. We have turned paper-based processes into consistent, easy-to-use web applications to help our people set performance goals, and capture reviews and evaluations. Development and succession planning has been automated, while we have integrated learning and development with employees' job class and career path to offer improved insight. The procurement process has also benefited, with a new shopping cart web application that is integrated with our SAP procurement system. Going forward, we plan to mobilize our employee and manager approval functions, purchase order approvals, shopping cart approvals, access request approvals, and other commonly used functions.



Members at our Elrama, Pennsylvania SCADA (supervisory control and data acquisition) center.

Growth Opportunities

Our strategy for the future will continue to focus on customers, expansion through targeted growth, environmental sustainability, and regulatory and public policy. In 2014, we shared our growth strategy for 2015–2018. Our long-term earnings per share growth plan is based on regulated growth opportunities, while leveraging market-based businesses.

To ensure the quality of our water services, we plan to invest about $6 billion in the 2015–2019 timeframe, with $5.2 billion for infrastructure investments in our core regulated business. This represents a $200 million increase from the $5.8 billion originally planned and is in response to increased business needs. It also reflects a capital plan that is $1 billion greater than what has been invested over the past five years.

Our future: 2015–2019 plan[3]


Other
Shale (0–2%)
Market-based (2–3%)
Regulated acquisitions (1–2%)
Regulated investment – CapEx (3–6%)

However, the full value of these investments is not found only in infrastructure repair and renewal. We believe that they will also improve service, reliability, and affordability for our customers. We will achieve this though our O&M efficiency efforts, which we consistently and strategically improve every year.

Regulated acquisitions continue to be a piece of our growth. We expect to invest over $540 million in the 2015–2019 timeframe. A key area of that growth is our strategy to acquire wastewater assets where we already provide water services. This allows us to capture efficiencies and is aligned with our business model.

We expect our market-based business and market-based shale development to contribute to our growth in the next five years. In addition, through our technology and innovation development process, we may identify other growth opportunities that could move the needle if realized. We have earmarked $230 million of investments in our market-based shale and other strategic opportunities in the 2015–2019 timeframe. All these initiatives will continue to contribute to our growth goals.

3 7–10% Long-term EPS growth target anchored from FY 2013.

Case Study: Helping Municipalities Find Solutions

American Water supports municipalities across the U.S. that are looking to address water and wastewater challenges. Our scope and size brings economies of scale, enabling us to control costs and address maintenance issues through investment. Our approach involves directly engaging with local residents to understand their needs, minimizing rate impacts, retaining existing water employees, and creating new jobs.

For example, in Arnold, Missouri, the sewer system required significant investment to address inflow and infiltration issues. Customer rates covered the operating costs and debt service, but did not allow for needed capital investments. Missouri American Water was able to offer the city $13 million to purchase the system. The company committed to $5 million in capital investment over the next four years and rate stability for customers. This offer was overwhelmingly accepted by the residents of Arnold in a November 2014 referendum. With the proceeds from the sale, the city will be able to retire the sewer system debt, upgrade the city's parks, and make needed repairs to streets and sidewalks.

Similarly, in Haddonfield, New Jersey, where the century-old water and sewerage system is in urgent need of modernization, the required majority of voters approved the sale of its water and wastewater systems to New Jersey American Water. This will bring $16 million of investment in capital expenditure over the first five years. The benefits of the sale for residents include a Citizen's Advisory Council, set up to meet local residents every quarter so that we can hear their concerns and update them on our progress, and a three-year freeze of water rates.


CAT

Climate VARIABILITY



100 gallons Americans use about 100 gallons of water per day. Europeans use 50 gallons per day, while residents of Sub-Saharan Africa use only 2 to 5 gallons.[4]

Our changing climate presents many real challenges around the world for sustainable water supplies, affecting weather patterns and the ecosystem. At a local level any significant variation in climate can impact the magnitude and frequency of extreme weather events, as well as the supply and demand of water.

American Water manages climate-related risks through an "all hazards" modeling approach. In 2013, we set goals to further assess climate variability impacts on system resiliency and developed a comprehensive Climate Resiliency Strategic Action Plan. Our program includes a range of measures including mitigating weather-related impacts, creating more resilient operations, and engaging with our customers, communities, and stakeholders to help them understand and adapt to the risks. We also aim to reduce the environmental impacts of business, recognizing the contribution we can make to reducing GHG emissions, protecting biodiversity, and improving water conservation.

In this section:

4 http://water.epa.gov/learn/kids/drinkingwater/water_trivia_facts.cfm

Chattanooga, Tennessee.

Climate Impacts

Climate variability



- → Shrinking snowfields/water supplies
- → Increased pollution effects
- → Algal blooms/water quality/public health

Severe weather events



- → Major storms/flooding
- → Damage and disruptions
- → Acid rain/water quality

Biodiversity



- → Biodiversity loss affecting the planet's ecosystems and services



American Water's response



Carbon footprint/energy

- → Water conservation
- → Pump efficiency
- → Renewables
- → Pressure management



Adaptation

- → Water conservation
- → Efficiency and leak detection



Integrated water resource management

- → Reuse
- → Desalination



Building resiliency

- → Future-proofing water systems and infrastructure
- → Sustainable design and construction



Long-term growth opportunity

- → Increased sales of water to adjacent systems that do not have adequate water supplies
- → New services and treatment technologies

How Climate Variability Impacts Us

The frequency and severity of extreme weather events are threatening the U.S. water system, causing poor water quality and water scarcity. They put added strain on an already deteriorating water infrastructure and jeopardize reliability.

Higher temperatures can generate more algae, introducing toxins, taste, and odor compounds to water sources. Typically, the algae present in lakes is treated with copper sulfate, which is expensive and can lead to the development of copper-resistant algal strains. Read how we are trialing the use of ultrasonic waves to counter this.

Melting snow from the mountains can create flooding, with variances to stream flow and potential impacts to operational infrastructure. In some cases, floodwater can overflow well casings, contaminating well-water sources.[5]

Freezing temperatures cause water mains to break, due to the added weight of water-saturated frozen soil. Additionally, as surface water in rivers and reservoirs approaches freezing, it comes into contact with relatively warmer underground mains. This stresses the metal mains, particularly in older mains, causing many to break.

Rising sea levels, due to melting ice caps and thermal expansion of the oceans, increases flooding risk to coastal infrastructure and can result in saltwater intruding into fresh water supplies. Higher intensity rainfalls also increase flooding risk and run-off rates from agricultural land and other non-point sources, generating higher levels of nutrients, pesticides, microbes, and debris in water sources. Likewise, flood waters can inundate sewer systems and wastewater plants, causing treatment upsets. These impacts in turn can increase algal blooms.

Lower water quality coming into our plants means higher treatment costs and energy usage. To ensure clean, safe, and affordable water and wastewater services for our customers and to protect the environment, it is essential that we continue adapting our business. We will optimize our technology systems to reduce risk and improve business resiliency, understanding that such solutions can also provide opportunities for business growth and investment, particularly in areas where climate impacts are anticipated to be greatest.

Climate variability can affect water sources in four general ways:

1. Changes to the frequency and intensity of annual rainfall
2. Changes to the amount and rate of snowmelt
3. Rising sea levels
4. Degraded raw water quality

> “We are seeing changes to our climate in the United States. Over the past 50 years, the amount of rain falling during the most intense 1% of storms increased by almost 20%.”[6]

6 USGCRP (2009). Global Climate Change Impacts in the United States. Karl, T.R. Melillo, J.M., and Peterson, T.C. (eds.). United States Global Change Research Program. Cambridge University Press, New York, NY, USA.

5 AWWA and the Water Research Foundation and University Corporation for Atmospheric Research.

Critical Asset Resiliency

Our vision of clean water for life recognizes the essential need of water for customer health and for use in daily lives. As such, we employ a systematic approach to assess the vulnerability of our water supply to climate variability. It is embedded into American Water's engineering planning studies, which drive American Water's capital needs assessments, business planning, and financial forecasting.

Our water and wastewater system assets must continue to be well managed with planned renewal and reinvestment strategies. This includes the identification and management of critical assets, the deployment of a robust emergency response planning process and source water protection program, and the use of a nimble supply chain process. These various elements help to prepare us for continued service in the face of threats from aging infrastructure, security-related concerns, and natural hazards, such as hurricanes, tornadoes, earthquakes, ice storms, and climate variability.

In 2014, we carried out a Critical Asset Study, which focused on the identification and management of critical assets, and provided an action plan to deliver the future needs of our business. The study was comprehensive, delivered through a strong collaboration among operating company and service company professionals in engineering, ORM, operations, environmental compliance, and our supply chain. It utilized the J-100 "All-Hazards" protocol and the U.S. EPA WHEAT tool (Water Health Economic Assessment Tool). The analyses looked at the likelihood and consequences of failure of critical assets, both with and without readily available condition assessment data. Current response plans and capital improvement plans were reviewed and recommendations were offered, where applicable, to enhance those plans, improve resiliency, and mitigate the potential impact on customers. This approach allows for the deployment of the best available resources, while considering funding realities.

Using the methodology, we identified a list of more than 50 critical assets for our business, producing 12 case studies and a set of recommendations applicable to all systems. Each case study will be used as a template for assessing the customer impact and consequence of failure associated with other critical assets. The case studies examined a number of threats including:

- → Natural threats (earthquakes, hurricanes, ice storms, flooding)
- → Aging infrastructure
- → Source water contamination due to transportation accidents
- → Power outages and internal electrical grids
- → Security threats

Where applicable, recommendations for additional inspections, emergency response planning measures, and/or capital improvements have been made. Our approach allowed for the deployment of the best resources available, while considering the reality of both the timing and the amount of available funds.

Our goal is to implement mitigation plans during 2015 for the top 10 high-risk assets developed during this study, and to continue the assessment of 10 additional high-risk assets.

Case Study: Support for the EPA's Climate Resilience Evaluation and Awareness Tool

American Water is part of the EPA's working group that is in the process of developing version 3.0 of the EPA's Climate Resilience Evaluation and Awareness Tool (CREAT), the EPA tool for water and wastewater utilities to assess climate change risks and mitigate impacts. The new web-based program architecture features modules on Climate Awareness, Scenario Development, Asset Screening, Adaptation Planning, and Risk Assessment. The final CREAT version 3.0 is expected to be released in the middle of 2015.

Water Conservation

In households across the U.S., water usage is declining slowly but steadily, a trend that is likely to continue for the next 15 years or even more.[7] This is good news in light of the challenges faced by some areas.

According to the Water Research Foundation, the primary forces behind this drop are increased use of water-efficient appliances and a decrease in the number of occupants per household.[8] Other factors to consider are price elasticity, a growing conservation ethic among consumers, and conservation programs implemented by utilities and other entities.

The record summer heat and lack of rainfall in 2013 and 2014 in many parts of the country posed some challenges, but only in limited cases did we have potentially severe water supply issues, as the hardest-hit areas were largely outside the areas we service. Over the past 12 years, American Water has seen savings on indoor residential water consumption in the range of 10 to 17 percent.

American Water continues to work closely with state utility commissions to encourage water conservation and efficiency. We use a number of methods to promote behavioral change, particularly in water-stressed states, including:

- A tiered-rate structure
- A water efficiency appliance rebate program for commercial and residential customers
- Supplying leak detection kits
- Water-saving hints and tips on our website, through social media and local microsites
- Customer educational literature
- Customer events
- Partnerships with the U.S. EPA and other organizations on public education programs, such as WaterSense

Case Study: Savings Through Good WaterSense

American Water is a voluntary member of the EPA's WaterSense Program. This aims to raise awareness about the importance of conserving water and promotes the use of WaterSense products, which are at least 20 percent more efficient than standard toilets, faucets, and irrigation fixtures. Since the EPA's program began in 2006, WaterSense has helped U.S. consumers save a cumulative 1.1 trillion gallons of water and more than $21.7 billion in water and energy bills.[9]

How U.S. Households Use Water (%)


28
22
21
12
9
5
3
Key:
Lavatory
Laundry
Shower
Faucet
Bath
Leaks
Dishwasher

Source: Environmental Protection Agency

7 Coomes et al. "North American Water Usage Trends Since 1992." Water Research Foundation. 2010.

8 Coomes et al. "North American Water Usage Trends Since 1992." Water Research Foundation. 2010.

9 http://epa.gov/watersense/about_us/index.html

Case Study: Water Conservation Efforts in California

From 2013–2014, California has experienced an approximately 11 percent reduction in water production. With one of the most severe droughts on record in the state, our Conservation Team is continuing to work with customers to maintain a reliable service. Together with our customers, we are preserving existing water resources, and small changes in water-use habits are helping our customers to lower their water bills.

After California Governor Jerry Brown's Executive Order in April 2014, regarding the reduction of state water waste and the implementation of voluntary water-use reductions of 20 percent, California American Water employed a number of additional outreach campaigns. They were aimed at reducing water usage in certain areas, and encouraging customers to reduce water use by voluntarily ending non-essential or unauthorized water use.

Our Actions:

1. The California American Water Rebate Program has seen $3,038,811 (2013–2014) paid to residential and commercial customers who have switched to water-efficient appliances, like toilets and clothes washers, resulting in annual water savings of more than 600 acre-feet

2. In Northern California, we provided classroom programs, conservation field trips, theater presentations with water themes, and other conservation activities and materials to local schools and other community organizations, directly reaching more than 19,000 students in 2014

3. California American Water has partnered with WaterSmart Software and provides all residential customers in its two highest per capita water-use districts (Los Angeles and Ventura) free monthly Home Water Use Reports, including a comparison to similar households in their area and suggestions to help reduce water with landscape and indoor retrofits

4. During 2013 and 2014, we made 1,853 free Water Wise visits to customers to review water use. The visits identified opportunities to save more than 74 acre-feet of water annually, and facilitated the discovery of customer plumbing and irrigation leaks, irrigation inefficiencies, and overspray. The visits also allowed us to provide recommendations for plumbing and irrigation upgrades that are rebated through California American Water

5. During 2013 and 2014, we supplied 19,904 water-efficient showerheads, 11,353 hose nozzles, 32,424 aerators, 1,552 toilet flappers, and 14,823 toilet leak detection kits in California free of charge to our customers

6. We are in the process of developing and constructing our own desalination plant, providing alternative water supplies to serve our customers in California's Monterey Peninsula for generations to come. American Water is the operator of the country's largest sea water desalination plant in Tampa, Florida

Next Steps

In April 2015, California Governor Jerry Brown issued an order asking all Californians to reduce water use by 25 percent. The State Water Resources Control Board released guidelines indicating how this target should be applied, ranging from 4 to 36 percent. The communities with high daily consumption are being asked to conserve more. California American Water immediately asked every General Manager and their local conservation staff to meet with their top 25 water users within 30 days to discuss the best way forward. They mailed all customers with information and revisited rebates and conservation incentives to ensure they were appropriate. We have filed with the California Public Utilities Commission and received approval for revised Rule 14.1 Drought Contingency Plans that will allow for additional pricing signals (drought surcharges) should expanded levels of conservation be necessary to meet required reduction targets.

Our Impacts on the Climate

Case Study: Fix a Leak Week

It is estimated that more than a trillion gallons of water are lost annually nationwide through leaks within our homes, and some of the causes are seemingly small, such as leaky faucets or running toilets. Per average household in the U.S., this adds up to more than 10,000 gallons of water wasted every year, the same amount of water needed to wash 270 loads of laundry.

American Water partners with the U.S. EPA on national Fix A Leak Week (part of the WaterSense program) to raise awareness and help with solutions. For example, we offer our customers a detection kit, including a non-toxic leak detection tablet for toilet tanks. A guide is also available to help homeowners track down various types of indoor and outdoor leaks. As part of our effort, we have created an educational video called The Journey of Water about the value of water and the importance of preventing wastage.

Case Study: Working with Local Stakeholders

One of the systems in the New Jersey American Water operating area is experiencing a supply/demand imbalance, particularly in the peak summertime, when irrigation increases and coastal areas experience a surge in temporary population. While the region experiences significant seasonal shortages, groundwater and surface water sources remain under-allocated during the off-season. New Jersey American Water is addressing the issue from several angles. One of these is demand-side management through stakeholder outreach to major irrigation customers. Another approach is to store excess winter flows, as well as non-revenue water reduction and pressure reduction to reduce leaking pipelines. New Jersey American Water is currently engaged in a Comprehensive Planning Study to evaluate the numerous options.



The Solaire Building, Battery Park City, NY.

We recognize that our activities have an impact on the environment and that we need to manage them appropriately.

Our goal is to achieve long-term environmental leadership. As such, American Water has committed to the following actions:

- → We will comply with all relevant environmental laws, regulations, and standards
- → We will sustain the environment through responsible business practices that promote environmental stewardship with a holistic approach to the prevention of pollution
- → We will be efficient in our use of natural resources, including energy, in both our operations and during construction

Each operating unit is responsible for managing its environmental impact in a systematic way, through the implementation of an Environmental Management Plan that includes both regulatory requirements and stewardship opportunities. These include a review of the Endangered Species Act and the development of a biodiversity strategy with a focus on watersheds and water resource management. We aim for a net positive impact on biodiversity and, as part of our environmental audit program, we query each facility's efforts to promote biodiversity. See **Regulation and Compliance Programs**.

Operational Efficiency

Our goal is to achieve industry-leading operational efficiency and we are working to cut our carbon footprint and our waste in half over the long term. Through research, innovation, and technology, we continue to identify operational improvements and to build environmental understanding at a state and a site level.

Pump efficiency remains a key focus, since the electricity we use to pump water accounts for about 90 percent of our carbon footprint. Our fleet and vehicle right-sizing initiative has reduced CO_2 emissions by 1,670 tonnes, increasing the company's fleet fuel efficiency by 0.3mpg, and providing fuel savings of $963,000.

American Water has made a public commitment to achieve a 16 percent reduction in GHG emissions (GHGe) by 2017, from 2007 levels. This goal surpasses the national agenda and leads the water industry. Our total GHGe for 2014 was 708,063 tonnes, a 17.1 percent decrease from the base year of 2007, surpassing our goal. Read about our Technologies Roadmap.


Contract operation at Lake Pleasant in Arizona: designed, built, and operated by American Water.

American Water Total GHGe (Scope 1 and 2) (Tonnes CO_2e)


2010
800,655
2011
790,922
2012
710,878
2013
671,885
2014
708,063

Direct Energy Consumption (Per million gallons of water produced)

	2010	2011	2012	2013	2014
Natural gas (therms)	8.74	10.39	10.27	12.01	11.37
Gasoline (gallons)	6.35	6.89	6.23	5.88	6.54
Mobile diesel (gallons)	2.18	2.13	1.96	2.04	2.16
Stationary diesel (gallons)	0.64	0.83	0.80	0.74	0.73

Direct Energy Consumption (Energy use in BTU equivalent) (%)

	2010	2011	2012	2013	2014
Electricity	78.60	78.30	78.80	77.46	77.32
Natural gas	8.40	9.80	10.00	11.68	10.97
Gasoline	8.20	8.10	7.50	7.10	7.84
Diesel	4.90	3.90	3.70	3.76	3.87

Total emissions by source 2014 (%)


4.2%
4.9%
0.2%
90.6%

Key:
Direct emissions:
- Stationary combustion
- Mobile sources
- Refrigerant

Indirect emissions:
- Electricity

Total Emissions by Source

		2013		2014	
		Emissions (tCO_2e)	Emissions (%)	Emissions (tCO_2e)	Emissions (%)
Direct emissions	Stationary combustion	31,332	4.5%	29,775	4.2%
	Mobile sources	31,889	4.6%	35,004	4.9%
	Process/fugitive	26	0.0%	26	0.0%
	Refrigerant	1,600	0.2%	1,617	0.2%
	Subtotal	**64,846**	**9.3%**	**66,422**	**9.4%**
Indirect emissions	Electricity	632,651	90.7%	641,641	90.6%
	Subtotal	**632,651**	**90.7%**	**641,641**	**90.6%**
Total		**697,497**	**100.0%**	**708,064**	**100.0%**

GHG Emissions Intensity

	2010	2011	2012	2013	2014
GHGe total (tonnes CO_2e)	800,655	790,922	710,878	697,497	708,064
Total emissions intensity (pounds CO_2e/kgal)	4.48	4.6	4.2	4.40	4.45
Direct emissions intensity (pounds CO_2e/kgal)	0.36	0.4	0.37	0.41	0.42
Indirect emissions intensity (pounds CO_2e/kgal)	4.12	4.2	3.83	3.99	4.03
GHGe intensity (year on year)	-0.30%	2.80%	-8.60%	4.7%	1.1%

Case Study: The Environmental Grant Program

We promote biodiversity and stewardship in the community, by working closely with local residents, community organizations, government agencies, and schools. Through our Environmental Grant Program, we are proud to support the efforts of local organizations that share our vision. We partner with local environmental groups to promote protection and stewardship of watersheds that impact our service areas. In 2013 and 2014, we partnered on 96 projects in 12 states totaling more than $386,000. To date, we have initiated 331 projects totaling more than $1.3 million in 12 states.

Recognizing the Water–Energy Nexus

American Water is a leader in reducing the energy costs of water and wastewater systems. Energy costs can be up to 60 percent of total operating costs for some utilities.

The electric and water sectors are highly interdependent, intersecting at critical "nexus" points during operations. Drinking water and wastewater systems consume large amounts of energy – about 2 to 4 percent of total U.S. energy usage – at an estimated cost of as much as $4 billion annually.[10]

Likewise, huge amounts of water are used to produce electricity – more than four times the amount of water consumed by all U.S. residences. It means energy consumed by all U.S. residences. It means energy efficiency efforts in one industry have a direct impact on another one. See Critical Resource Sectors.

We believe that if the state plans provide credit for water and wastewater industry energy efficiency measures, carbon emissions will be greatly reduced. American Water wishes to serve as a resource to the government to further develop and enhance the synergies that exist within the water–energy nexus.

10 Based on 4 percent energy use per the Environmental Protection Agency, "Strategies for Saving Energy at Public Water Systems," July 2013.

Pump Efficiencies

Water is heavy: 1,000 gallons weighs 4 tons. With the average household consuming about 250 gallons of water a day, water utilities are called upon to deliver 1 ton of this resource to millions of homes daily. Doing so requires a vast network of pipes and pumps that convey water up, down, and through many miles of pipes to customers. Powering these pumps requires a lot of electricity, which is why more than 95 percent of a typical water utility's total energy consumption is used for this purpose. As these pumps age, they become less efficient, requiring more energy to move the same amount of water.

American Water facilities consume about 1 million MWh per year of electricity, and over 95 percent of that is used to pump water. We are leading the way in seizing opportunities to improve pump efficiencies, reducing the amount of energy required to power them as follows:

Energy Usage Index Metric

This metric acts as a barometer for the condition of the pump fleet and helps us to pinpoint where pump improvements will make the greatest impact.

Wire-to-Water Pumping Efficiency Tests

Monitoring the efficiency of pumps and motors, and replacing or refurbishing older pumps can yield energy savings of 10–20 percent.

Pump Replacement/Refurbishment

This is being done with the best available technology to improve efficiency.

Variable Frequency Drives

These have been installed to vary pump speed/output, which reduces electrical consumption.

Hydraulic Modeling

Distribution systems are modeled to analyze current and future hydraulic conditions to enable efficient pump selection and operation.



If every water utility improved their water pump / motor efficiency from the existing average of 55 percent to the optimal efficiency of 80 percent, it would save enough electricity to light up Chicago for over two years.

Over the past four years, American Water has refurbished or replaced 140 pumps at a cost of $25 million. These projects are expected to yield energy savings of 12 million KWh per year and a corresponding reduction in carbon emissions of 18 million pounds per year. Other initiatives are aimed at conserving water through improved leak detection and customer conservation. These reduce water pumped, which in turn reduces energy consumption and carbon emissions. Such a win-win-win is a rarity, and we believe there are more opportunities to be explored.

Reducing Waste

American Water is committed to minimizing resource consumption and waste production across our capital projects and during new construction. We promote recycling and work to recover energy from our waste. Residuals are by far our largest waste product, generated from water treatment where the silt and sediment is removed from raw water. In 2013, we initiated a company-wide review of our residuals management with the goal of setting a "baseline" for improvement.

In 2014, we set a target to reduce the residuals we send to landfill from operations under our direct control by 10 percent. This was surpassed with a 12 percent reduction of 3,773 dry tonnes, down from 4,304. This amount represents 5 percent of the total residuals we generate at our regulated operations, with a further 81 percent applied to land, and the remainder disposed of to a sewer system or back to the receiving waters (all under permit by the state environmental agencies).

For those residuals generated by our "non-regulated" market-based business (15,665 tonnes), we engage with our clients on options for beneficial use.

> "More than 2 trillion gallons of treated water are wasted due to leaks in water systems across the U.S. every year."

Case Study: Using Intelligent Water Meters

In February 2015, California American Water began to pilot an intelligent water metering program in Monterey, California – an area which has struggled with water scarcity. This new technology enables our customers to monitor their daily usage via a meter. High water use may suggest they have a leak, and finding and stopping leaks quickly reduces repair costs, chemical use, energy consumption, and associated greenhouse gasses. We are currently recruiting 200 residential and business customers to take part in the pilot, across a number of neighborhoods to ensure we get a good mix of data. By intensifying our efforts, we hope to garner enough information to evaluate feasibility, cost of operation, and which features our customers find most useful.



Our teams work hard to ensure customers understand the importance of measuring water consumption.

Case Study: Engaging with Learning Institutions to Detect Water Leaks

Every two minutes, a significant water line ruptures in the U.S., which leads to trillions of gallons of water wasted annually and severe economic losses. We are helping to identify cracks before they become a more acute problem. As part of a new research project at the Illinois Sustainable Technology Center, American Water and Echologics are piloting an advanced leak monitoring technique that looks set to deliver measurable water savings.

Acoustic monitoring detects leaks by monitoring the sound signatures of water flow. The location of the leaks is determined by using multiple sensors and sophisticated signal analysis. The sensors themselves are relatively small and can fit within fire hydrants. A wireless network of 79 sensors was installed in August 2014 in the city of Des Plaines' Waycinden Water District.

In September 2014, the acoustic monitoring successfully identified a leak that was draining into a storm sewer. Water from this leak was unlikely to surface. It could have taken more than six months for the break to grow large enough to be detected; instead it was repaired within 12 days, with minimal damage to surface features. It is estimated that this leak would have lost approximately 3.25 million gallons of water over 90 days. The software identified the location of the leak within 20 feet of the actual location, allowing the digging of a very small trench.

Water Treatment Residuals Disposal Issue in California

California American Water operates six water treatment plants in California that remove excess arsenic from raw water to achieve compliance with drinking water standards. After removal, if arsenic exceeds certain concentrations in a solid waste, it must be characterized as "hazardous".

After a request from the Monterey County Health Department (DoH) in June 2013, California American Water investigated disposal practices for the residuals and concluded it is likely we had shipped and disposed of residuals from three Monterey County facilities and one Sacramento County facility on numerous occasions between 2010 and 2013 that should have been characterized as hazardous but were not.

California American Water informed DoH and the Sacramento Department of Environmental Management (EMD) of these possible violations. In 2014, it reached an agreement to settle the matter with both regulators, and fines were approved by the courts totaling $850,855. Throughout, California American Water has worked cooperatively to address all Notices to Comply, which are now fully resolved.

Steps have been taken to avoid future errors of this type, including:

- → Development and finalization of Residual Management Practice
- → Significant staffing changes, including hiring of a new statewide Senior Director, Water Quality & Environmental Compliance
- → Modification/update of relevant Environmental Management Plans


Welcome to the
EcoZone.
A fun and interactive online program that enables you to help the environment. It's a simple and effective way for you to "green"

Case Study: Employees Making a Difference

Our EcoZone program, launched in spring 2014, was designed to encourage employees to make simple behavioral adjustments to become more environmentally friendly. They include recycling paper, plastic, aluminum, and batteries – a practice that is becoming standard at our facilities.

The online site has received 16,361 page views since it began, with 3,501 visitors (approximately half our employee base). Some 293 employees have registered to become "green team" members. To date, 17 new projects have been completed by employee green teams and shared in our Project Library.

We have continued with our company-wide initiatives to save paper and printer toner. We had a further 12.2 percent reduction in paper use in 2013, a 44 percent reduction from 2009 levels. Additionally, all our paper has 30 percent recycled content.

Water Quality & AVAILABILITY


99% We score greater than 99 percent for drinking water compliance.


150+ awards Received for superior water quality.


$1 billion Capital investment for total infrastructure in 2014, up from $950 million in 2013.

New Cumberland, Pennsylvania.

Water quality and availability are affected by local issues, such as geography, weather conditions, and supply infrastructure.

This means that there is more water to go around per person in some areas than in others, yet we all expect to turn on a tap 24/7, and receive clean, safe water into our homes and businesses. Our vast network of 560 treatment plants, pumping stations, storage facilities, and approximately 48,000 miles of mains pipes, are put to work each day to provide our customers with the highest-quality service. We are proud of our performance, having received 68 EPA Partnership for Safe Water Directors Awards and, in 2014, American Water was about 15 times better than the industry average for compliance with drinking water quality standards (maximum contaminant levels). We were also typically 20 times better than the industry average for meeting all drinking water requirements in 2014.

In this section:

How Source Water Quality Impacts Us

The quality of a water source dictates the treatment it needs to meet drinking water standards and the costs to our business. We draw water from different sources:

- **Groundwater**: Aquifers or artesian aquifers
- **Surface water:** Streams, rivers, lakes, reservoirs
- **Sea water**

Groundwater collects naturally through the water cycle and forms large pools under the Earth's surface, called aquifers. These can be hundreds of feet deep, often avoiding exposure to many contaminants. This makes treating groundwater much simpler and less expensive than treating surface water, on average up to five times less. Sea water contains salt and requires an energy-intensive desalination process as well as surface water treatment before it can be consumed.

Regional geological differences can also affect quality with higher levels of salt, soot, or other particles. In some instances, source water is contaminated by industrial byproducts and chemicals. Both cases result in water requiring more rigorous treatment. For residents and businesses in associated regions, it is likely that these challenges are reflected in higher monthly water rates.

Pollution Challenges We Face

Today we are challenged with diverse sources of pollution, such as urban storm water, sanitary sewer overflows, agricultural runoff, and atmospheric deposition.[11] Human and animal waste, and pollutants such as fertilizer runoff are common causes of contamination.[12] Many of our nation's drinking water supplies include major rivers and streams that traverse urban and industrial areas with potential sources of contamination from industrial plant sites, railroad crossings, highways, and river traffic.

Recent research has identified chemical and pharmaceutical residues, from products such as cleaners and antibiotics, as a threat to the integrity of the country's water system. As a result, the EPA and water industry experts are collaborating to develop effective treatment methods that can address these new contaminants.

We are currently doing research on the removal of pharmaceuticals in wastewater and biologically active filtration (for both drinking water and reuse applications). We are also involved in projects on how to communicate these issues to the public.

American Water's scientists test water samples from across the country to protect against hazardous chemicals, algae, metals, minerals, viruses, microbes, and other potential contaminants. In addition to manual tests, computerized analyzers continuously monitor the water as it passes through the system. Every year, our team of professionals conducts nearly one million tests and measurements using the most advanced technology and equipment available. Read more in **Public Safety**.

How a Water Treatment Plant Works


Coagulation – special compounds remove the dirt particles from the water
Sedimentation – The dirt settles to the bottom and the water becomes clearer
From the water tower to your home!
Water is taken from wells, lakes, or rivers to the plant
Filtration – water passes through filters to purify it further
Disinfection – kills the germs

11 United States Environmental Protection Agency. "Office of Water." 2001.

12 United States Environmental Protection Agency. "Water on Tap." December 2009. http://water.epa.gov/drink/guide/upload/book_waterontap_full.pdf

Case Study: Benefits of Biofiltration at Swimming River

A demonstration-scale trial of biofiltration was conducted at the Swimming River Water Treatment Plant, which is operated by American Water's New Jersey subsidiary. The plant is faced with several treatment challenges, including organics removal – which can affect taste and odor – and particulate removal.

A large number of surface water treatment plants in the U.S. use granular activated carbon (GAC) in filters, to absorb and reduce unpleasant tastes and odors in the water. In biofiltration, naturally occurring bacteria are allowed or encouraged to grow on filter media. By allowing the bacteria to control the tastes and odors, the replacement of GAC can be deferred, reducing costs and associated CO_2 emissions.

Results of the initial testing indicate the biofilters are capable of controlling taste and odor over the long term and less frequent GAC replacement can still meet organics removal goals. In 2014, deferring replacement of GAC led to savings of more than $2 million.

Based on internal estimates, if biofiltration was implemented across all our plants using GAC, the savings could exceed $4 million per year. It would also negate the need for replacing more than 3.5 million pounds of GAC. As part of a company-wide effort, 25 of these 32 plants are being tested to determine if biofiltration is appropriate.

Case Study: Innovation to Monitor and Control Algae Blooms

In 2014, as part of our **Innovation Development Process**, we formed a partnership with LG Sonic to help control algae in water treatment plants. The company's solar-powered ultrasonic algae control buoys, called the MPC-Buoy, transmit ultrasonic waves to disrupt algal cells, causing them to sink and prevent proliferation. The system operates entirely on solar power and the technology will not harm fish or other wildlife.

Four of these buoys were installed at the Canoe Brook Water Treatment Plant, which is operated by New Jersey American Water. It was the first use of this technology for drinking water reservoirs in North America. The new system provides continuous online water quality monitoring. During extensive testing in 2014, the buoys enabled the plant to reduce chemical consumption by more than 20 percent, thereby reducing the concentration of undesirable taste- and odor-causing compounds in treated water delivered to customers.

Based on the results of this study, we plan to purchase buoys for other reservoirs impacted by algae and we are looking at other uses, including clarification basins, waste backwash lagoons, and wastewater/reuse applications.

In 2015, our work in this area was recognized by the ***Environmental Business Journal***® with a Business Achievement Award.



Installation of LG Sonic solar-powered ultrasonic algae control buoys.

Water Withdrawal by Source (Thousands of gallons)

	2011			2012			2013			2014		
	Ground	Surface	Purchased	Ground	Surface	Purchased	Ground	Surface	Purchased	Ground	Surface	Purchased
Arizona American Water Company	15,287,709	3,866,469	–	–	–	–	–	–	–	–	–	–
California American Water Company	20,488,500	–	10,232,100	21,394,572	–	10,735,236	21,774,735	–	10,961,258	19,251,199	–	10,126,636
Hawaii (Wastewater Only – No Source of Supply)	–	–	–	–	–	–	–	–	–	–	–	–
Illinois American Water Company	13,498,889	24,128,987	4,708,084	15,083,373	23,580,914	4,892,442	14,495,952	22,355,732	4,779,357	14,609,603	22,997,662	4,649,730
Indiana American Water Company	22,559,281	17,849,428	485,540	23,239,599	18,009,334	441,552	22,437,469	17,857,246	496,666	22,906,177	17,679,428	423,295
Iowa American Water Company	6,921,641	–	–	1,121,145	5,981,404	–	1,061,708	5,634,875	–	1,095,562	5,314,231	–
Kentucky American Water Company	–	13,716,013	69,476	–	14,308,289	85,238	–	13,270,249	77,734	–	13,955,035	71,194
Maryland American Water Company	49,177	475,400	3,577	33,487	470,885	1,621	19,280	482,882	6,439	35,137	479,142	4,214
Michigan American Water Company	378,332	–	–	387,097	–	–	325,820	–	–	378,793	–	–
Missouri American Water Company	9,402,045	64,523,368	512,903	9,951,428	68,667,207	777,197	12,271,170	60,067,223	517,817	13,885,580	58,795,090	602,523
New Jersey American Water Company	20,970,682	73,036,354	5,571,763	20,882,664	72,382,101	5,676,517	20,844,949	70,993,956	5,339,457	23,207,157	69,613,097	5,106,389
New York (Long Island) American Water Company	10,166,828	–	–	29,044,678	–	–	–	–	–	–	–	–
New York American Water Company	–	–	–	–	–	–	16,917,500	–	–	16,367,456	–	–
New Mexico American Water Company	2,776,828	–	–	–	–	–	–	–	–	–	–	–

Water Withdrawal by Source (Thousands of gallons)

	2011			2012			2013			2014		
	Ground	Surface	Purchased	Ground	Surface	Purchased	Ground	Surface	Purchased	Ground	Surface	Purchased
Ohio American Water Company	1,898,255	4,016,095	301,344	–	–	–	–	–	–	–	–	–
Pennsylvania American Water Company	5,055,937	67,886,919	900,869	4,739,898	64,970,088	925,179	4,983,917	64,491,956	853,612	5,050,112	65,474,404	882,386
Tennessee American Water Company	6,931	13,522,938	14,953	2,242	13,242,391	17,610	2,313	12,530,278	16,749	2,931	12,411,948	16,713
Virginia American Water Company	95,086	7,514,216	7,575,141	98,358	7,359,296	7,242,836	91,774	6,896,616	6,995,945	95,017	7,287,616	7,041,554
West Virginia American Water Company	–	17,572,937	66,937	–	17,905,618	83,061	–	17,371,595	103,434	–	17,715,096	80,513
American Water totals	**129,556,121**	**308,109,125**	**31,626,666**	**125,978,540**	**306,877,527**	**32,174,111**	**115,226,588**	**291,952,608**	**31,320,649**	**116,884,724**	**291,722,750**	**30,168,338**

Water Withdrawal by Source (regulated businesses) (%)


2011 25 68 7
2012 27 66 7
2013 26 67 7
2014 27 66 7
Groundwater
Surface water
Purchased water



40% The quality of almost 40 percent of U.S. rivers, streams, and lakes still does not support their designated uses.



60% Surface water (rivers, lakes, and streams) is the source of 60 percent of our nation's drinking water.

Wastewater Reuse Applications (Number of plants)

	2010		2011		2012		2013		2014	
	No. of plants	%	No. of plants	%	No. of plants	%	No. of plants	%	No. of plants	%
Aquifer recharge	–	–	57	45	15	27	15	29	15	29
Irrigation	–	–	26	20	19	34	18	35	18	35
Toilet flushwater	–	–	31	24	9	16	9	17	9	17
EMC (industrial process water)	–	–	5	4	5	9	2	4	2	4
Cooling tower makeup	–	–	8	6	8	14	8	15	8	15
Total	**0**	**0**	**127**	**99**	**56**	**100**	**52**	**100**	**52**	**100**

Material and Chemical Use (lb per million gallons produced)

	2010	2011	2012	2013	2014
Ammonia	2.93	3.8	4.4	15.2	15.34
Chlorine	27.24	30.7	27.8	26.77	27.32
SO_2	0.3	0.37	0.31	0.6	0.54

Costs of Increasing Regulations

Increasingly stringent federal regulations, such as the Stage 2 Disinfectants and Disinfection Byproducts Rule and the Long Term 2 Enhanced Surface Water Treatment Rule, require updates to treatment processes and changes in sampling requirements. These demand advanced levels of technology and operator skills that makes compliance more difficult and costly. In response to these challenges, utilities and industry organizations often work together with the U.S. EPA to establish regulatory solutions and to determine, for example, if a new regulation will provide effective value to the public.

Since the enactment of the Safe Drinking Water Act, our scientists have assisted the EPA on developing drinking water standards. The U.S. EPA National Drinking Water Advisory Council has also created an Affordability Work Group composed of senior members of the water industry to determine whether new federal compliance regulations will be affordable for customers and communities. Knowing that the water bill may increase to over $1,000 per year in the next decade, the Group is working to find ways to ensure that all communities can afford to become compliant without sacrificing their water quality.

13 Environmental Protection Agency. “Water on Tap: What You Need to Know.” October 2003.

Impacts We Have on Water Quality

We measure the sustainability of the water we use through our continuous **Comprehensive Planning Study program**, an engineering report in which we assess the balance between water supply and demand, and evaluate the long-term viability of our resources. Options for water supply are considered against each risk evaluation, such as conjunctive use, regionalization, Integrated Water Resource Management, non-revenue water reduction, wastewater reuse, and demand-side management.

Water utilities, including ourselves, are responsible for ongoing monitoring of the distribution system for disruptions that can affect water quality or cause adverse health effects.[13] They could include water main breaks, pipe leaks, pressure variations, microorganism growth, and inadequate pipe materials. We focus strongly on **water efficiency** and **operational efficiency**.

Case Study: Four National Awards for Excellence in Water Quality

Nationally, just over 400 surface water treatment plants are part of the U.S. EPA’s Partnership for Safe Water Program, a voluntary effort that is designed to increase protection against microbial contamination through treatment optimization. American Water has a strong presence in the program, currently accounting for about:

- 20 percent of the participating plants nationwide (79 plants)
- 30 percent of the plants receiving the program’s Phase III Directors Award (68 plants)
- 33 percent of all plants receiving the Five-Year Phase III Award (63 plants)
- 35 percent of the plants receiving the Ten-Year Phase III Award (59 plants)
- 10 percent of the plants receiving the Fifteen-Year Phase III Award (3 plants)

Pennsylvania American Water’s Philipsburg Water Plant has received the Phase IV Presidents Award, the first of our treatment plants to receive the elite award. Our Military Services Group has been recognized with the Phase III Directors Award for Distribution System Optimization Program, highlighting the water distribution systems it manages for Fort Leavenworth, Kansas and Scott Air Force Base, Ill. It was also awarded to the facilities we manage in Fort Hood, Texas, and Fort Sill, Oklahoma.

> “We’re delighted to be among the select few companies to achieve this national recognition from the Partnership. It’s a true testament to the expertise of our people, their dedication to excellence, and commitment to protecting public health.”
>
> **Todd Duerr,** President of Military Services Group, American Water

Water Efficiency

Water efficiency is everyone's business at American Water; we are responsible for delivering it together. Our people work with customers, communities, and regulators to ensure that water efficiency is recognized and encouraged.

While conservation focuses on using less water, water efficiency promotes "using water wisely." Both yield tangible business benefits. Less water use leads to reduced power consumption, chemical usage, and waste disposal throughout the value chain. Decreased demand results in lower or deferred operating and capital costs, and reduces our carbon footprint. It means we can pump and treat water during off-peak times.

A Smarter Water Grid

We continue to invest in critical water infrastructure, seeking to develop a more intelligent water grid. We are looking at the integration of flow monitors, pressure monitors, intelligent meters, and SCADA devices in water treatment plants to provide a more reliable and efficient supply of water.

Each year, upwards of 2 trillion gallons of treated water are wasted due to leaks in water systems across the U.S. We have deployed leak detection technologies in many states, including **acoustic monitoring** and **advanced pressure management** to reduce the risk of leaks. Ongoing research is helping us demonstrate the feasibility of installing modifications on existing distribution system pressure.

Pipe Renewal

In 2013, we undertook a major initiative to use the American Water Works Association's "Buried No Longer Tool." This provides a long-range view of capital needs for water and sewer pipe renewal. We are using the information to help identify and prioritize classes and areas of pipes for renewal. For example, over time, unlined cast iron pipe will develop tuberculation, which can reduce flow, cause discoloration, and increase the amount of energy needed to pump water.

Data on our pipe networks is captured and updated continuously via our GIS (Geographic Information Systems). We are now able to calculate a reasonable approximation of pipe age in the American Water system, and estimate many of our systems have an average pipe age of 45–55 years of service, with some mains having over 100 years. Based on this data, we will need to increase our annual pipe renewal from about 350 miles to as much as 500 miles by 2030.

We are using water and sewer main rehabilitation techniques such as structural, semi-structural, and cement mortar lining programs to renew our infrastructure. We also continue to advance our analytical tools, hydraulic modeling software and leak detection tools to identify and prioritize this infrastructure renewal program and to coordinate with other roadwork.

Number of Notices of Violation

	2010	2011	2012	2013	2014
Notices of violation[14]	17	11	7	11	9

Customer Health and Safety Legal proceedings or incidents of violation (number)

2010 – 2013	2014
No legal proceedings or incidents of violation regarding the impact of American Water's products on customer safety and health with respect to the provision of water and wastewater services.	In January 2014, **Freedom Industries** spill. Also in 2014, subsidiary California American Water paid a total of $850,420 in civil/administrative penalties in connection with residuals disposal issues.

14 NOVs counted according to company targets, per American Water's written practice.

Case Study: The 3M™ Pipe Rehabilitation Program

In West Orange, New Jersey American Water has invested over $6 million in pipe cleaning and re-lining water mains to improve water quality and fire flows. The process removes sediment from inside a main, then lines the inner surface with 3M™ Scotchkote™ sealant. The procedure extends the life of the water main and offers environmental benefits as excavation is limited to each end of the pipeline, rather than the whole length, and uses fewer materials and resources. We have also replaced fire hydrants, valves, and any service lines from the main to the curb box that are made of galvanized iron pipe. We worked quickly and diligently to minimize inconvenience to our customers.



Every year, we deliver system improvements to the communities we serve – from extending water mains to replacing meters and hydrants to upgrading plant equipment.

Case Study: Advanced Pressure Management to Reduce Leaks

International efforts to reduce water leakage have confirmed that reducing excessive pressure reduces the volume of leaks through pipes and the frequency of pipe failures. American Water is a partner in a two-year award from the Israel–U.S. Binational Industrial Research and Development Foundation, along with Stream Control, to develop an advanced pressure management system. The Stream Control Research Project will assess the feasibility of installing modifications on existing distribution system controls that could reduce pressure for a system that has experienced reduced customer use.



Did you know? Just one quart of oil can contaminate 2 million gallons of drinking water!

Drinking Water Compliance

While the United States government and state governments set and enforce standards, water suppliers have a responsibility for the quality of the water that flows from the tap. We follow environmental, health, and safety rules set up by state, federal, environmental, and public health regulators.

American Water is at the forefront of monitoring and controlling microbial, chemical, and radiological contaminants, which is why we often achieve compliance with drinking water standards prior to deadlines that are established by state or federal regulations.

In 2014, we scored 99 percent for compliance with strict federal regulations for delivering clean, quality drinking water. We continued to perform better than the rest of the industry with respect to meeting drinking water requirements, performing about 15 times better with meeting health-based standards, and almost 20 times better for monitoring and reporting – something that we are immensely proud of.

We distribute a Customer Satisfaction Survey, which includes an analysis of our customers' opinion of our water quality. We have targeted 77 percent combined responses for questions on water pressure, clarity, taste, and odor by 2015.

Systems in Violation


140
105
70
35
0
2010
2011
2012
2013
2014
Expected number AW – MCL[15]
Expected number AW – M/R[16]
Actual number AW – MCL[15]
Actual number – M/R[16]

Systems in Violation

	2010	2011	2012	2013	2014
Expected number AW – MCL	42.43	36.13	28.29	28.04	30.78
Expected number AW – M/R	122.88	130.86	95.25	73.45	87.19
Actual number AW – MCL	4	3	2	3	2
Actual number AW – M/R	6	5	3	2	5

15 MCL = Maximum Contaminant Level Violations per System.
16 M/R = Monitoring and Reporting Violations per System.

Case Study: Education Through Customer Confidence Reports

We are required by law to notify all customers regarding the quality of their water annually and we share government thinking that educating our customers on local water quality assists positive behavioral change. Everyone has the ability to improve the quality of water during everyday activities.

We make Consumer Confidence Reports (CCRs), containing information on water quality, available on our website or send a copy through the mail to customers. In addition, we post Basic Water Quality Summaries that contain information that our customers most frequently ask about on our websites.

In 2013, the pilot year, customers accessed online CCRs and other online water quality information approximately 50,000 times. The program has continued to grow in 2014, with customers accessing the information more than 150,000 times.

In addition to recognizing savings of over half a million dollars from 2013 to 2014, our move to internet-based reporting and customer notification by postcard has saved or eliminated 113 tons of wood, almost 75,000 pounds of solid waste, over 800,000 gallons of wastewater, and 225,000 pounds of CO_2 equivalents of GHG emissions.

Wastewater Compliance

We want to increase the number of communities in which American Water provides both water and wastewater services, improving the cost of our wastewater service and developing our reuse and bioenergy business in North America.

Our current wastewater compliance rate is greater than 99 percent, with the majority of the facilities we own or operate meeting their discharge requirements every day of the year. American Water is committed to maintaining and improving this performance. We have formed a Wastewater Center of Expertise, a virtual community of American Water operations, business development, engineering, rates, finance, legal, and environmental stewardship professionals, who are willing to share their knowledge and skills when operational issues arise.

Each of our plants is permitted by law to expel certain levels of wastewater. To demonstrate best practice in the industry, we are working to achieve a 10 percent reduction on sewer overflows and end-of-pipe exceedances. We will share our findings with the EPA to help other organizations.



2 billion gallons More than 2 billion gallons of water are recycled annually.

Wastewater Reuse Applications (Number of plants)


2011
57
26
31
5
8
127
2012
15
19
9
5
8
56
2013
15
18
9
2
8
52
2014
15
18
9
2
8
52
Aquifer recharge
Irrigation
Toilet flushwater
EMC (industrial process water)
Cooling tower makeup

Creating Alternative Water Sources

Over 90 percent of treated wastewater in the U.S. is not recycled. American Water sees this water as a valued resource and we are at the forefront of research to study and promote reuse.

Since 2006, we have conducted 15 research projects sponsored by the WateReuse Research Foundation, valued at over $5.9 million. The studies support the 40 reuse systems owned or operated by American Water and provide strategic groundwork for future growth in this area.

We currently recycle nearly 2 billion gallons of water annually and produce reuse water at more than 80 facilities. One example is the Gillette Stadium in Foxborough, Massachusetts, where we built and continue to operate a system that treats and reuses water during major events. Another is Homer Glen, Illinois, where treated wastewater feeds Spring Creek and is constantly monitored to help ensure compliance with environmental regulations.

At the Fillmore Water Recycling Plant in California, 100 percent of treated water is recycled and reused for the irrigation of school athletic fields, city parks and other green areas. Our wastewater solutions can be found in LEED®-certified buildings around the country, including The Solaire in Battery Park City, New York. The Solaire is the nation's first environmentally advanced residential tower, employing a wastewater reclamation, treatment, and reuse system to consume less resources and energy.

In the Copper Hill School in Raritan Township, New Jersey, our Applied Water Management Group helped the school achieve recycling goals. Wastewater is recycled from the cafeteria and gym showers to be used for toilet flushing, saving the elementary school about 12,000 gallons of wastewater each day.



40 facilities

40 facilities produce reused water.

Case Study: Water Reuse, the Great Lakes, and Public–Private Partnership

American Water's Illinois operation has recently been selected by the Metropolitan Water Reclamation District of Greater Chicago (MWRD) to partner for a beneficial water reuse project.

As a result of a Supreme Court decree in the 1920s, Illinois must manage a limited amount of water allocation from the Great Lakes and plan for long-term water supply. The state has selected Northeastern Illinois as a priority area for water supply planning. This innovative public–private partnership between the MWRD and Illinois American Water is using resource recovery to help offset water treatment costs.

Illinois American Water will distribute non-potable, treated effluent from the Calumet Water Reclamation Plant (CWRP) to large water users in the area. The CWRP treats approximately 237 million gallons per day of wastewater from parts of Chicago and its suburbs, and it plans to make 10 million gallons per day available for reuse. Read more here.

"It would be difficult to find a stronger partnership than the team of the District and Illinois American Water – two industry leaders coming together to change how we look at water reuse in the Midwestern part of the United States. The plan is ambitious and the outcome nothing short of life changing from an economic development, environmental, and sustainable perspective."

David St. Pierre, Executive Director, Metropolitan Water Reclamation District of Greater Chicago


1 HR.
652

SAFETY

At American Water, safety is not just a key strategic priority, it is a core value. We do not compromise safety for speed, convenience, or profit.

We take the responsibility of ensuring the safety and wellbeing of our customers and employees very seriously. In support of this, we have put enhanced programs into place, embedding safety measures into all areas of our business and engraining strong safety principles into the American Water way of working.

We track both leading and lagging indicators of safety. We continuously evaluate our safety programs and performance, improving our process and procedures to reduce exposures that can lead to injury or illness.

In this section:

Instilling a Culture of Safety

We believe an effective safety program is one that is collaborative and engages our people. It must be led by our employees and supported by management.

Every employee at American Water is accountable for their safety and the safety of their co-workers. Employees are empowered to question and stop any activities they believe are unsafe, without repercussion.

We continuously review and update our practices and procedures, develop safer processes, introduce safer tools and equipment, and integrate safety into our operational training modules. This reinforces that safety is not an additional task that we must perform, but something we choose to perform, and that is part of everything we do. We listen to our employees' safety suggestions and incorporate them into our programs. This joint ownership strengthens the understanding and commitment of all employees.

Staff at all levels, from our CEO to employees throughout the organization, conduct "safety walks," whose purpose is to demonstrate our company's commitment to safety, to obtain feedback from employees who perform their tasks, and to evaluate the effectiveness of our strategy. Information gathered during these interactions is also incorporated into our continuous safety improvement process.

Safety Standards

We continue to develop company-wide standards that not only adhere to federal, state, and American Water-specific regulations, but go beyond and lower the risks our employees face as they carry out daily duties.

→ In 2014, a Safety Strategic Action Group (SSAG), comprising employees at various job levels, including those in union-covered jobs, was formed to evaluate our safety program and provide recommendations for improvement. This comprehensive body of work resulted in 16 key recommendations that have been accepted and are being implemented

→ A corporate level Safety Council has been established, comprising 12 employees from across the business and representative of our operations, including union-covered jobs. The Council is accountable to our Executive Leadership Team and charged with implementing existing recommendations as well as setting the strategic safety direction and making additional recommendations for improvements going forward

→ Employees are required to develop personal safety plans each year. These plans are activity based. They do not focus on trailing metrics such as injury rates, but instead outline activities every employee will perform over the course of a year that contribute to lowering exposures and strengthening our culture

"In 2014, American Water took a comprehensive look at safety. As part of this, we asked for feedback from employees across the business through surveys, face-to-face meetings, and one-on-one interviews. The intelligence gained from this exercise helped to shape new internal policies and goals which will ultimately help improve the culture of safety across the company."

Susan Story, President and CEO, American Water



60,000 hours

On average, more than 60,000 hours of safety training are given annually to American Water employees – that's about 16 hours per employee.

Contractor Safety

American Water is committed to fostering a wider understanding of safety and a stronger foundation of it with our contractors. We require our contractors to comply with American Water safety standards in addition to federal, state, and local occupational health and safety regulations.

We have a formal process in place to prequalify contractors for safety. If contractors do not meet the safety qualification requirements, they cannot bid or perform work for us. This process is managed by a third party, PICS Auditing, that specializes in this area. Oversight is provided by a committee composed of representatives from health and safety, engineering, and supply chain.

Contractors must demonstrate that they have:

- A comprehensive safety program
- A Total Recordable Injury Rate (TRIR) (presented as a three-year average) at or below their respective industry average
- An Experience Modification Ratio (EMR) at or below 1

PICS Auditing has conducted 471 manual audits on behalf of American Water and verified over 3,000 individual safety programs. In 2013, we experienced a 1.2 percent decrease in our contractors' EMR average and a 54 percent decrease in the TRIR average for all contractors. In 2014, American Water saw a 1.5 percent decrease in our contractors' EMR average and an 18 percent decrease in the TRIR average for all contractors.


OSHA Recordable Injury Rate (rate)
2010
4.17
1.87
2011
3.74
2.66
2012
3.13
1.65
2013
3.24
2.42
2014
3.18
1.86
Regulated business
Market-based business


Lost Time Injury Frequency Rate (Number/million hours worked)
2010
5.52
2011
5.74
2012
3.69
2013
4.3
2014
4.7
Employees


Lost Workday Case Rate (rate)
2010
1.16
0.79
2011
1.14
1.22
2012
0.84
0.25
2013
0.89
0.57
2014
0.94
1.00
Regulated business
Market-based business

Our Training Modules

Since 2014, we have focused on proactively improving safety and incident avoidance. To achieve our company goal of zero incidents, our people need to have the right tools, skills, and competencies to do their job safely and efficiently.

We are training and empowering employees to recognize and minimize exposures that can lead to accident and injury risk.

We have established a Learning and Development Department, recognizing that operational skills and safety are interdependent. Safety is embedded within our job skills training, and we utilize multiple delivery methods, offering classroom training conducted by experienced operational and safety personnel, online learning modules, on-the-job mentoring by our experienced field staff, weekly "safety toolbox talks," and refresher training at regular intervals. Additionally, "Safety Alerts," are issued after an incident or near-miss situation so that employees can review and discuss where and when they may encounter similar situations and how to apply appropriate corrective actions.

Case Study: Empowering Employees to Choose Safety

We have recognized that employee-led and management-supported safety programs are critical to sustaining effective programs and driving continuous safety performance improvement. The concept is taking hold and evidence can be seen across the company.

For example, in New Jersey, Safety Observation Teams have been formed whose purpose is to provide peer-to-peer safety feedback on observed activities. These teams are led and organized by employees with management support, providing time and resources to conduct the observations.

In Missouri, a Safety Culture Council has been established, comprising employees from across the state. It serves as a forum to discuss safety issues and recommend solutions that are reviewed and implemented.



54% 54 percent decrease in Total Recordable Injury Rate for contractors in 2013 and a further 18 percent decrease in 2014.

Case Study: Improving Our Near-miss Procedures

A near-miss is any condition or action that could have caused injury, illness or equipment/property damage, but did not. In January 2015, we introduced a formal enterprise-wide near-miss reporting process. Employees who have been involved in or witnessed a near-miss incident, or have identified an unsafe condition, can report it through the internet or by telephone to a designated member of staff. We operate a "no fault" system to encourage reporting. Employees can report without fear of discipline, or if they prefer, choose to report anonymously.

Our near-misses are tracked by management, investigated by safety staff, and corrective actions are implemented before injury occurs. Each employee who reports a near-miss is kept informed of the outcome. Findings are disseminated to relevant team members on a weekly basis and a discussion held to identify how future incidents can be avoided locally.

Promoting the recognition, reporting, investigation, and correction of near-miss incidents and conditions, is fundamental to an environment of safety awareness and a continuous drive to lower exposures. Our ultimate goal is zero accidents and injuries. To achieve this, we need to ensure all employees are committed to a high-performing safety culture. Near-miss reporting is one of the measures of this culture, and our target for this year is a 20 percent improvement in the number of near-misses reported between Q1 and Q4.

Public Safety

A reliable, sufficient supply of clean, safe, affordable water is essential to the life of all communities.

While no one owns water, the federal government and state agencies grant rights to utilities such as American Water to collect, treat, and distribute water to customers. Any disruptions, especially frequent ones, can affect quality of life and wellbeing. They can create adverse impacts for the provision of social services, as well as for transportation, health, education, and local economies.

Interruptions can occur during extreme conditions, such as droughts, heatwaves, power outages, and regrettably they also take place as a result of aging infrastructure.

While we cannot control weather patterns, we can prepare for them. And when drought or severe weather conditions do threaten a good water supply, the public's health and safety is our number one priority.

We use our Comprehensive Planning Study (CPS) program to assess the availability and reliability of water supply. This ongoing process enables us to study, evaluate, and adjust risk relative to water quality, quantity, and service continuity. It helps us to ensure plans are in place for source water protection, drought management, and emergency response.

American Water plans to invest about $6 billion over the next five years. Much of this investment is targeted for infrastructure repair and renewal, as well as water supply and treatment improvements, to ensure our customers continue to receive safe and reliable water supplies.

We will work with each of our states to ensure that we are able to balance investment with affordability for customers, as well as continue to work on operational efficiency in order to offset some of the investment impact on customer bills. See **Growth Opportunities**.

Some examples of our mitigation efforts are:

- We recently completed construction of floodwalls to protect major treatment plants in Bridgewater, New Jersey, and Davenport, Iowa, and began construction of floodwalls in Hopewell, Virginia to assure a safe, uninterruptible water supply during major floods
- We have installed treatment improvements and redeveloped several off-line wells in our California, New Jersey, New York, and Indiana operations to provide greater supply reliability and resiliency to ensure continuous service during peak usage months
- In the Streator, Illinois system, Illinois American Water constructed an off-stream reservoir. It will act as a backup water supply during droughts and when the primary river supply exhibits high nitrate concentrations in spring from farmland fertilizer runoff, thereby assuring high-quality water to the public throughout the year

See **Pollution Challenges We Face**.



American Water has earned more awards from the EPA's Partnership for Safe Water than any other water utility company.

Case Study: Response to Freedom Industries Chemical Spill

In January 2014, an undetermined amount of 4-Methylcyclohexanemethanol (MCHM) leaked into the Elk River from a storage tank at a facility owned by Freedom Industries. This spill occurred just upstream from West Virginia American Water's largest treatment and distribution center in Charleston, West Virginia, leaving residents across parts of nine counties without potable drinking water.

West Virginia American Water took immediate action to ensure that the health and safety of customers and employees was the number one priority. Plant staff visited the site of the spill to obtain more information, and increased treatment and monitoring immediately. West Virginia American Water worked closely with state agencies to issue a "Do Not Use" order to all customers served by the Kanawha Valley Plant, and to develop a plan to restore full water service. Members of the team set up a 24/7 local hotline, developed an interactive web-based map, which was visited more than two million times, and produced informational materials to distribute to the public. In addition, they deployed 14 water tankers and purchased 35 truckloads of bottled water, providing bulk water to customers for seven weeks following the spill.

West Virginia American Water employees and the interagency team worked around the clock for weeks, with the goal of returning drinking water to its longstanding high quality as soon as possible. They conducted a thorough evaluation and carried out rigorous tests at the plant. Once they were confident that no traces of the chemical existed in the system and had fully restored the water to its original quality, they began taking deliberate steps based on comprehensive evaluations to address other issues raised by this event. This included supplementing the source water protection planning, exploring alternate water sources, and making enhancements to the emergency customer notification system.

Lessons were learned at all levels from this incident, and we are pleased to report that other states are now looking at what happened and making preparations should a similar event occur in their communities. Following the spill, Dr. Peter Grevatt, head of the Environmental Protection Agency's Office of Ground Water & Drinking Water, discussed West Virginia American Water's response:

> **"In my view [West Virginia American Water] did what they absolutely had to do in that circumstance. They had this chemical coming in, people were detecting it just by being able to smell it, and we didn't know much about what it was. The only thing to do was to tell people that they couldn't use the water without cutting off the intake because we needed to have the water available for fire suppression and other emergencies."**

We are proud of how West Virginia American Water handled the Freedom Industries chemical spill, and continue to work to improve and progress business operations. Last summer, West Virginia American Water installed analytical equipment and built a new lab at the Kanawha Valley treatment plant. It is going beyond what is required by new state legislation and installing source water monitoring technologies at our treatment facilities, at a cost of approximately $30,000 per facility.



West Virginia American Water worked with the National Guard to conduct extensive around-the-clock sampling and testing of water in the impacted areas.

Our PEOPLE



54% participation in Healthy Solutions.

Calumet, Michigan.

Our culture is built on a foundation of innovation, diversity, and community involvement. Our people are immensely dedicated because they understand the importance of their work, and the impact they have on everyday life for millions.

We continue to invest in creating the best conditions to support our people's professional and personal growth, providing an environment where involved, valued, and accountable employees will take us forward into the future.

In this section:


Number of Employees full time (number)
2010 703 6,532 7,235
2011 902 6,401 7,303
2012 829 5,856 6,685
2013 601 5,863 6,464
2014 703 5,608 6,311
Market-based
Regulated


Number of Employees by Gender male (number)
2010 683 4,714 5,397
2011 614 4,667 5,281
2012 724 4,565 5,289
2013 420 4,241 4,661
2014 497 4,128 4,625
Market-based
Regulated


Number of Employees part time (number)
2010 53 57 110
2011 48 44 92
2012 19 44 63
2013 7 16 23
2014 6 18 24
Market-based
Regulated


Number of Employees by Gender female (number)
2010 201 1,850 2,051
2011 189 1,773 1,962
2012 243 1,898 2,141
2013 188 1,638 1,826
2014 212 1,498 1,710
Market-based
Regulated


Number of Employees total (number)
2010 756 6,589 7,345
2011 950 6,445 7,395
2012 848 5,900 6,748
2013 608 5,879 6,487
2014 709 5,626 6,335
Market-based
Regulated


Number of Employees by Gender total (number)
2010 884 6,564 7,448
2011 803 6,440 7,243
2012 967 6,463 7,430
2013 608 5,879 6,487
2014 709 5,626 6,335
Market-based
Regulated

Employee numbers for 2010–2012 have been restated due to a transition on reporting from a manual process to SAP.

Regulated Businesses

Employee Female Representation total workforce (%)



Year	%
2010	28
2011	28
2012	28
2013	28
2014	27

Employee Female Representation women in management (%)



Year	%
2010	23
2011	22
2012	22
2013	25
2014	25

New Employee Hires (number, %)



Year	Number (%)
2010	364 (6%)
2011	351 (5%)
2012	410 (6%)
2013	400 (7%)
2014	270 (5%)

Turnover by Gender (number, %)



Year	Male	Female	Total
2010	463 (63%)	272 (37%)	735
2011	465 (62%)	287 (38%)	752
2012	739 (68%)	352 (32%)	1,091
2013	378 (60%)	249 (40%)	627
2014	385 (59%)	265 (41%)	650

Turnover by Age (number, %)



Year	<30 years	30–50 years	>50 years
2010	120 (16%)	309 (42%)	306 (42%)
2011	210 (28%)	283 (38%)	259 (34%)
2012	199 (18%)	491 (45%)	401 (37%)
2013	208 (33%)	207 (33%)	212 (34%)
2014	140 (22%)	260 (40%)	250 (38%)

Employee numbers for 2010–2012 have been restated due to a transition on reporting from a manual process to SAP.

Market-Based Businesses



Employee Female Representation total workforce (%)
2010 28
2011 28
2012 28
2013 31
2014 30



Employee Female Representation women in management (%)
2010 23
2011 22
2012 22
2013 30
2014 24



New Employee Hires (number, %)
2010 159 (18%)
2011 99 (12%)
2012 104 (11%)
2013 92 (15%)
2014 175 (27%)



Turnover by Gender (number, %)
2010 154 (80%) 39 (20%) 193
2011 118 (87%) 17 (13%) 135
2012 74 (73%) 27 (27%) 101
2013 153 (80%) 38 (20%) 191
2014 145 (76%) 47 (24%) 192
Male
Female



Turnover by Age (number, %)
2010 32 (17%) 80 (41%) 81 (42%)
2011 23 (17%) 67 (50%) 45 (33%)
2012 5 (5%) 73 (73%) 23 (22%)
2013 22 (12%) 88 (46%) 81 (42%)
2014 24 (13%) 93 (48%) 75 (39%)
<30 years
30–50 years
>50 years

Employee numbers for 2010–2012 have been restated due to a transition on reporting from a manual process to SAP.

Aggregated Totals Regulated and Market-Based


Employee Female Representation total workforce (%)
2010 28
2011 28
2012 28
2013 28
2014 27


New Employee Hires (number, %)
2010 523 (7%)
2011 450 (6%)
2012 514 (7%)
2013 492 (8%)
2014 445 (7%)


Employee Female Representation women in management (%)
2010 23
2011 22
2012 22
2013 24
2014 24


Turnover by Gender (number, %)
2010 463 (63%) 272 (37%) 735
2011 465 (62%) 287 (38%) 752
2012 739 (68%) 352 (32%) 1,091
2013 531 (65%) 287 (35%) 818
2014 530 (63%) 312 (37%) 842
Male
Female


Employee Female Representation women on Board of Directors (%)
2010 42
2011 33
2012 33
2013 36
2014 38


Turnover by Age (number, %)
2010 120 (16%) 309 (42%) 306 (42%)
2011 210 (28%) 283 (38%) 259 (34%)
2012 199 (18%) 491 (45%) 401 (37%)
2013 230 (28%) 295 (36%) 293 (36%)
2014 164 (20%) 353 (42%) 325 (38%)
<30 years
30–50 years
>50 years

Employee numbers for 2010–2012 have been restated due to a transition on reporting from a manual process to SAP.

Employee Ethnicity


Employee Ethnicity Representation total workforce (%)
2010
14
17
2011
15
17
2012
33
9
2013
22
17
2014
26
20
Market-based
Regulated


Employee Ethnicity Representation management (%)
2010
8
10
2011
6
11
2012
21
6
2013
15
12
2014
12
10
Market-based
Regulated


Employee Ethnicity Representation total regulated and non-regulated (%)
2010
17
10
2011
17
10
2012
14
9
2013
18
12
2014
18
10
Total workforce
Management

Employee numbers for 2010–2012 have been restated due to a transition on reporting from a manual process to SAP.

Attracting and Retaining Talent

As an increasing number of American Water's workforce gets ready to retire, we are working to attract the next generation of employees, while leveraging the skills and knowledge of our long-term people.

Our goal is to create a reliable pool of talented applicants from a variety of professional, social, and ethnic backgrounds. Our Human Resources function has recently made organizational changes including the development of a new function within HR Services, called Workforce Planning/HR Systems, that is developing an approach to predictive modeling. This will bring together reporting and analytics from various HR functions to evaluate our workforce from a holistic data perspective. In this way, we can assess potential workforce gaps, in terms of skills and diversity, in the mid to long term.





Recruiting

Our Talent Acquisition department is organized around a customer-centric recruitment style. The centralized recruiting staff is overlaid with various verticals to seek, identify, hire, and retain competent and high-potential employees. Our strategy includes a strong commitment to diversity and inclusion. We are establishing relationships with organizations, communities, governmental agencies, and other providers of services to move in a positive direction for the selection and recruitment of people of diverse cultures, as well as transitioning military and the disabled.

See Equal Opportunities and Diversity.

Onboarding

After hire, in addition to standard onboarding training outlining basic company information, history and benefits, all American Water employees complete a training session called Water 101. It is designed to provide them with a broad understanding of how we do business, the regulations affecting our industry, how we treat our water, the difference between water and wastewater treatments, how our billing works, and how call centers operate.

Workforce Empowerment

Our future depends on the employees we develop today.

It is important to us that all our people across the business are confident that they have the right tools, skills, and competencies to take us forward. Training and work experiences are designed to equip people with the tools they will need to succeed. We also work closely with labor unions to learn how we can partner and improve our training effectiveness.

Through one new program, we are currently providing apprenticeships for two plant operators in West Virginia. The effort has involved a close partnership between our employee union and the management team at West Virginia American Water, with a joint committee of six members to oversee the program (three union members, three West Virginia American Water employees).

Competencies and Skills

We establish the competencies required for each of our positions, allowing us to identify the skills needed to fulfill them. The mapping of jobs to competencies, supported by our refined Jobs Catalog, is key to our succession planning. Positions are divided into job families, aiding natural advancement and potential moves to other parts of the organization. We have set up a Talent Management Center of Expertise to help attract, motivate, develop, and retain talented employees, and help foster a learning culture over time.

Using tailored software and systems, such as SuccessFactors, we identify high-potential employees and develop leadership attributes. We have established competencies for all job levels within our company and have integrated these competencies into succession planning, training and development, and performance management processes.

The deployment of Process Excellence began in 2012 and includes a holistic set of methods to build capability in the business for continuous improvement. These methods include Lean, Six Sigma, Innovative Design, Project Management, and Change Management. As of this report, we have certified over 500 people in various levels of achievement including Yellow, Green, Black and Executive Belt. The benefits achieved are now at over $40 million in efficiencies and expense reduction since the inception of the deployment.

The deployment of Process Excellence has three elements: Build Capability, Engage the Work Force, and Drive Benefits for the Customer, Business and Shareholder. All three of these elements have and will continue to drive our culture of customer focus, critical thinking, and continuous improvement.

The training, part of our continuous improvement culture, is a combination of workshops, e-learning, videos, and mentoring. We deliver training to employees who are sponsored with approved projects to work on. These projects are aligned to our strategy and tracked through our Process Excellence Program Office.

The Process Excellence Team also works on projects that are strategic and cross functions and/or business areas. These projects are used to achieve business purposes as well as to develop high potential employees.

Case Study: LEARN

Our ability to empower our people is underpinned by the educational tools that we develop. In April 2015, we launched American Water's new learning management system, designed to spearhead our employee training efforts. The new system, called the Leadership Education and Resource Network (LEARN), unifies our training efforts in a single company-wide platform (myCareer Solutions) that is available to all employees. Collaborating with a team of 160 coordinators enterprise-wide, LEARN provides an intuitive platform for both supervisors and employees to better manage career development.

Employee Engagement

Performance Management and Development

Our employee development philosophy is based on the idea that personal and professional learning is most effective when it involves hands-on experience through job rotations, special assignments, career coaching and mentoring, formal face-to-face teaching, and e-learning. We offer business education modules to develop our people's knowledge and business literacy about our wider operations. Training in 2013–2014 has focused on improving technical understanding of our operations, and on developing the competencies required to deliver safe and clean water.

Through the annual performance review process, we review professional growth in the context of past performance. Our software tool, myCareer Solutions, has helped us to set career targets and goals over the past three years, review achievements, understand the skills and capabilities of our people, and make decisions on how we shape training. In 2014, all employees who participated in the performance review process (non-union) were required to establish and maintain development plans identifying specific areas for development. By year end, 94.3 percent of employees had development plans in myCareer Solutions.

Collective bargaining agreements prevent American Water from conducting performance appraisals for union employees. In 2014, all of our 3,104 non-represented employees received an annual performance review. This represents nearly 48 percent of our total workforce approximately 6,400 employees (as of December 17, 2014).

We aim to provide a workplace that allows our employees to flourish, feel recognized for their value to our business, and be an active member of a team.

We can achieve this by adapting our culture, by fostering an appreciation of our people, and by supporting how they engage with the world around us.

Listening to Our People

The best way to understand how our people think is by talking to them. Our CEO, Susan Story, participates in listening tours on location across our business operations, accompanied by other members of American Water's Executive Leadership Team. In 2014, American Water used the Denison survey to further engage with employees, inviting them to comment formally through our anonymous American Water Culture Survey. More than 5,000 employees participated, including approximately 950 who responded via paper surveys, resulting in a 78 percent participation rate. In 2014, 127 listening tour events took place, involving around 1,100 employees. Interacting in this way with our people has given American Water's leadership the opportunity to hear direct feedback, concerns, and questions from our workforce.

Next Steps

The third phase of the culture initiative involves action planning. Each operating and functional area has reviewed both the survey results and focus group feedback. Small employee teams have been formed across the organization to recommend improvements that can be implemented in 2015 to address the feedback. Going forward, HR will track the progress with each team.

> "A more engaged workforce will be better trained, have better teamwork, a focus on continuous improvement, and achieve strong operations to serve customers well. As a result, we'll be more successful and provide more opportunities for everyone."
>
> **Walter Lynch,** President and Chief Operating Officer, Regulated Operations


AMERICAN WATER CULTURE SURVEY
Help us build a better workplace.
JUNE 2 - JUNE 13, 2014

Engaging with Trade Unions

About fifty percent of our employees are represented by an independent trade union or covered by collective bargaining agreements. In 2014, American Water had approximately 40 meetings with labor unions regarding business changes that affect our employees, including the national benefits settlement.

In March 2015, American Water met with union leaders representing 3,200 employees at a conference in Philadelphia. The meeting was a first of its kind with leaders and saw the 110 participants engage in topics of joint concern such as safety improvements, expanding training and development, and dealing with the implications of the federal Affordable Care Act.

It was followed in June 2015 with our biannual corporate leadership conference, Moving Forward, which included many of our supervisors, local union leadership, and front-line employees. The discussions provided informative and open dialogue.

Case Study: Volunteering with the Union Sportsmen's Alliance

In 2015, the American Water Charitable Foundation awarded a grant of $25,000 to the Union Sportsmen's Alliance (USA). The partnership brings together USA's union members and American Water employees to volunteer their time and skills to improve public access to water-based recreational activities and enhance environmental sustainability. In 2015, our people will participate in Work Boots on the Ground projects that benefit American Water communities in Charleston, West Virginia, Chattanooga, Tennessee, and Peoria, Illinois. In April, West Virginia American Water announced a further $10,000 grant for the Charleston, West Virginia, Work Boots on the Ground project.



$360,000 Since 2012, our employees have volunteered more than 12,000 hours to help community charities, with matching gifts of $360,000 from the American Water Charitable Foundation.

Volunteering and Philanthropy

We see ourselves as members of the communities in which we operate.

Our commitment to act responsibly is made a reality with the time that our people donate through philanthropy.

In the three years since the American Water Charitable Foundation launched (2012), employees have volunteered more than 12,000 hours and donated thousands of dollars to charities they care about. In recognition, the Foundation has provided matching gifts of $360,000 to those same organizations.

Our annual AmerICANs in Action! employee month of community service event has seen a 30 percent increase in participants and project hours in each of the past three years. Over 1,700 employees across our state operations took part in 92 different community volunteer projects, totaling 4,739 hours.

Building Better Communities

In 2014, following recommendations from our Employee Advisory Committee, The American Water Charitable Foundation announced a contribution of $2.5 million over five years to the National Recreation and Park Association (NRPA), in support of the Building Better Communities program.

The signature program is closely aligned with American Water's core values of community stewardship and environmental sustainability, and aligns with areas of importance to the company's employees, including child welfare and education. It is designed to enhance the quality of life in the communities that American Water serves. It will initially focus on building or enhancing nature-based playgrounds and natural play spaces for children, and will connect and educate people on environmental stewardship practices related to water.

Of the 118 applications received in 2014, four projects were selected to receive grants totaling more than $380,000, based on criteria including play value, education value, proximity to American Water's service areas, relevance to project parameters, use of natural play materials, opportunities for American Water employee volunteer involvement, and construction of an actual children's play area.

> "In 2013, employees submitted 419 applications, resulting in matching gifts of $108,000. In 2014, the Foundation processed 600 applications, totaling $145,000 in matching gifts. And in the first four months of 2015, the Foundation has already processed 200 applications."
>
> **Debra Vernon,** Manager, Corporate Responsibility

The recipients were as follows:

- **The City of Belleville, Illinois,** will receive $109,000 to fund a 17,000 square-foot nature-themed play area within the 27-acre Bellevue Park. The area will tie into the lake at Bellevue Park, where the city's summer day camp will also use the area for play and outdoor education sessions on various topics such as water, water fowl, butterflies/insects, trees, and plants
- **The Pleasant Valley Recreation and Park District in Camarillo, California,** will receive $75,000 for the Camarillo Grove Park, an urban park and location for children to interact and learn about nature. The district is currently in the process of enhancing the only nature-based park in the area for the purpose of promoting outdoor education and environmental awareness
- **The Lackawanna Heritage Valley Authority in Scranton, Pennsylvania,** will receive $150,000 to build a trail head park and playground along the Lackawanna River Heritage Trail. The playground will feature elements that are ADA-compliant to be inclusive to children with disabilities, as well as provide a water-learning experience to help instill a love and respect for the environment
- **The Brunswick Redevelopment and Revitalization Committee in Brunswick, Missouri,** will receive $50,000 to expand the existing Brunswick Downtown Courtyard's water management area to develop natural play spaces and a venue for environmental education events



Children will now be able to enjoy a nature-themed play area at Bellevue Park which has been developed with the help of our employee volunteers.

"The American Water Charitable Foundation's Building Better Communities program is a shining example of a company giving back to the communities it serves. By funding the largest national effort to build nature-based playgrounds in local parks, American Water is improving communities for its customers and employees, as well as helping educate the next generation about the importance of managing our water resources. The National Recreation and Park Association is thrilled to partner with the American Water Charitable Foundation to better connect children with nature through play."

Jimmy O'Connor, Director, Grants and Partnerships, National Recreation and Park Association



Employee volunteers helping children to learn about nature at the Pleasant Valley Recreation and Park District, Camarillo.



American Water supported the build of a trail head park and playground along the Lackawanna River Heritage Trail, Scranton, Pennsylvania.

Compensation and Benefits

We aim to be an employer of choice. To help us achieve this goal, we provide a comprehensive compensation program, designed to recognize our employees for the vital role they play in our future, with rewards based on individual contributions to broader corporate goals.

We provide variable compensation for a significant portion of our employees, which links awards to both overall business and individual results. Our performance culture targets total cash compensation at the 50th percentile of the market with greater earning opportunities for exceptional performance. Through our American Water Employee Stock Purchase Plan (ESPP), we give all employees the chance to own stock in their company by purchasing American Water (AWK) common stock at a 10 percent discount from the market price, through after-tax payroll deductions.

American Water continues to provide a very competitive benefits package in line with our peers in the water and electricity industries. Employee benefits include a comprehensive medical and prescription drug, dental, vision, life, and disability insurance, and wellness, and tuition assistance. The 401(k) retirement program offers employees well-diversified investment options in order to successfully prepare for retirement based on their circumstances with an employer match.

We also offer a range of initiatives that provide support and assistance during times of change or challenging life events. These initiatives, grouped under our Employee Assistance Program (EAP), vary from flexible schedules and working from home arrangements to childcare locator information, and from elderly care specialists to discounts on specialist programs covering numerous issues. The EAP covers rehabilitation facilities, supplemental insurance, Advance Directives, Powers of Attorney, reverse mortgages, caregiver programs, home-delivered meals, home healthcare, hospice care, respite care, backup care, long-distance care giving, and assisted living facilities, among others.

> “Our Employee Assistance Program has childcare locator information on over 500,000 nationwide providers. Specialists are available to provide guidance and referrals and work with parents until satisfactory care is selected.”

Health and Wellness

Our assistance extends to lifestyle help: we encourage our people and their families to pursue healthier living habits and support them in maintaining better lifestyles.

Launched in 2010, our award-winning Healthy Solutions program gives members access to a dedicated website where employees and their families can participate in a free, confidential health assessment, and get tools and tips about health, fitness, safety, stress, and weight management. Our target is to see a 65 percent participation rate in the program for 2015.

Healthy Solutions offers annual biometric screening, scheduled wellness challenges throughout the year, and access to customized healthy living coaching programs, including personal health coaches. In 2015, we introduced more challenges to the program, almost half of which are dedicated to one of American Water's core values, Safety. By completing the challenges, employees are entered into prize draws for Apple iPads or exercise equipment.

54 percent of employees participated in Healthy Solutions in 2014, while 41 percent of our employees earned a $300 incentive for submitting a health assessment, having a physical or screening health exam, and participating in multiple activities.

Furthermore, in 2013, fewer employees (who participated in the Healthy Solutions condition management program for at least six months) suffering from asthma, heart conditions, and diabetes were admitted to hospital: 102 per 1,000 members (2013) compared to 149 per 1,000 members in 2012. This reduction in admissions generated cost savings of $197,374, a 2.67 return on investment.[17]

Month (2015)	Challenge
February	Choose Safety
March	Meatless One-Day
May	Dump the Junk
July	Be Active and Safe at Work
September	Big Green Salad
October	Be Safe & Prepared at Home
November	StressLESS

Fighting Stress

The mental wellbeing of our people is just as important to us as their physical condition. If a crisis or accident occurs at the workplace, our EAP provides immediate intervention, through counseling support for groups and individuals from a mental health professional. If the stress is not work-related, Healthy Solutions coaches help employees recognize and manage stress in their lives through our Stress Management Learning Center.

Case Study: Healthy Solutions for Healthier Families

Healthy Solutions keeps employees engaged by changing and expanding its services each year. For example, in 2014, seven new programs and challenges were introduced including the Gr8 Fruits and Veggie Challenge, Choose Safety Challenge and Healthy Numbers – Healthy Values, a program in which participants receive Wellness Credits for maintaining or improving their biometric screening results. Our employees and their family members can take advantage of Healthy Solutions to make a real difference to their lives.

> "I'm now eating more fruits and vegetables each day and I have passed those healthy habits on to my family."
> **Tre Gardener,** Team Leader

> "I started with Healthy Solutions and eating better and exercising just became a natural part of my daily routine."
> **John Danneker,** Project Manager


AMERICAN WATER

John Danneker (Project Manager) and Tre Gardener (Team Leader), participants in our Health Solutions program.

17 Alere Annual Performance Report for Period Ending December 2013 and April 1, 2015 report: "Financial Performance Indicators – Disease Management Admit Reduction (Cohort Population)"; 1,419 members who participated in Condition Management for at least six months during each year.

Equal Opportunities and Diversity



In 2014, more than 20 percent of American Water's source-able spend was with small businesses whose owners are women or disabled veterans, or from minority or disadvantaged groups.

We promote and provide opportunities based on merit and performance. Our goal is to be a diverse, inclusive, and socially responsible company.

We can achieve this through our performance-driven culture, which rewards employees who meet and exceed their potential and deliver outstanding results to our customers. American Water values and promotes diversity in its workforce and aims to reflect the local communities and customers we serve through the people we employ.

We are making progress in diversity. All utilities, including American Water, have certain specific factors which impact our workforce pools, such as the physical nature of many of our jobs and the local diversity of the talent pool in our operating states and counties from which we hire. Since 2012, our Talent Management Center of Expertise has deployed a talent acquisition strategy for increasing diversity. This supports our program to promote diversity throughout the company, including training and raising awareness.

Our target for 2014 was to make the candidate recruitment pool more diverse. In terms of racial diversity, we set ourselves the target of reducing the ratio of white employees when compared with people of color from 71:29 (2013) to 68:32 in 2014 and achieved this. In gender diversity, we have a goal for a greater ratio of female employees in leadership positions. In 2015, we are targeting a diverse candidates pool for key jobs, with 65 percent of director level and above positions including at least one such candidate for the post.

Supplier Diversity Program

We know that supplier diversity is essential to our success and to the success of the communities we serve. We continue to increase spend with diverse suppliers: it is one of the many ways we support the customers and communities that support us, by helping small and diverse businesses to grow.

Our supplier diversity program helps us to seek, identify, and encourage diverse suppliers, offering them an opportunity to compete for materials and service contracts. Where a supplier operates a company that is 51 percent-owned and operated by a woman or a disabled veteran or someone who is from minority group they can qualify to become certified as a diverse vendor for American Water.

California American Water's president, Robert MacLean, co-chairs the National Utility Diversity Council, the national non-profit organization that conducts research and shares best practices to encourage diversity. Our procurement practices encourage the inclusion of diverse vendors with a Supplier Clearing house certification of MBE, WBE, or DVBE wherever possible. In 2014, second-tier reporting with prime suppliers was rolled out to encourage the use of MWDVBE suppliers as sub-contractors with American Water's suppliers.

Today, we employ a corporate supplier diversity manager, as well as diversity leads, throughout the footprint of American Water, to address and assist in all areas of supplier diversity, from sourcing to mentoring new diverse partners, and ensuring successful business-to-business relationships.

In 2014, the Supplier Diversity team attended national and regional supplier-diversity events across the U.S., and participated in one-to-one meetings with potential new suppliers.

Supplier diversity outreach includes, but is not limited to, the following outreach events:

- National Utilities Diversity Council
- National Reservation Economic Summit
- Greenlining – 21st Annual Economic Summit
- U.S. Pan Asian American Chamber of Commerce Celebrasian
- Women's Business National Annual Conference
- National Association of Regulatory Utility Commissioners Utility Market Access Summer Meeting
- Water Professionals Conference
- Elite Service-Disabled Veteran Owned Business Conference
- California Public Utility Commission En Banc Hearing, San Francisco, California
- National Minority Supplier Development Council Annual Meeting
- National Association of Regulatory Utility Commissioners/Annual Meeting
- Illinois Commerce Commission Regulatory Hearing
- Member Utility – Missouri Economic Development Association
- California Joint Utility – Member Utility
- California Water Association – Member Utility
- New Jersey Supplier Diversity Council – Member Utility

GRI INDEX

This report is the result of a robust materiality process, which we mapped to the GRI G4 guidelines' aspects and indicators, as well as establishing internal and external boundaries for the aspects.

In this section:

GRI INDEX

GENERAL STANDARD DISCLOSURES

GENERAL STANDARD DISCLOSURES	DESCRIPTION	LOCATION	NOTES AND OMISSIONS	EXTERNAL ASSURANCE
STRATEGY AND ANALYSIS				
G4-1	CEO statement	About American Water > CEO Message, p3–4		
ORGANIZATIONAL PROFILE				
G4-3	Name of the organization	About American Water, p1–4		
G4-4	Primary brands, products, and/or services	About American Water, p1–4		
G4-5	Location of organization's headquarters	About American Water, p1–4		
G4-6	Number of countries where the organization operates, and countries with major operations or relevant to sustainability issues	About American Water, p1–4		
G4-7	Nature of ownership and legal form	About American Water, p1–4		
G4-8	Markets served	About American Water, p1–4		
G4-9	Scale of the reporting organization	About American Water, p1–4		Information in the Annual Report was assured by PricewaterhouseCoopers LLP.
G4-10	Employees by employment contract and gender	Our People, p66–80	We currently do not collate data for contract type by gender, or for self-employed or contractor employees.	
G4-11	Percentage of employees covered by collective bargaining agreements	Our People, p74	Employees represented by an independent trade union or covered by collective bargaining agreements (%): 50	
G4-12	Description of supply chain	Our Values > Our Value Chain, p14 Please see our Supply Chain page on amwater.com: http://www.amwater.com/corporate-responsibility/ethical-practicies/supply-chain.html		
G4-13	Significant changes to size, structure, or ownership	About American Water, p1–4 2014 Annual Report, p3–12		Information in the Annual Report was assured by PricewaterhouseCoopers LLP.
G4-14	Whether and how the precautionary approach or principle is addressed	Governance, Regulation & Compliance > Risk Management, p17		
G4-15	Externally developed economic, environmental, and social charters, principles, or initiatives the organization subscribes or endorses	Our Values > Stakeholder Engagement, p7		

GENERAL STANDARD DISCLOSURES	DESCRIPTION	LOCATION	NOTES AND OMISSIONS	EXTERNAL ASSURANCE
G4-16	Association memberships	Our Values > Stakeholder Engagement, p7		
IDENTIFIED MATERIAL ASPECTS AND BOUNDARIES				
G4-17	Entities included in consolidated financial statements and if any are not in report	2014 Annual Report, p3–12		Information in the Annual Report was assured by PricewaterhouseCoopers LLP.
G4-18	Process to define report content and aspect boundaries How implemented Defining Report Content principles	Our Values > Our Materiality Process, p8 Our Values > Material Issues, p13		
G4-19, 20 and 21	Material aspects	See table below		

G4 ASPECT	INTERNAL		EXTERNAL	
	RELEVANT	BOUNDARY	RELEVANT	BOUNDARY
Economic performance	Yes	American Water	No	
Energy	Yes	All American Water operations	Yes	Suppliers
Water	Yes	All American Water operations	No	
Emissions	Yes	All American Water operations	Yes	Suppliers
Effluents and waste	Yes	All American Water operations	No	
Compliance (Environmental)	Yes	All American Water operations	No	
Employment	Yes	American Water	Yes	Contractors
Occupational health and safety	Yes	All American Water operations	Yes	Contractors
Training and education	Yes	All American Water operations	No	
Anti-corruption	Yes	All American Water operations	Yes	Contractors and suppliers
Public policy	Yes	American Water	No	
Anti-competitive behaviour	Yes	American Water	No	
Compliance (Society)	Yes	All American Water operations	No	
Customer health and safety	Yes	American Water	Yes	Customers
Products and service labelling	Yes	American Water	No	
Marketing communications	Yes	American Water	No	
Customer privacy	Yes	American Water	Yes	Customers, contractors and suppliers
Compliance (Product responsibility)	Yes	American Water	No	

GENERAL STANDARD DISCLOSURES	DESCRIPTION	LOCATION	NOTES AND OMISSIONS	EXTERNAL ASSURANCE
G4-22	Effect of restatements	About American Water > About This Report, p2		
G4-23	Significant changes from previous reporting period	About American Water > About This Report, p2		
STAKEHOLDER ENGAGEMENT				
G4-24	Stakeholder groups engaged by the organization	Our Values > Stakeholder Engagement, p7–8 Our Values > Our Materiality Process, p8		
G4-25	How stakeholders are identified and selected	Our Values > Stakeholder Engagement, p7 Our Values > Our Materiality Process, p8		
G4-26	Approaches to stakeholder engagement, including frequency of engagement by type and by stakeholder group	Our Values > Stakeholder Engagement, p7 Our Values > Our Materiality Process, p8		
G4-27	Key concerns raised through stakeholder engagement, and how the organization responded	Our Values > Stakeholder Engagement, p7 Our Values > Our Materiality Process, p8 Our Values > Material Issues, p13		
REPORT PROFILE				
G4-28	Reporting period	About American Water > About This Report, p2		
G4-29	Most recent report		The American Water Corporate Responsibility Report 2011/12 was published in July 2013.	
G4-30	Reporting cycle	About American Water > About This Report, p2		
G4-31	Contact for sustainability report	About American Water > About This Report, p2		
G4-32	Table with Standard Disclosure locations	About American Water > About This Report, p2		
G4-33	External assurance statement	About American Water > About This Report, p2		
GOVERNANCE				
G4-34	Governance structure	Governance, Regulation & Compliance > Corporate Responsibility Oversight, p16		
ETHICS AND INTEGRITY				
G4-56	Organization’s values, principles, standards and norms of behavior such as codes of conduct and codes of ethics	Governance, Regulation & Compliance > Ethical Behavior, p19		

SPECIFIC STANDARD DISCLOSURES

DMA AND INDICATORS	DESCRIPTION	LOCATION	NOTES AND OMISSIONS	EXTERNAL ASSURANCE
CATEGORY: ECONOMIC				
MATERIAL ASPECT: ECONOMIC PERFORMANCE				
G4-DMA	Disclosure on management approach	Our Business > Using Technology for Business Transformation > Growth Opportunities, p34 Our Values > Material Issues, p13 Governance, Regulation & Compliance, p15–21		
G4-EC1	Direct economic value generated and distributed	Annual Report 2014 p7–14		Information in the Annual Report was assured by PricewaterhouseCoopers LLP.
G4-EC2	Financial implications and other risks and opportunities due to climate change	Climate Variability > How Climate Variability Impacts Us, p38–39	Because American Water's operations depend on the provision of safe, reliable water service, its operation is clearly dependent upon climate, and can adversely be affected by climate change. This is why American Water was the first water and wastewater utility to voluntarily join the USEPA Climate Leaders program to track and reduce greenhouse gas. Additionally, because drought, storms, wind (power outages), and other extreme weather can affect water utility operations, water quality, and service reliability. For these reasons, the materiality of climate change is significant for American Water. Risks driven by changes in regulation Climate change may result in the need for more expensive water treatment processes in the future; e.g. increased use of energy intensive processes like UV disinfection, membrane filtration, and ozone disinfection. It may also result in more stringent and/or more conservative regulations regarding engineering design parameters to protect infrastructure against more extreme weather-related events. Risks driven by change in physical climate parameters or other climate-change related developments Increased frequency of severe weather events and flooding. Re-evaluation of the flood levels for our low lying facilities; e.g. per new FEMA Flood Maps. Building of levees, raising levees, or relocating facilities as required. Opportunities arising from climate change Climate change poses various opportunities for American Water, particularly in water stressed areas where water supplies are limited in quantity and quality and the effects of climate change are anticipated to exacerbate these problems. Opportunities include potential increased sales of water to adjacent systems that do not have adequate water supplies, and providing various services and treatment technologies to other water purveyors and communities to develop and/or treat auxiliary water supply options (e.g. water reuse, aquifer storage and recovery (ASR), etc.)	

DMA AND INDICATORS	DESCRIPTION	LOCATION	NOTES AND OMISSIONS	EXTERNAL ASSURANCE
			Managing risks and opportunities from climate change American Water manages climate change risks as part of its company-wide risk management process, where climate change risks and opportunities are integrated into the company's centralized enterprise risk management program covering all types and sources of risks and opportunities. Our Operational Risk Center tracks and manages Consequence Management Plans for a variety of climatic impacts and has been an active member in the development of the Risk Assessment Methodology for Water (RAM- W). American Water utilized this methodology to develop Vulnerability Assessments (VAs) on each water system serving 3,300 persons or more. Regarding risks related to changes in physical climate parameters, American Water maintains property insurance to protect its assets against perils usual to a loss including fire and lightning as well as for catastrophe risks of flood, earthquake, and named windstorm. American Water also carries liability insurance for injury and property damage to third parties resulting from main and service line breaks caused by weather, soil acidity and other events. In 2013 American Water developed a comprehensive Climate Resiliency Strategic Action Plan including a comprehensive assessment of risk management approaches and recommendations to enhance the incorporation of climate change into company risk management practices based on best practices and science. During 2014, American Water set and achieved its goals to identify and rank its most critical assets across the country, focus attention on the highest risks for the top 50 critical assets, and performed detailed risk assessments and mitigation plans on 10 of these top 50 critical assets. American Water's 2015 goals include continuing this program to complete risk assessment plans for 10 additional critical assets. As part of our efforts in completing our Climate Resiliency Strategic Action Plan and our individual Risk Assessment Plans for critical assets, we assessed a wide array of solutions and opportunities for mitigating impacts of climate change on water utility infrastructure. These solutions range from capital intensive asset hardening, supply development and treatment innovation, to robust emergency response plans. Such solutions can provide opportunities for business growth and investment, particularly in areas where climate change impacts are anticipated to be greatest. At this time there is no way to estimate the financial implications of climate change related risks, before taking action. We expect that these changes will take effect from 10–20 years. The total annual investment required for American Water's combined emissions reduction activities was $6,000,000.	
G4-EC3	Coverage of the organization's defined benefit plan obligations	Annual Report 2014 Note 13: Employee Benefits, p118	The Company's pension funding practice is to contribute at least the greater of the minimum amount required by the Employee Retirement Income Security Act of 1974 or the normal cost. Further, the Company will consider additional contributions if needed to avoid "at risk" status and benefit restrictions under the Pension Protection Act of 2006. The Company may also consider increased contributions, based on other financial requirements and the plans' funded position. Pension plan assets are invested in a number of actively managed and commingled funds including equity and bond funds, fixed income securities, guaranteed interest contracts with insurance companies, real estate funds and real estate investment trusts ("REITs").	Information in the Annual Report was assured by PricewaterhouseCoopers LLP

DMA AND INDICATORS	DESCRIPTION	LOCATION	NOTES AND OMISSIONS	EXTERNAL ASSURANCE
CATEGORY: ENVIRONMENTAL				
MATERIAL ASPECT: ENERGY				
G4-DMA	Disclosure on management approach	Climate Variability > Our Impacts on the Climate, p42–44 Climate Variability > Recognizing the Water–Energy Nexus, p45–47 Our Values > Material Issues, p13 Governance, Regulation & Compliance, p15–21		
G4-EN3	Energy consumption within the organizations	Climate Variability > Our Impacts on the Climate > Operational Efficiency, p43	Fuels used for energy consumption are non-renewable. **Direct Energy Consumption** (Terajoules)	

	2010	2011	2012	2013	2014
Electricity	4,151.53	4,055.39	3,823.14	3,686.52	3,710.12
Natural Gas	442.31	507.69	484.96	555.71	526.56
Gasoline	399.45	418.28	365.65	338.13	351.58
Diesel	198.23	200.10	180.66	178.72	175.14

Conversion factors:
1 BTU = 1055.05585262 Joules

Source: Appendix 2 of the Climate Leaders GHG Inventory Protocol
http://www.epa.gov/climateleadership/documents/resources/design_princ_app2.pdf

DMA AND INDICATORS	DESCRIPTION	LOCATION	NOTES AND OMISSIONS	EXTERNAL ASSURANCE
MATERIAL ASPECT: WATER				
G4-DMA	Disclosure on management approach	Water Quality & Availability, p48–59 Water Security & Policy, p22–24 Our Values > Material Issues, p13 Governance, Regulation & Compliance, p15–21		
G4-EN8	Total water withdrawal by source	Water Quality & Availability > Impacts We Have on Water Quality, p54		
MATERIAL ASPECT: EMISSIONS				
G4-DMA	Disclosure on management approach	Climate Variability > Our Impacts on the Climate, p42–44 Our Values > Material Issues, p13 Governance, Regulation & Compliance, p15–21		

DMA AND INDICATORS	DESCRIPTION	LOCATION	NOTES AND OMISSIONS	EXTERNAL ASSURANCE
G4-EN15	Direct greenhouse gas (GHG) emissions (Scope 1)	Climate Variability > Our Impacts on the Climate > Operational Efficiency, p43		
G4-EN16	Energy indirect greenhouse gas (GHG) emissions (Scope 2)	Climate Variability > Our Impacts on the Climate > Operational Efficiency, p43		
MATERIAL ASPECT: EFFLUENTS AND WASTE				
G4-DMA	Disclosure on management approach	Climate Variability > Our Impacts on the Climate, p42–44 Climate Variability > Recognizing the Water–Energy Nexus > Reducing Waste, p46 Water Quality & Availability > Impacts We Have on Water Quality, p54 Our Values > Material Issues, p13 Governance, Regulation & Compliance, p15–21		
G4-EN24	Total number and volume of significant spills	Safety > Public Safety > Case Study: Response to Freedom Industries Chemical Spill, p65		
MATERIAL ASPECT: COMPLIANCE				
G4-DMA	Disclosure on management approach	Climate Variability > Our Impacts on the Climate, p42–44 Our Values > Material Issues, p13 Governance, Regulation & Compliance, p15–21 Governance, Regulation & Compliance > Regulation and Compliance Programs, p18		
G4-EN29	Monetary value of significant fines and total number of non-monetary sanctions for non-compliance with environmental laws and regulations		There were no significant fines for non-compliance with environmental laws or regulations.	

DMA AND INDICATORS	DESCRIPTION	LOCATION	NOTES AND OMISSIONS	EXTERNAL ASSURANCE
CATEGORY: SOCIAL				
SUB-CATEGORY: LABOR PRACTICES AND DECENT WORK				
MATERIAL ASPECT: EMPLOYMENT				
G4-DMA	Disclosure on management approach	Our Values > Material Issues, p13 Governance, Regulation & Compliance, p15–21 Our People, p66–80 Please see our Supply Chain page on amwater.com: http://www.amwater.com/corporate-responsibility/ethical-practicies/supply-chain.html		
G4-LA1	Total number and rates of new employee hires and employee turnover by age group, gender and region	Our People, p66–80		
G4-LA2	Benefits provided to full-time employees that are not provided to temporary or part-time employees, by significant locations of operation		All full-time union and non-union U.S. employees are eligible for health, dental and vision benefits, the company wellness program, flexible spending account, employee assistance program, employee stock purchase plan, 401(k) plan, educational assistance, life insurance and disability benefits. All part-time union employees are eligible for the American Water Group Insurance and Retirement Income programs except for life insurance and disability benefits. All part-time non-union employees are eligible for the American Water Group Insurance and Retirement Income programs except for life insurance, disability insurance, dental and vision coverage. Temporary employees, seasonal employees and consultants are not eligible for American Water Group Insurance or Retirement Income programs. All full-time and part-time union and non-union employees in our Canadian operations are eligible for comparative benefits, except for participation in the flexible spending account program.	
MATERIAL ASPECT: OCCUPATIONAL HEALTH AND SAFETY				
G4-DMA	Disclosure on management approach	Safety, p60–65 Our Values > Material Issues, p13 Governance, Regulation & Compliance, p15–21		
G4-LA8	Health and safety topics covered in formal agreements with trade unions		In most of our collective bargaining agreements, there are health and safety protocols including H&S committees in our areas of operation. We also have a relationship with our largest national union and that union's national safety representative. In addition, several collective bargaining agreements include drug and alcohol policy statements and practices. We intend to roll out new company policies and practices to all unions in 2015 and 2016.	

DMA AND INDICATORS	DESCRIPTION	LOCATION	NOTES AND OMISSIONS	EXTERNAL ASSURANCE
MATERIAL ASPECT: TRAINING AND EDUCATION				
G4-DMA	Disclosure on management approach	Our People > Workforce Empowerment, p73–74 Governance, Regulation & Compliance, p15–21 Safety > Our Training Modules, p63		
G4-LA11	Percentage of employees receiving regular performance and career development reviews, by gender and by employee category	Our People > Workforce Empowerment > Performance Management and Development, p74	All American Water employees, except for those covered under collective bargaining agreements (approximately 50% of our employees) receive individual performance appraisals utilizing measurable targets set by the employee and his/her line supervisor, aligned with American Water's strategies.	
SUB-CATEGORY: SOCIETY				
MATERIAL ASPECT: ANTI-CORRUPTION				
G4-DMA	Disclosure on management approach	Governance, Regulation & Compliance > Risk Management, p17 Governance, Regulation & Compliance > Regulation and Compliance Programs, p18 Our Values > Material Issues, p13 Governance, Regulation & Compliance, p15–21		
G4-SO5	Confirmed incidents of corruption and actions taken		There were no reported incidents of corruption, including criminal conduct such as bribery and extortion.	
MATERIAL ASPECT: PUBLIC POLICY				
G4-DMA	Disclosure on management approach	Our Values > Our Materiality Process > How We Engage with Our Stakeholders, p8 Water Security & Policy > Public Policy Engagement, p24 Our Values > Material Issues, p13 Governance, Regulation & Compliance, p15–21		
G4-SO6	Total value of political contributions by country and recipient/beneficiary		In 2014, financial contributions to political parties, politicians and related political activity totaled just over $193,000.00, from both corporate and state subsidiary sources. In 2013, financial contributions to political parties, politicians and related political activity totaled just over $171,000.00, also from corporate and state subsidiary sources. A comprehensive process is in place to approve, track, record, and report these contributions. Details of donations can be found by inputting "American Water Works" on the Federal Election Commission website. These figures exclude Iowa which has a new Political Action Committee and the data is yet to be collated, this will be included in future reporting.	

DMA AND INDICATORS	DESCRIPTION	LOCATION	NOTES AND OMISSIONS	EXTERNAL ASSURANCE
MATERIAL ASPECT: ANTI-COMPETITIVE BEHAVIOR				
G4-DMA	Disclosure on management approach	Governance, Regulation & Compliance > Risk Management, p17 Governance, Regulation & Compliance > Regulation and Compliance Programs, p18 Our Values > Material Issues, p13 Governance, Regulation & Compliance, p15–21		
G4-SO7	Total number of legal actions for anti-competitive behavior, anti-trust, and monopoly practices and their outcomes		American Water's regulated businesses are, by their very nature, a natural monopoly regulated by the Public Utilities Commissions in the states in which the company operates. We are not aware of any legal actions for anti-competitive behavior, anti-trust, or monopoly practices in 2013 and 2014.	
MATERIAL ASPECT: COMPLIANCE				
G4-DMA	Disclosure on management approach	Governance, Regulation & Compliance > Regulation and Compliance Programs, p18 Our Values > Material Issues, p13 Governance, Regulation & Compliance, p15–21		
G4-SO8	Monetary value of significant fines and total number of non-monetary sanctions for non-compliance with laws and regulations		There were no significant fines or total number of non-monetary sanctions for non-compliance with laws and regulations in 2013 and 2014.	
SUB-CATEGORY: PRODUCT RESPONSIBILITY				
MATERIAL ASPECT: CUSTOMER HEALTH AND SAFETY				
G4-DMA	Disclosure on management approach	Governance, Regulation & Compliance > Risk Management, p17 Safety > Public Safety, p64 Our Values > Material Issues, p13 Governance, Regulation & Compliance, p15–21 Our Business > Engaging with Our Customers, p26–29 Water Quality & Availability, p48–59		
G4-PR2	Total number of incidents of non-compliance with regulations and voluntary codes concerning the health and safety impacts of products and services during their life cycle, by type of outcomes	Climate Variability > Recognizing the Water–Energy Nexus > Water Treatment Residuals Disposal Issue in California, p47		

DMA AND INDICATORS	DESCRIPTION	LOCATION	NOTES AND OMISSIONS	EXTERNAL ASSURANCE
MATERIAL ASPECT: PRODUCT AND SERVICE LABELLING				
G4-DMA	Disclosure on management approach	Our Business > Engaging with Our Customers, p26–29 Our Values > Material Issues, p13 Governance, Regulation & Compliance, p15–21		
G4-PR4	Total number of incidents of non-compliance with regulations and voluntary codes concerning product and service information and labeling, by type of outcomes		There were no incidents of non-compliance with regulations and voluntary codes concerning product and service information and labeling in 2013 and 2014.	
G4-PR5	Results of surveys measuring customer satisfaction	Our Business > Engaging with Our Customers, p26–29		
MATERIAL ASPECT: MARKETING COMMUNICATIONS				
G4-DMA	Disclosure on management approach	Our Business > Engaging with Our Customers, p26–29 Our Values > Material Issues, p13 Governance, Regulation & Compliance, p15–21		
G4-PR7	Total number of incidents of non-compliance with regulations and voluntary codes concerning marketing communications		American Water's had no incidents of non-compliance with regulations and voluntary codes concerning marketing communications, including advertising, promotions, and sponsorships in 2013 and 2014.	
MATERIAL ASPECT: CUSTOMER PRIVACY				
G4-DMA	Disclosure on management approach	Governance, Regulation & Compliance > Risk Management, p17 Our Values > Material Issues, p13 Governance, Regulation & Compliance, p15–21		
G4-PR8	Total number of substantiated complaints regarding breaches of customer privacy and losses of customer data		In 2013 and 2014, American Water did not report any significant breaches of data security or customer information.	
MATERIAL ASPECT: COMPLIANCE				
G4-DMA	Disclosure on management approach	Governance, Regulation & Compliance > Risk Management, p17 Our Values > Material Issues, p13 Governance, Regulation & Compliance, p15–21		
G4-PR9	Monetary value of significant fines for non-compliance with laws and regulations concerning the provision and use of products and services		In 2013 and 2014, American Water did not report any significant fines (defined as over $100,000) for non-compliance with laws and regulations concerning the provision and use of products and services.	


American Water

General Inquiries
Please contact our
Corporate Headquarters:

1025 Laurel Oak Road
Voorhees, NJ 08043
aw.corporateresponsibility@amwater.com

www.amwater.com

WHITE PAPER


AMERICAN WATER

September 2014

Attachment E to American Water Works Company, Inc.
January 6, 2017 Letter to SEC

Maureen Duffy
T: 856-309-4546
maureen.duffy@amwater.com

Reliable Water Service and the Economy

Introduction

The details are as clear as the water we drink. The U.S. is quickly approaching a crisis point when it comes to clean drinking water.

The network of pipes that makes it so easy for 300 million Americans to take our clean water for granted spans 700,000 miles and is more than four times the length of the National Highway System[1]. Some of these pipes –originally intended to survive 50 to 75 years – have been in service for more than 100 years. Without renewal or replacement, water pipes in the U.S. that are classified as poor, very poor or life-elapsed will increase from 10 percent to 44 percent by 2020[2].

The American Society of Civil Engineers grades both wastewater and drinking water systems a D[3]. The risks of allowing these systems to lapse are as real as they are alarming. Already, aging wastewater systems discharge billions of gallons of untreated wastewater into our surface waters every year. Leaking and broken pipes waste nearly two trillion gallons of clean drinking water each year. And every two minutes, somewhere in the U.S., a significant water line ruptures – oftentimes underground where it is not visible – risking major damage to roadways and structures. On top of these challenges, we are experiencing more floods and droughts, while aging infrastructure could increase the risk of water-borne illnesses.

Addressing these offers an opportunity. It's no secret that jobs are on everyone's mind in this tough economy. Not only does investment in water infrastructure protect public health, quality of life and promote innovative technologies that help keep America competitive, it also means more jobs and a boost to the nation's economy.

This paper's main focus is the link between water infrastructure investment and a healthy economy as well as innovative solutions to aid the economy. Though water affects the production of goods and services in many sectors and is linked to the market economy, this aspect is not a primary focus of the paper.

Value of Water

Of all of our needs, water is the single most important. It is a life essential resource – we need it every day for almost everything we do and there is no substitute. At about a penny a gallon, it's simple to see the true value of water service, but many people don't.

In the U.S., water services are often so reliable that many of us do not think twice about what comes out of our faucets or what it's been through to become drinkable. Indeed, for many of us, having access to

1 "Straight Talk on Water Infrastructure," The American Water Works Association.
http://www.drinktap.org/consumerdnn/Default.aspx?tabid=198
2 EPA: "The Clean Water and Drinking Water Infrastructure Gap Analysis"
3 2013 Report Card on America's Infrastructure.

clean, dependable water is a given, not a luxury. Water is taken for granted and this has led to a real problem with serious consequences.

Water sustains agriculture and, thus, our food chain. Vast quantities of water are used to make the silicon chips that help power our computers and cell phones. Electric power plants depend heavily on water, and account for a staggering 39 percent of freshwater withdrawals in the U.S. It could be said our economy runs on water[4].

It's no secret that our nation's deteriorating water and wastewater infrastructure is in critical need of repair, mainly due to the fact that our country has underinvested and has not paid what it really costs to maintain a system of pipes and plants that ensures our health and economic stability.

Economic Impact

It's a simple fact; we can't afford to neglect our infrastructure any longer.

In a study released in 2012 on the economic impact of under-investing in our water and wastewater infrastructure, the American Society of Civil Engineers estimated that remaining on the current tract will cost American businesses $734 billion in sales between now and 2020, and the cumulative loss to our gross domestic product (GDP) will be $416 billion, directly due to deteriorating water infrastructure. A modest increase in investment would prevent 700,000 job losses and avoid personal income losses of $541 billion[5]. Additionally, according to the U.S. Conference of Mayors, every dollar invested in water infrastructure adds $6.35 to the national economy.

Across the country, water systems – and their customers – are enduring the ramifications of underinvestment and, consequently, poor maintenance. It is estimated that every two minutes a significant water line ruptures somewhere in the U.S,[6] leading not only to trillions of gallons of water wasted annually, but severe economic losses as well. In the summer of 2011, for instance, the rupture of a century-old water main in The Bronx disrupted the morning commute, damaged two gas mains, shut down electrical service to 500 customers for several days,[7] and put as many as 60 local businesses at risk of permanently closing.[8]

Water main breaks have stranded drivers on washed-out roads, impacted businesses and ruined roads around the nation. They caused a mudslide in California, flooded school libraries in Minnesota and Texas and snarled traffic and flooded homes in Philadelphia. A break in Niagara Falls, N.Y., spewed some 11 million gallons of water. In 2009, just after Gov. David A. Paterson attended the opening of a new subway station in Lower Manhattan, service to the subway line was suspended when a water main that was installed in 1870 burst, flooding the tracks.

The cost of main breaks added up for California last year. San Diego has paid out at least $10 million to settle claims and pay contractors for repairs to private property that was damaged by water main breaks since 2004. More than $350,000 of that was to house people forced from their homes by the breaks[9].

The potentially high cost of waterborne disease outbreaks should also be considered in economic decisions regarding the safety of public drinking water supplies. For instance, an analysis conducted by the Centers for Disease Control and Prevention on the 1993 Cryptosporidium outbreak in Milwaukee concluded the total cost associated with the outbreak was $96 million, including $32 million in medical costs and $64 million in productivity losses. More significantly, there were over 400,000 cases of illness

4 CERES Report, Water Scarcity & Climate Change: Growing Risks for Businesses and Investors; Feb. 2009.
5 American Water Works Association (AWWA): "Buried No Longer: Confronting America's Water Infrastructure Challenge."
6 Duhigg, Charles. "Saving U.S. Water and Sewer Systems Would be Costly," The New York Times. 14 March 2010. http://www.nytimes.com/2010/03/15/us/15water.html
7 Ember, Sydney, "Flooding in Bronx After Water Main Breaks," The New York Times. 27 July 2007. http://cityroom.blogs.nytimes.com/2011/07/27/jerome-ave-becomes-river-after-a-water-main-bursts/
8 Paddock, Bary. "Owners of 60 Bronx Businesses Face Going Broke in Wake of Water Main Break," New York Daily News. 29 July 2011. http://articles.nydailynews.com/2011-07-29/local/29844261_1_flood-zone-business-owners-giant-water
9 Crow, Kevin; Thronton, Kelly, "Cost Of Main Breaks, Water Loss Add Up For San Diego." KBPS. 27 February 2012.

(25 percent of the population) and 104 deaths in just two weeks. The average total costs for persons with mild, moderate, and severe illness were $116, $475, and $7,808, respectively[10].

The U.S. EPA Clean Watershed and Drinking Water Needs Surveys have identified a total water infrastructure capital investment need of $632.9 billion over the next 20 years; at current funding levels, there will be a capital funding gap of at least $224 billion nationwide unless investment increases[11]. As seen with just the few examples mentioned, this issue needs to be a top priority.

Impact on Jobs

While there are clear negative economic impacts related to under-investing in water systems, there are also equally compelling positive economic impacts to invest in these systems. Not only will an investment in infrastructure address the nation's deteriorating water and wastewater infrastructure, it will also generate thousands of jobs and help stimulate the economy.

According to a report by the Water Research Foundation and the Water Environment Research Foundation, titled National Economic and Labor Impacts of the Water Utility Sector, $1 billion invested in infrastructure, creates approximately 16,000 jobs[12]. Additionally, a study by the Economic and Policy Institute, supported by the Rockefeller Foundation, suggested that expenditures on water infrastructure alone could lead to the creation of more than a million jobs over the course of the next five years.

Investing in water infrastructure creates jobs to repair, replace and upgrade our aging water systems. Such investment will ensure safe and reliable water to attract and retain industry, business, and qualified workers — all essential to any thriving community. In addition to directly putting people to work, investments in water infrastructure stimulate other economic activity as water projects depend on pipe, fittings, cement, aggregates, and other products.

On the flip side, if we continue to neglect our infrastructure, there is a potential for infrastructure-related job losses to spread throughout the economy in low-wage, middle-wage and high-wage jobs. The impacts on jobs are a result of costs to businesses and households managing unreliable water delivery and wastewater treatment services.

Business and Community Impact

Clean, safe and reliable water systems attract business and manufacturing and can be an important factor in whether a business moves to or expands in an area. Just as important to job creation from investing in infrastructure, is job opportunity loss due to an unsafe, unreliable water supply.

Declines or disruptions in water supply can undermine industrial and manufacturing operations where water is needed for production, irrigation, material processing, cooling and/or washing and cleaning. The semiconductor industry, for example, uses vast amounts of purified water in fabrication plants, for washing the silicon wafers at several different stages in the fabrication process and for cooling various tools; a brief water-related shutdown at a manufacturing plant could compromise all material in production for an entire quarter[13].

There are several areas in the U.S. that provide an abundant water supply, including Western New York where residents are fortunate to be near two fresh bodies of water with Lake Erie and the Niagara River close by. In his book 'The Future of Water', Steve Maxwell proposed a scenario in which Buffalo, N.Y. could become the commercial capital of North America, as manufacturing and employment returns to the area in large numbers to take advantage of abundant water resources[14].

---

10 Centers for Disease Control and Prevention.

11 U.S. EPA Clean Watershed and Drinking Water Needs Surveys, 2012.

12 National Economic and Labor Impacts of the Water Utility Sector: Executive Report; Sept. 2014.

13 CERES Report, Water Scarcity & Climate Change: Growing Risks for Businesses and Investors; Feb. 2009.

14"Does a Water Economy Exist? The Impact of the Availability of Water on Employment in U.S. Metropolitan Areas." Craig P. Aubuchon, Analysis Group. Study for EPA.

For Milwaukee, which draws off the Great Lakes and holds a fifth of the world's surface supply of freshwater, they are using water as an economic advantage to appeal to firms in other parts of the country or globe where water may be scarce or more polluted or expensive. The Public Service Commission of Wisconsin has designed “Water Attracting Valued Employers” (WAVE), where new businesses could be offered low-cost or free water in return for job-creating investment. [15]

Political Platforms

In the political arena, the desperate need to invest in our nation’s crumbling water infrastructure is a truly bipartisan cause that affects every American. During the recent political conventions, both committees included support for water infrastructure in their party platforms:

The GOP Platform, We Believe in America, states: “*A federal-State-private partnership must invest in the nation’s infrastructure: roads, bridges, airports, ports, and water systems, among others. What most Americans take for granted—the safety and availability of our water supply—is in perilous condition. Engineering surveys report crumbling drinking water systems, aging dams, and overwhelmed wastewater infrastructure. Investment in these areas, as well as with levees and inland waterways, can renew communities, attract businesses, and create jobs. Most importantly, it can assure the health and safety of the American people*.”

The Democratic Platform, Moving America Forward, states: “*And we continue to fight for measures that would strengthen the recovery and create jobs now, including… putting construction workers back to work by investing in our roads, bridges, schools, and water supply… we support strengthening rural water, sewer, and broadband infrastructure to make rural businesses more competitive. We have expanded broadband access to nearly seven million rural Americans, including rural businesses, creating new jobs. We have invested in water and wastewater community infrastructure projects, safeguarding the health of 18 million rural residents and creating even more jobs.”*

Clearly, water must be on the agenda in Washington. Both parties are focused on the economy and job creation but rarely mention water infrastructure. Meanwhile, the widespread deterioration of America’s water infrastructure is reaching a critical stage. With this crisis comes incredible opportunity - forty years of experience proves that investing in water infrastructure creates jobs and boosts the nation’s economy. With millions of Americans out of work, the timing could not be better to reinvest in our essential water infrastructure.

Infrastructure Funding

In its 2012 Value of Water Index, manufacturing company Xylem Inc. found that 77 percent of Americans are concerned about the nation’s water infrastructure system, 88 percent believe it needs reform, and 85 percent support additional investment. Despite this overwhelming public support, the federal role in funding water infrastructure has declined steadily over the past two decades[16].

American Water supports various types of funding to help improve the nation's water and wastewater infrastructure. One key solution is attracting additional private capital for public water infrastructure projects from investor-owned companies, as well as private capital that is already in infrastructure funds, pension funds, and other sources eager for the long-term, reliable investments that well-run water utilities provide. The U.S. government can help bring additional private capital into communities to bridge the funding gap and flood millions of dollars and thousands of new jobs into our economy. *See American Water White Paper: Financing Solutions for Water Infrastructure Investment.*

Nationwide, American Water, through its 15 state subsidiaries, has spent about $1.5 billion in the past three years on infrastructure improvements across the country The company has a strong and ongoing commitment to investing in infrastructure and keeping it updated, while delivering excellent service customers depend upon at an exceptional value.

15 http://city.milwaukee.gov
16 Xylem Inc., 2012 Value of Water Index.

For example, New Jersey American Water typically spends about $150 million every year on capital projects. Approximately $40 million of that is spent updating the pipes, pumps and valves that make up its nearly 9,000 miles of underground infrastructure. However, as part of a new distribution system improvement program created recently by the New Jersey Board of Public Utilities, the company has received approval on a foundational filing that will result in more than 400 infrastructure projects across the state, representing an investment of more than $140 million and more than 900 construction jobs over the next 24 months.

In 2011, Pennsylvania American Water received a $14.3 million loan when then-Governor Edward G. Rendell announced the commonwealth's investment of $530 million in nearly 60 green infrastructure, drinking water and wastewater projects in more than 30 counties. According to Rendell, "Funding for projects approved by the PENNVEST Board of Directors demonstrates the commonwealth's commitment reinvigorate the economy by providing safe, clean drinking water and wastewater systems while creating jobs. These projects are vitally needed to put people back to work and to improve our precious water resources for future generations."

Additionally, the Water Environment Federation, a not-for-profit technical and educational organization representing water quality professionals around the world, in cooperation with many of its member associations, is working to send a strong message to Congress and the President about the critical need for water infrastructure investment and the indisputable link between water investment and job creation.

Green Infrastructure Solutions

Just as other industries have been investing in green infrastructure, the water industry has likewise developed ways to use its resources more efficiently. What's more, these solutions not only make environmental sense, they make economic sense as well. Green infrastructure creates jobs in many sectors. According to recent report from Green for All, adequate investment in green water infrastructure over the next five years could generate $265.6 billion in economic activity and create close to 1.9 million jobs[17].

The solutions already being put forward and implemented in the U.S. and abroad include technologies that recycle water for industrial and residential purposes. These types of policies have reduced the demand for water and wastewater, and, therefore have lessened the impacts on existing infrastructure[18].

Water reuse in the U.S. is a growing practice, with more than 2 billion gallons per day reused[19], and reused water volume is growing at an estimated 15 percent per year.[20] With so many communities experiencing a reduction in water supply, wastewater reuse is increasingly being explored to meet water demand in an environmentally friendly as well as an economically feasible way. Utilities, municipalities and the industrial private sector are now, more than ever, seeking ways to implement such solutions as a way to reserve water resources and meet demand.

Wastewater recycling not only addresses supply challenges, but is actually an economical long-term water management solution. Although recycled wastewater is highly treated, it does not need the level of treatment and pumping required by potable water, thus saving a significant amount of energy and money. In fact, initial investments in green building technologies often pay for themselves within the first few years a facility is in operation[21]. Wrentham Outlet Mall in Wrentham, Mass. is a case in point. Implementing an onsite wastewater treatment plant allowed the mall to save $1 million in planning costs and significantly reduces its water bills by reusing half of its wastewater

Water reuse systems can also facilitate business development by helping water constrained communities sustain larger developments. For instance, Foxboro, Mass, a town with very limited water supplies, would not have been able to support the needs of Gillette Stadium using traditional water distribution methods.

---

17 Green For All: "Water Works: Rebuilding Infrastructure, Creating Jobs, Greening the Environment," 2012.

18 American Society of Civil Engineers (ASCE): "Failure to Act: The Economic Impact of Current Investment Trends in Water and Wastewater Treatment Infrastructure."

19 WateReuse Association, http://www.watereuse.org/files/images/04-006-01.pdf

20 Environmental Protection Agency, http://www.epa.gov/nrmrl/pubs/625r04108/625r04108.pdf

21 Winters, Steven. "GSA LEED Cost Study." The U.S. General Services Administration.

But by reusing wastewater, the facility can accommodate 68,000 sports fans and save 250,000 gallons of potable water during each major event. This illustrates how water management technology can not only save money but also create opportunities for economic growth.

Additionally, legislations are being introduced to address green infrastructure. The Green Infrastructure for Clean Water Act of 2011 was established to ensure that projects effectively manage stormwater flow and improve water quality, bringing us closer to a clean-energy economy and improving our outdated water infrastructure. If passed, it would establish up to five Centers of Excellence charged with conducting research on green infrastructure and provide communities with training and technical assistance on how to implement green infrastructure practices. The legislation would also provide funding to help communities develop green infrastructure technologies.

Additional Solutions

American Water has adopted some best practices to maximize its position with regard to water resources, including saving energy by using water more efficiently, leak detection programs and Integrated Water Resource Management.

Water/Energy: Water and energy are intimately interrelated - using water more efficiently conserves energy and ultimately, decreases carbon emissions. Unfortunately, many people generally continue to waste water and ignore this link. Given the interrelationship, one of the best ways to save energy across the country and in our own homes is to use water more efficiently. Water conservation is the most cost-effective and environmentally sound way to reduce demand for water and conserve energy. Additionally, conservation protects the environment, puts less pressure on sewage treatment facilities, uses less energy for water pumping and heating, decreases costs for developing new sources of water supply and decreases greenhouse gas emissions. Fortunately, there are many simple techniques consumers can employ at home to use water more efficiently and to conserve energy preserving our nation’s supplies for future generations.

Leak Detection: With approximately 7 billion gallons of treated drinking water “lost” each day primarily due to leaks in drinking water pipelines throughout the U.S.,[22] one viable solution to combat this issue is leak detection. It’s up to utilities and municipalities to adopt and implement technologies to more effectively manage and conserve water supplies by developing methods to detect, locate and stop leaks. Due to their low rate of replacement, broken and leaking pipes currently result in 1.7 trillion gallons of water ($2.6 billion) wasted every year.[23] Early detection and repair of leaks saves water and energy and reduces repair costs. A leak detection program can be highly proactive, helping water utilities automate water systems, detecting problem areas earlier, giving customers tools to monitor water use, providing more accurate rates and reducing demand. These solutions not only make environmental sense, they make economic sense as well. Dealing with a main break after it happens is ten times more expensive than addressing the issue before it breaks.

Integrated Water Resource Management: It is incumbent upon utilities and their regulators to identify and implement, as appropriate, best practices to facilitate capital attraction, economies of scale and efficient operations if these challenges are to be met in a cost-effective manner. One of the innovative solutions designed to achieve these goals is Integrated Water Resource Management (IWRM). IWRM is the management of the whole hydrologic cycle to achieve a coherent set of water resource policies and uses that balances all reasonable social, environmental, and economic needs in a sustainable way. Many factors outside of the traditional regulated framework or Public Utilities Commission jurisdiction can directly impact the cost and reliability of service to regulated customers. For water service providers it can mean long-term planning incorporating concepts of reuse, watershed protection, wastewater management, groundwater infiltration and recharge, among others.

American Water’s large size and technological expertise make it an ideal partner in leveraging the IWRM process. By practicing IWRM, American Water and its partners have been able to preserve water sources and use water wisely while considering the needs of the public and relevant stakeholders.

---

22 American Society of Civil Engineers. “Report Card for America’s Infrastructure.” 2009.

23 Xylem Inc., 2012 Value of Water Index.

For example, American Water designed, built and now operates the Fillmore Water Recycling Wastewater Treatment Plant in Fillmore, Calif. This state-of-the-art wastewater treatment plant that recycles 100 percent of the water it treats. The $42.5 million facility was built to replace an existing, outdated facility that no longer met modern environmental standards. Now, instead of water being discharged into the Santa Clara River as the old facility did, cleaner treated water suitable for irrigation is used on school grounds, in parks and green areas throughout the city of Fillmore.

Conclusion

We are now at a critical point with respect to our need to invest in water and wastewater infrastructure. This issue has broad political and public support and will require a strong commitment to honor each platform and make water a top priority. By making the investment now, we reduce the costs that will be incurred as a result of delay and we stimulate the U.S. economy by employing more Americans to work on infrastructure replacement. Needless to say, investments in water infrastructure also create lasting benefits by strengthening public health, safety, and our quality of life.

WHITE PAPER



AMERICAN WATER

Maureen Duffy
856-309-4546
maureen.duffy@amwater.com

Creating Operational Efficiencies in the Water Industry

Introduction

In an era of increased concern about limited water supplies, energy consumption, water quality and climate change, the pressure on water utilities to deliver greater efficiency and operational effectiveness is greater than ever for this energy-intensive industry.

According to the Environmental Protection Agency (EPA), water utilities across the United States and elsewhere in North America are saving substantial amounts of water through efficiency programs. These savings often translate into capital and operating savings, which allow systems to defer or avoid significant expenditures for water supply facilities and wastewater facilities. Drinking water systems can implement efficiency measures and still deliver an unchanged or improved level of service to consumers.

Energy Efficiency

According to a report by the U.S. Government Accountability Office (GAO), technologies and systems exist to help improve the energy efficiency of the drinking water & wastewater industry, but costs and competing priorities have slowed their implementation. The report focused on the amount of energy needed to supply, use and treat water. GAO found a variety of approaches can improve the energy efficiency of drinking water and wastewater processes, but determining the most appropriate solution depends on the circumstances of a particular system and requires an understanding of the system's current energy use.

Drinking water and wastewater systems account for about two percent of the energy use in the United States, according to the Electric Power Research Institute[1]. Some 52,000 water systems produce 42 billion gallons of water per day, while 16,320 wastewater treatment facilities treat 34.8 billion gallons per day.

The vast majority of energy consumed by water utilities is used to pump water. American Water facilities consume approximately 1 million MWh per year of electricity with over 95% used for pumping water. Because of the importance of this energy-water nexus, American Water actively manages its fuel and power usage through energy and water efficiency programs, the development of alternative energy supplies, energy audits, and pump, motor and pipeline renewal programs. These energy management programs yield environmental benefits including the reduction in greenhouse gas emissions.

1 "Electricity Use and Management in the Municipal Water Supply and Wastewater Industries." EPRI and Water Research Foundation. November 2013

Much of American Water's energy efficiency work concentrates on improving pump efficiencies through refurbishment and/or replacement. Programs include:

Energy Usage Index (EUI) metric: American Water manages its energy program using this metric derived by dividing total power usage in megawatt-hours (MWh) by the volume of water sold in million gallons (MG) during a discrete period of time. The current baseline for this metric is 2.86 based on 2011-2013 operating data.

The EUI data is collected and monitored to serve as a barometer for the condition of the pump fleet. Specifically, as pumps age, they wear and become less hydraulically efficient, which translates to more power required to deliver the same volume of water. American Water's pumping fleet is comprised of about 7,500 centrifugal pumping units. Of this, it is estimated that about 20% of the largest pumps consume 80% of American Water's total power usage.

Wire-to-Water Pumping Efficiency Tests: American Water conducts wire-to-water efficiency testing to monitor the efficiency of pumps and motors. We deliver billions of gallons of water each year, so even a small increase in efficiency can yield energy savings. Research has shown that the average "wire-to-water" efficiency of existing "in-field" water utility pumps is about 55 percent. New installations are designed to achieve efficiency ratings of between 76 percent and 82 percent. American Water sees this as a major opportunity to decrease its carbon footprint. By replacing or refurbishing older pumps, studies have shown that pump efficiency can be restored to their original efficiencies of 76-82%. This often means a 10-20% improvement, or more.

Pump Refurbishment: American Water programs maintain, repair and replace pumps, motors and vfd equipment. The cost of pump replacement/refurbishment to recover capacity and improve efficiency is weighed against the typical decline in efficiency/capacity over time. American Water has vibration analysts on staff to extend pump service life through predictive maintenance. A total of 52 pump refurbishment / replacements were completed from 2011-2013, at a cost of approximately $6 million, and provided a EUI reduction of 0.8%.

Variable Frequency Drives (VFD): American Water has installed numerous variable frequency drives to vary pump speed/output. Variable speed pumping can reduce electrical consumption where a throttling valve would otherwise be used to control pumping rate.

Hydraulic Modeling: Distribution systems are modeled to analyze current and future hydraulic conditions to enable efficient pump selection.

Alternative Fuels: Natural gas and diesel powered engines also provide power for pumping water at a number of sites. These facilities provide a diversity of power supply during emergency conditions.

New, renewable energy technologies hold the other key to reducing the emissions that contribute to climate change. American Water maintains a portfolio of alternative energy supplies to reduce greenhouse gas emissions. This portfolio includes power from solar, wind and biomass facilities. It is estimated that this portfolio saves over 2,500 metric tons of CO_2 annually.

Solar energy generates electricity without producing harmful greenhouse gases, and produces maximum output at times of peak demand, when electricity is of highest value. Solar energy can be purchased from a third-party supplier or owned outright. In addition to environmental benefits, solar energy affords a financial hedge against rising energy costs, as well as new revenue streams through the sale of tradable solar renewable energy credits. Financial incentives may also be available in the form of rebates and tax credits from local utilities and local, state and federal government.

American Water has installed over 3.1 MWdc of solar generating capacity at eleven facilities across three states (New Jersey, Illinois and Missouri), with plans for additional facilities. The first solar installation was a 500-kW facility constructed in N.J. in 2005. This facility will celebrate 10-years of continuous "green" service in 2015. Today, that same expanded facility (698 kWdc) generates 818,000 kilowatt-hours per year of clean energy and provides 20 percent of the peak usage power to run the water treatment plant.

In 2011, New Jersey American Water installed solar panels on a reservoir at the Canoe Brook Water Treatment Plant in Millburn, N.J. This is the first solar array on the East Coast on a body of water designed to withstand a freeze/thaw environment. The 400 solar panels, measure 110 ft. by 110 ft and rest on a docking station designed to float on the water's surface. The array generates 112 kilowatts of DC (direct current) power, which is converted to AC (alternating current) power. This solar installation produces 135,000 kilowatt-hours of energy each year, saving over 56 tons of carbon emissions.

American Water also utilizes solar power in smaller applications including solar panels with batteries at various remote SCADA monitoring sites where access can be difficult during storm events. In an application to enhance safety and promote conservation, solar powered utility carts are used at a several large treatment facilities and solar powered arrow boards are used at some construction sites.

Local **wind farms** produce clean, renewable energy with no design, construction, operation or maintenance commitments on the part of the utility. Since wind power is feeding energy to the electricity service provider's grid, there is no perceivable difference in the energy being provided to the company. Because wind power is generated off-site, enrolling in a wind energy program is ideal for smaller utilities that want to commit to greener operations but can't undertake the level of commitment required by solar installations. Pennsylvania American Water purchases 1.4 million kWh of wind energy per year in Yardley, Pa. saving 1.6 million pounds of CO2 per year. The program was recently expanded in 2014 to purchase an additional 3.2 million kWh per year.

Additionally, American Water subsidiary, EMC, designed, built, operates and maintains a 300,000 gallon-per-day industrial anaerobic wastewater treatment and biogas recovery system in Texas providing an average of 100,000 cubic feet of biogas per day, replacing 15% of the natural gas demand.

American Water is the first U.S. water utility to use the **Smart Grid technology** of ENBALA Power Networks. This innovative technology manages the way American Water's treatment plants and pumps use electrical power. Instead of adjusting electrical generation to match changes in electrical demand, the network adjusts demand, enabling electrical equipment to consume more energy when demand is low and less when it is high. This provides Grid Balance to electricity system operators. A successful pilot program at Pennsylvania American Water's Shire Oaks Pumping Station offset 2-3 percent of the site's total energy bill and has led to a larger partnership between American Water and ENBALA Power Networks that will bring ENBALA's Grid Balance technology to large treatment facilities throughout American Water.


smart pipe and infrastructure
sensors and monitoring
smart metering
real time analytics
customer and user interface

Water Loss Control

For water utilities, detecting and repairing leaks is one of their main components for water conservation. Deteriorating infrastructure, fluctuating water temperatures, soil movement, vibrations and water pressure changes are just some of the factors contributing to water leakage.

And not only do leaks account for lost water, but they can also allow contaminants into the system that can endanger public health. It is estimated that up to 10 billion gallons of raw sewage is released into our waterways every year as a result of blocked or broken sewer pipes.[5]

According to the American Society of Civil Engineers Report Card for America's Infrastructure, national drinking water/wastewater systems received a grade of a D.[6] Over the last several years, many studies have been undertaken to estimate water loss. Regions of developing countries are experiencing greater water loss than regions in developed countries. Non-revenue water levels average just over 20% in the United States.

Water conservation is also crucial. Due to their low rate of replacement, broken and leaking pipes currently result in 1.7 trillion gallons of water ($2.6 billion) lost every year.[2] Early detection and repair of leaks saves water and energy and reduces repair costs.[3]

Finding and stopping leaks quickly reduces repair costs, chemical use, energy consumption, and associated greenhouse gas emissions. With enhanced metering systems, we are better positioned to educate our customers about how they can save water and money by taking steps to conserve. Building upon our pioneering work with acoustic leak detection systems and improved metering techniques, American Water has intensified our efforts to find leaks in our systems more rapidly and reduce water lost due to leaks (non-revenue water).

American Water is a partner in a two-year award from the Israel- U.S. Binational Industrial Research and Development (BIRD) Foundation along with Stream Control Ltd., an Israeli start-up company, for the development of an advanced pressure management system. The Stream Control Research Project will demonstrate the feasibility of installing modifications on existing distribution system pressure controls that could reduce pressure in a system as a function of reduced customer demand. International efforts to reduce leakage have confirmed that reducing excessive pressure not only reduces the volume of leaks through pipes but reduces the frequency of pipe failures. The expected outcome of the project will be a significant reduction of water leakage.

Supply Chain Efficiency

Many people tend to limit their view of supply chain management to a hard goods environment such as manufacturing and distribution. In fact, a supply chain can be abstracted to a series of transactional boundaries where value is exchanged for compensation, and it may consist of only a single supplier and customer.[4]

The supply chain agenda at leading utilities has changed substantially in recent years. The original focus on cost savings and organizational efficiency has evolved, with increases in activity across all utility sectors, to include the challenges of cost containment, supply assurance, and risk management.[5]

The most significant benefit of centralizing supply chain activity in a utility comes from strategically sourcing the goods and services that are purchased. American Water is building a leading Supply Chain organization to address the increasing challenges of managing its supply chain in a sustainable, reliable, and cost effective manner. This has resulted in a number of efficiency improvements, such as:

[2] "Value of Water Survey," ITT Corporation, 2010. http://www.itt.com/valueofwater/

[3] Young, John. "The 'Greening of Water: American Water Takes Aim at Climate Change Through Reducing Greenhouse Gas Emissions, Increasing Efficiency." Journal AWWA. June 2010

[4] Water Online: (http://www.wateronline.com/doc/competitive-water-utilities-can-benefit-from-0001)

[5] booz&company. "Utility Supply Chain Management, The New Agenda"

- Consolidation of purchasing volumes across the company has resulted in significant savings for commonly purchased items ranging from water treatment chemicals to construction services.
- Materials such as pipe, valves and water meters have been standardized with resulting savings in both the initial purchase price and on-going maintenance costs. Changes in meter reading technology are reducing the effort required to read meters and the rework associated with missed reads.
- Ongoing work to source American Water’s fleet of vehicles has resulted in a 10% reduction in the number of cars and trucks the company maintains while removing older, less fuel efficient vehicles from the fleet and better aligning vehicle specifications to the needs of the work force.
- As noted above, ENBALA’s Smart Grid Technology is being used to help better manage energy consumption. Other efforts are reducing consumption of things as diverse as office paper and laboratory services.

Conclusion

As discussed in this paper, water utilities are faced with enormous challenges, and efficiency remains a top priority. And like all companies, American Water is challenged to find innovative ways to operate efficiently for the benefit of the company and its customers. In reducing its own carbon footprint, American Water has introduced innovations that it hopes will set the stage for operational efficiency, as well as more environmentally friendly practices throughout the industry.

Maureen Duffy
maureen.duffy@amwater.com
856.309.4546

Working with Customers to Reduce Water Usage during California Drought

Background

In 2015, California entered the fourth year of a severe drought, the driest it has been since record keeping began in the late 1800s.[1] This historic long-term drought is a problem for every American, regardless of where they live, because it has implications for the economy, society and environment.

On April 1, 2015 Governor Jerry Brown renewed his emergency declaration and imposed a mandatory 25 percent statewide water reduction and prohibited water uses. This means California needs to reduce its water use by 25 percent from 2013, the designated base year. In order to achieve this, a large push for limiting outdoor irrigation has been made with both incentives for lawn removal and penalties for improper irrigation.

Governor Brown's Executive Order made it clear the 25 percent goal would not apply equally to every community throughout the state. The Water Board released guidelines ranging from 8 - 36 percent for each of the 411 urban water suppliers in the state, using a formula based on populations served and water production in the summer of 2014, for how the 25 percent target should be applied. Communities with high gallons per capita per day (use per person) consumption were ordered to conserve the most, whereas communities that already have a low use per person were assigned smaller reduction targets.

In order to meet state required targets, California American Water, which serves about 630,000 people in 50 communities in service areas in the northern, central and southern parts of the state, activated a Water Shortage Contingency Plan. Although some changes were necessary to align with specific state requirements, the substance of the plan proved to be remarkably close to the state's vision of how water utilities should respond to the shortage.

Challenges

Meeting current water demand, while ensuring a sustainable water supply for future generations, is a significant challenge for the water industry. Water scarcity is not only an issue of critical importance in California, but throughout the world. Growing populations and changing weather patterns have exposed vulnerabilities in California's current water delivery infrastructure, while excessive groundwater pumping and stronger calls for environmental water have magnified the impact of the drought on all Californians. These issues raise important questions for water supplies in other parts of the west and throughout the nation.

[1] Public Policy Institute of California. "What if California's Drought Continues?" http://www.ppic.org/content/pubs/other/815EHR_appendix.pdf

In addition, the current state of the nation's water and wastewater infrastructure is worsened by drought. Drought exacerbates the flaws in the pipes through contraction and expansion of the ground. This is the same circumstance with freeze/thaw conditions. Any weaknesses in the pipes are stressed, which causes increased breakage and leaks.

Approach

Water conservation stretches available supplies, protects the environment, reduces pressure on sewage treatment facilities, reduces energy demand for water pumping, heating and treatment and decreases costs for/ delays developing new sources of water supply. Water conservation is a fundamentally sound strategy to help ensure water supply sustainability and resiliency.

California American Water does have adequate water supplies in all of its districts throughout California, and they are monitoring their groundwater and purchased water supplies carefully. They are also working with the fire departments to make sure they have adequate fire flows to fight the wildfires that are ongoing out in California.

In order to meet state mandates, California American Water implemented an aggressive drought communications plan to encourage its customers to reduce water use during the drought by helping them understand how they use water and where they can reduce water use.

Tactics included:

- California American Water Website - www.californiaamwater.com/drought
- California Drought Update and Conservation/Rebate Link
- Monthly Bill Text Messages
- Press Releases
- Direct Mailers
  - Summer Conservation
  - Mandatory Conservation Measures
  - Drought Updates
- Drought Bill Inserts
  - Mandatory Conservation Measures
  - From the Tap
- Weekly Drought E-mail Updates with Constant Contact and Mail Chimp
- Social Media – Facebook, Next-door and Twitter
- Extended Turf Rebate Program
- Ventura County and San Diego County Media Tour
  - Hosted one-on-one meetings with local news outlets:
    - The Acorn
    - Ventura County Star,
    - San Diego Union Tribune
    - Coronado and Imperial Beach Eagle
- WaterSmart Behavioral Software Reports
  - Offered to all residential customers in our Los Angeles and Ventura County districts.
  - WaterSmart software is a part of behavioral water efficiency, which brings awareness to how much water one consumes.
  - Customers receive a home water report (HWR), which provide customer with details on their water use and compares their monthly water usage to similar households' water usage in their area.
  - Participating residents also have access to WaterSmart's web and mobile customer portal.
- Water Conservation Walk and Talk Program
  - Walk and Talks with California American Water customers are the first of their kind in Southern California
  - August – September Door-to-Door campaign to promote water conservation

- Approximately 12,000 homes in Los Angeles and Ventura County Districts; 4000 homes in Sacramento District
    - Walkers provided customers free low-flow showerheads, hose nozzles that automatically stop spraying when not in use, leak detection kits for bathrooms and information about our rebate programs.
- Individual outreach to high water users
    - "Outliers" have largest potential for savings
    - Top 25 CII customers in each district
    - Top 100 residential customers in each district
    - Top 250 residential customers in Ventura had advanced metering technology installed

Additional Methods

For water utilities, detecting and repairing leaks is one of their main components for water conservation. With new automatic leak detection technologies in place, California American Water is making great strides in detecting, preventing and managing many major leaks before they happen.

Deteriorating infrastructure stressed by low or fluctuating water temperatures, soil movement, vibrations and water pressure changes contribute to water leakage. Considering approximately 7 billion gallons of treated drinking water is "lost" per day primarily due to leaks in drinking water pipelines throughout the U.S., a leak detection program is highly proactive, helping water utilities automate water systems, detecting problem areas earlier, giving customers tools to monitor water use, providing more accurate rates, and reducing demand.

Additionally, California American Water works with its customers to conserve water by offering rebates for turf removal and high efficiency appliances and plumbing fixtures, by providing water surveys, and by educating customers about smart irrigation schedules.

Results

California American Water's 630,000 customers have successfully instituted conservation measures, which hopefully can help sustain rural and urban communities and protect habitat for wildlife by keeping water in the Colorado River and others.

California American Water District Percentage Savings around the State ***(last updated 2/28/16)***

		Monthly Savings										Cumulative		SWRCB
		June	**July**	**Aug**	**Sep**	**Oct**	**Nov**	**Dec**	**Jan**	**Feb**		**Savings**		**Target**
San Diego	**1530**	27%	33%	24%	28%	27%	23%	26%	26%	10%		26%		8%
LA	**1550**	30%	31%	30%	34%	31%	23%	18%	20%	13%		27.0%		26%
Ventura	**1551**	27.0%	30.8%	24.0%	31.8%	28.9%	16.2%	23.1%	30.9%	8.6%		25.6%		30%
Monterey	**1540**	20%	17%	16%	13%	16%	26%	24%	19%	10%		18%		8%
Sacramento	**1560**	38%	45%	37%	30%	30%	31%	27%	23%	26%		34%		17%
Larkfield	**1561**	27%	28%	28%	24%	24%	26%	18%	18%	13%		24%		N/A

Overall, Californians have reduced water use by 25.5 percent since emergency conservation regulations took effect in June[2]. In December 2015, the statewide conservation rate was 18.3 percent, down from 20.4 percent in November, compared to the same months in 2013. A drop in the water conservation rate was expected during the cooler fall and winter months, when

[2] California Water Boards Media Release: "CALIFORNIA MEETS GOVERNOR'S CONSERVATION MANDATE FOR SEVENTH STRAIGHT MONTH', 2/2/16, http://www.swrcb.ca.gov/water_issues/programs/conservation_portal/docs/2016feb/pr2216_dec_conser.pdf

Californians use less water and there is less opportunity to save on outdoor water use compared with the hot summer months[3].

Turf Rebate Program
According to the California Department of Water Resources (CDWR), outdoor landscaping is the single largest use of water in the typical California home. In most yards, grass consumes the most water, so reducing or eliminating how much grass is in landscapes can make a significant impact on the state's water use.[4]

The Governor's directive number three directs the CDWR to "lead a statewide initiative, in partnership with local agencies, to collectively replace 50 million square feet of lawns and ornamental turf with drought tolerant landscapes. The department shall provide funding to allow for lawn replacement programs in underserved communities, which will complement local programs already underway across the state."[5]

California American Water's turf rebate amounts vary by district and customer class. It's typical for residential customers to be eligible for $2000-$5000 turf replacement rebates and commercial industrial institutional accounts to be eligible for $5000 to $50,000 in rebates.

- Result:
  - Over 1.5 million square feet of turf has been replaced with rebate assistance from California American Water in 2015.

Water Efficient Appliance/Device Rebate Program
Another directive calls for a short-term, statewide rebate program for water-efficient appliances and devices, including a clothes washer residential rebate program and a targeted disadvantaged community direct install program. The programs will help residents capture water and energy savings while reducing greenhouse gas emissions.

California American Water offers one of the most comprehensive and generous rebate programs for commercial, industrial and large landscape customers.

- Results from California American Water:
  - Over 2,390 rotating nozzle rebates issued in 2015.
  - Over 1,500 toilet rebates issued in 2015.
  - Over 340 high efficiency dishwasher rebates issued in 2015.
  - Over 230 rain barrel rebates issued in 2015.
  - Over 200 pool cover rebates issued in 2015.
  - Over 3,140 water waste complaints collected.

Case Study: Regional Water Efficiency in Sacramento

California American Water is tops in regional water efficiency in Sacramento. California American Water customers had the lowest per capita water usage in the region going into the fourth year of the drought.

Policy
- The CPUC adopted the Water Action Plan in 2005 and prioritized water efficiency and conservation.

[3] California Water Boards Media Release: "CALIFORNIA MEETS GOVERNOR'S CONSERVATION MANDATE FOR SEVENTH STRAIGHT MONTH', 2/2/16, http://www.swrcb.ca.gov/water_issues/programs/conservation_portal/docs/2016feb/pr2216_dec_conser.pdf
[4] California Department of Water Resources, http://www.water.ca.gov/turf/
[5] California Drought Executive Order B-29-15, Directive #3, April 1, 2015

- The plan allowed rates to be decoupled from revenue requirements, which allowed CPUC regulated utilities like California American Water to promote water efficiency with a variety of tools including rate design, programs and rebates.
- California American Water was authorized by the CPUC to invest $40 million to install more than 47,000 water meters for customers historically paying a flat rate for unlimited water use and replace hard-to-service, leaky water mains between 2005 and 2013.
- The CPUC has authorized robust conservation budgets to help us provide customers with the tools and knowledge necessary to reduce water use.

Action

- California American Water was one of the first water utilities around the Sacramento region to be completely metered.
- California American Water's rate structure incentivizes conservation with a smaller fixed meter charge and a higher variable consumption-based volumetric rate.
- California American Water's conservation team has been given approval to fund programs, services and rebates that help customers use water more efficiently.
- California American Water was the second utility in the region to offer turf replacement rebates and funded the removal of about 100,000 square feet of lawns in the last two years.
- The conservation team has provided customers with more than 45,000 water-saving devices and funded the installation of more than 2,300 low-flow toilets in the last five years.
- California American Water is talking to customers online, through social media, and also face to face – through community events and by going door to door to nearly 4,000 homes.

Results

- California American Water's 60,000 customers have the lowest gallons per capita daily water usage of any water district in the Sacramento region.
- The Sacramento District is the only water utility in the region required to reduce water use by only 20 percent. Other Sacramento water utilities will be required to reduce usage by 28 to 36 percent.
- Customers have reduced water use by 42 percent since new measures went into effect in June.

Conclusion

The historic drought in California is certainly a challenging situation for the water industry, as it deals not only with that state specifically but uses it as a primer for potential future challenges in all parts of the country. The report on freshwater supply from the Government Accountability Office (GAO) states that 40 of 50 state water managers expected shortages in some portion of their states under average conditions in the next 10 years[6].

We need to work together to explore collaborative water management opportunities that will best serve the long-term sustainability of water resources across the west, and protect our environment and our way of life. As President Obama said about the drought, "Everyone is in this together and we all need to be doing our part."[7]

Collaboration between federal, state and local partners is critical to long-term drought resilience.

[6] U.S. Government Accountability Office, http://www.gao.gov/products/GAO-14-430

[5]Welch, Craig. "Exclusive: Obama Tells Us What's to Come on Climate, Drought." *National Geographic*, (2015). http://news.nationalgeographic.com/2015/04/150423-barack-obama-environment-drilling-oil-science-oceans/.